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03007891

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DSM

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 3120 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/2/03

ANNUAL REPORT 2002 DSM N.V.



Unlimited. DSM

DSM KEY DATA 2002

Sales € 6,700 million
Profit on ordinary activities after taxation € 349 million
Net profit € 1,188 million
Capital expenditure (including acquisitions) € 536 million
Net profit per ordinary share € 12.08
Dividend per ordinary share € 1.75
Workforce (year-end 2002) approx. 18,500
ROI 8.7%

THREE CLUSTERS

Life Science Products
Performance Materials
Industrial Chemicals

MAIN MARKETS

pharmaceuticals, automotive/transport, food, electrics & electronics.

STRATEGY

In the autumn of 2000 DSM presented Vision 2005: Focus and Value, a strategy aimed at accelerating the company's ongoing concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. To this end, DSM is transforming itself into a company that is active in specialties, i.e. advanced biotechnological and chemical products for the life science industry and performance materials. As part of this process, DSM sold its petrochemicals business (with sales of about € 2.3 billion) in 2002 and announced its intention to take over Roche's vitamins, carotenoids and fine chemicals business, which has annual sales of about € 2.4 billion. The transaction agreement was signed in early February 2003. DSM's strategy is aimed at realizing a sales level of about € 10 billion in 2005. At least 80% of these sales should be generated by specialties, and the rest mainly by industrial chemicals such as melamine and caprolactam.

DSM N.V. ANNUAL REPORT 2002

GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at the DSM head office in Heerlen (Netherlands) on Wednesday, 2 April 2003 at 14.00 hours.

IMPORTANT DATES

Ex-dividend: Friday, 4 April 2003
Publication of first-quarter results: Monday, 28 April 2003
Publication of second-quarter results: Friday, 25 July 2003
Publication of third-quarter results: Monday, 27 October 2003
Annual report 2003: Wednesday, 11 February 2004
Annual General Meeting: Wednesday, 31 March 2004

Further details: → WWW.DSM.COM

CONTENTS

KEY FINANCIAL DATA

(CONSOLIDATED)

x € million	2002	2001
ONGOING ACTIVITIES:		
- net sales	5,636	5,751
- operating profit plus depreciation and amortization (EBITDA)	767	741
- operating profit (EBIT)	383	336
- capital expenditure (including acquisitions)	496	561
DISCONTINUED ACTIVITIES:		
- net sales	1,029	2,219
- operating profit plus depreciation and amortization (EBITDA)	125	301
- operating profit (EBIT)	67	185
TOTAL:		
net sales	6,665	7,970
operating profit plus depreciation and amortization (EBITDA)	892	1,042
operating profit (EBIT)	450	521
capital expenditure (including acquisitions)	536	652
profit on ordinary activities after taxation	349	369
net profit	1,188	1,415
dividend	199	199
depreciation and amortization	442	521
cash flow	1,630	1,936
net debt	-1,038	867
shareholders' equity	5,142	4,239
total assets	8,996	8,575
capital employed	4,570	5,763
per ordinary share in €:		
net profit	12.08	14.50
profit on ordinary activities after taxation	3.38	3.61
dividend	1.75	1.75
shareholders' equity	49.64	40.49
ratios (%):		
operating profit / net sales of ongoing activities (ROS)	6.8	5.8
EBITDA / net sales of ongoing activities	13.6	12.9
operating profit / average capital employed (ROI)	8.7	9.2
net profit available to holders of ordinary shares / average shareholders' equity	26.8	42.3
net debt / group equity plus net debt	-25.0	16.8
group equity / total assets	57.6	50.1
EBITDA / financial income and expense	63.7	10.7
workforce		
year-average workforce	19,505	21,646
workforce at 31 December	18,375	21,504

FOREWORD

The € 383 million operating profit from ongoing activities that we earned in 2002 was 14% higher than the comparable figure for the previous year. After declining sharply in 2001, the economy made a hesitant recovery in 2002, and against this background, we are not dissatisfied with our performance in 2002.

In 2002 we celebrated our centennial with a wide range of special events and activities for staff, customers and other stakeholders. The celebrations kicked off with a worldwide breakfast for all our employees on our anniversary date of 29 May, during which we were officially awarded the title 'Royal'. The breakfast also provided the backdrop for the launch of a groupwide 'Dream Action', on which more detailed information is provided on page 6 of this report.

The year 2002 was a special year for other reasons, too. For a start, we made good progress in implementing the strategy *Vision 2005: Focus and Value*. We sold our petrochemical activities to SABIC of Saudi Arabia, a key move in the process of transforming DSM into a company with a more stable level of profits and a sharper focus on specialties. For many decades, the petrochemical side of the business has dominated both the way in which we have operated and the image we have projected to the outside world. Although our departure from this business was a big and emotional step, we were pleased to make way for SABIC as the new owner of our petrochemical business.

We also announced our intention of purchasing the vitamins, carotenoids and fine chemicals business of Roche (Switzerland). Once this transaction has been completed, the new configuration of our activities in the life sciences will make us the world's leading supplier to the pharmaceutical, food and animal feed industries. Moreover, the arrival of Roche's division will also inject considerable technological expertise into the group.

As regards the progress we have made in achieving our strategic targets, this report for the first time details not only the progress made by the group as a whole, but also the strategies of individual business groups.

The total value of investments made in the year under review, excluding acquisitions, was approx. € 500 million. Plant expansions were announced for the production of EPDM rubber, Dyneema, biopharmaceuticals based on cell cultures, and food ingredients. The problems surrounding the quality systems used by DSM Pharmaceuticals, Inc. (the company formerly known as Catalytica) were solved in 2002. The company has adopted completely new quality assurance and control systems, which means it now complies with the requirements laid down by the US Food and Drug Administration. DSM Pharmaceuticals, Inc. succeeded in securing a large number of new orders, and hence made a clear positive contribution to the profit recorded by the Life Science Products cluster. We also strengthened our position in the industrial chemicals market, by participating in a joint venture for the production of caprolactam in Nanjing, China, and by expanding melamine production capacity in Geleen, the Netherlands.

Investors have faith in our *Vision 2005: Focus and Value* strategy and in the way we are implementing this strategy, judging from their valuation of our share. In terms of total shareholder return, our stock has been the top performer in the AEX index over the past two years. While the index fell 20% in 2001 and 36% in 2002, our stock has gained 32% in value since the publication of Vision 2005 at the end of September 2000. The investor community is also giving us very high ratings compared with other European chemical companies: in 2002 the DSM share was the second-best performer in the Dow Jones Stoxx 600 Chemical Index.

This is the first time we have published a 'Triple P Report' alongside our annual report. The Responsible Care Progress Report we have published every year since 1994 has been incorporated in the new publication, which reports on the progress we have made in implementing our policy on the three Ps, i.e. 'people, planet and profit', during the year under review. The way in which we celebrated our centennial hopefully also reflects the importance we attach to a robust, integrated Triple P policy. We shall be publishing a Triple P Report every year from now on.

We also published the DSM Values in 2002. These set out our core corporate values, centred round the themes of valuable partnerships, respect for people and good corporate citizenship. They represent the standards by which our stakeholders can measure our performance. More than that, these are the standards by which we wish to be measured.

A company cannot move forward without hard work on the part of its staff, and 2002 was definitely a year of hard work and solid achievements. We are extremely grateful to our staff, customers, shareholders and suppliers, as well as to all the various communities in which we operate.

We have a special word of thanks for Herman Wijffels, who resigned as Chairman of the Supervisory Board of Directors in 2002. He held this position for almost twelve years, during which period DSM underwent a comprehensive renewal process. He displayed great wisdom, consistency and understanding of the human factor and always had an open eye for developments in the field of Corporate Governance.

We have experienced countless changes during the 100 years since the company's foundation. Together, these changes have shaped the organization we have become today: a company with a clear strategy, one that is valued by our stakeholders and has already been successfully implemented to a large extent. We are also a company in sound financial health, that is responsive, has a keen sense of customer awareness, and whose corporate culture is one in which the human dimension is pre-eminent. We intend to continue full steam ahead towards our destination of becoming a leading, innovative and sustainable specialty company.

Peter Elverding
Chairman of the Managing Board of Directors

PETER.ELVERDING@DSM.COM


photo: Rob Hollhuis
From left to right: Jan Zuidam (deputy chairman), Henk van Dalen, Feike Sijbesma, Jan Dopper, Peter Elverding (chairman).

MANAGING BOARD OF DIRECTORS



DSM was awarded the title 'Royal' during a communal, worldwide breakfast that was arranged 100 years to the very day after its foundation as 'Dutch State Mines'.

DSM GRANTED ROYAL STATUS IN CENTENNIAL YEAR

We celebrated our centennial in 2002 with a large number of events and activities, including large-scale celebrations for staff, and open days and special events for customers, shareholders and other stakeholders. At the end of May, we were informed, during a worldwide breakfast arranged for all the group's staff, that we had been awarded the title 'Royal'. We are extremely grateful for this privilege, which we see as a token of appreciation for 100 years of responsible corporate citizenship.

Another highlight of the centennial celebrations was the launch of a worldwide 'Dream Contest', under the motto 'Sharing our dreams, sharing our talents'. We challenged our staff to use their talents to come up with suggestions for improving the world around them. In return, we pledged to put our expertise, facilities and money at the winners' disposal, to a total of € 5 million. A jury chaired by Simon de Bree, the former Chairman of the Managing Board of Directors, selected the most inspiring dreams from a total of over 700 entries received from 1,100 staff employed in 35 different countries. The prizes were awarded during a special ceremony that was held in October in the presence of Her Majesty Queen Beatrix of the Netherlands.

The prize-winning dreams, which will now be turned into reality, included a research project for finding a low-cost medicine to combat malaria, a simple method for cleaning contaminated drinking water with the aid of a straw based on membrane technology, and a project for helping elderly people living in difficult conditions in Moscow.

A 'torch relay' started at the DSM site in Filago, Italy, in December. The idea is to trigger off a succession of locally-oriented activities using DSM's expertise, experience and resources to improve the situation in the direct vicinity of DSM sites all over the world.

REPORT BY THE MANAGING BOARD OF DIRECTORS

GENERAL REVIEW

We recorded net sales of € 5.6 billion for our ongoing activities in 2002, a decrease of 2% compared with the previous year on a comparable basis. The operating profit from our ongoing activities was € 383 million, an increase of 14% on a comparable basis. We were able to meet the profit projections made in 2002. Despite the continued absence of any signs of a global economic recovery and the much weaker dollar, we nonetheless managed to hold our ground. We recorded a net profit of € 1,188 million. The operating profit for Life Science Products and Performance Materials was slightly above the 2001 level and that of Industrial Chemicals improved by 20%. The result of Other activities was also better than in 2001.

It is clear that the *Vision 2005: Focus and Value* strategy we launched in 2000 is bearing fruit. During the implementation of the strategy, the company's financial position remains very strong, with a surplus of about € 1 billion net at year-end 2002. However, this balance sheet only reflects an intermediate stage in DSM's transformation into a multi-specialty player.

STRATEGY

We made significant progress in implementing the strategy set out in *Vision 2005: Focus and Value* in 2002. Having sold our stake in Energie Beheer Nederland (EBN) at year-end 2001, we completed the sale of our petrochemical activities in 2002 and also announced our intention to take over Roche's vitamins, carotenoids and fine chemicals business. The takeover contract was signed in February 2003. This acquisition is in line with our strategy of evolving into a specialty company and will help in accomplishing our transformation into the world's leading supplier of intermediates to the pharmaceutical, food and animal feed industries. The takeover meets all the criteria we apply to acquisitions, including the requirement that any acquisition should contribute to our earnings per share within two years of its purchase. This acquisition is expected to contribute to earnings per share from day one.

In more general terms, 2002 saw us making further progress in developing into a robust company that is well equipped to respond to developments such as fiercer competition, changes in product legislation and technological challenges. A programme of carefully planned investments in the development and production of food ingredients, drug ingredients and performance materials helped us to strengthen our profile as a specialty company. We also sold a number of minor activities that we regarded as not compatible with our desired profile.


DSM SHARE PRICE DEVELOPMENT 2000-2002
60
55
50
45
40
35
30
25
20
15
10
5
0
Vision 2005: Focus and Value
1/00 2/00 3/00 4/00 5/00 6/00 7/00 8/00 9/00 10/00 11/00 12/00 1/01 2/01 3/01 4/01 5/01 6/01 7/01 8/01 9/01 10/01 11/01 12/01 1/02 2/02 3/02 4/02 5/02 6/02 7/02 8/02 9/02 10/02 11/02 12/02
— DSM
— AEX
— DJ Euro Chem

Our share price has performed well since the publication of *Vision 2005: Focus and Value* setting out our strategy for the future.

IMPLEMENTATION OF STRATEGY

- At the end of June 2002, we sold our petrochemical business to Saudi Basic Industries Corporation (SABIC). Over 2,000 staff employed at Geleen in the Netherlands and Gelsenkirchen in Germany, as well as just under 300 support staff, were affected by the deal. The transaction comprised the entire share capital of the companies constituting DSM Petrochemicals, plus their subsidiaries and sales activities, as well as all technologies, patents and trade names owned by the companies concerned. The aggregate value of the sale was € 2,250 million, representing a book profit of € 936 million net. SABIC and DSM agreed that the takeover sum would be paid in two instalments. However, as DSM immediately monetized the second instalment, the net proceeds received by DSM amounted to € 2 billion. The proceeds of the sale have been transferred to a subsidiary called DSM Vision 2005 BV and will be used for implementing the strategy set out in *Vision 2005: Focus and Value*.

- At the beginning of September, we reached agreement with Roche, the Swiss pharmaceutical group, on the main points of the takeover of Roche's vitamins, carotenoids and fine chemicals activities. The relevant contract was signed in early February 2003, but the approval of the competition authorities still needs to be obtained before the transaction can be completed. The total consideration of the acquisition is about € 1,950 million.

  The Roche division, which will be integrated into DSM, is the world's largest supplier of vitamins and carotenoids, and posted sales of CHF 3.5 billion (€ 2.4 billion) in 2001. It is active all over the world and is headquartered in Kaiseraugst (Switzerland). It employs a workforce of about 7,300.

  The company resulting from the merger of DSM's life science activities with Roche's vitamins, carotenoids and fine chemicals business will be the world's No. 1 supplier to the life science industry, with a unique and coherent portfolio of activities for customers who are active in the food, animal feed and health products sectors. The combination of DSM's and the Roche division's advanced (bio)technologies offers scope for accelerated innovation, for example in the fields of food ingredients and functional foods.

The disposal of our petrochemical activities and the undertaking of major acquisitions in life science products and performance materials constitute, alongside organic growth, the cornerstones of the strategy set out in *Vision 2005: Focus and Value*. We are now rapidly approaching the ultimate goal of this strategy: transforming the group into a specialty company that is a world leader in the majority of its activities, i.e. the manufacture of high-performance biotechnological and chemical products for the life sciences industry and performance materials.

CORPORATE GOVERNANCE AND DSM VALUES

Within the framework of corporate governance, we have explicit corporate values and requirements with regard to risk management, financial policy and organizational governance at corporate level and at the level of the various group units (see page 46 of this report).

We are fully aware of the fact that there are certain responsibilities inherent to our position as an integral part of the society in which we operate. It is vital that both we ourselves and the communities in which we operate have a clear idea of the values embraced by the group. The Managing Board of Directors formally adopted the DSM Values in 2002. At their heart lie three core values that together reflect the group's character and aspirations: valuable partnerships (because our relationships with our customers and other partners in business are of crucial importance), respect for people (because people remain the key to success, even in a company like ours with its strong focus on science and technology) and good corporate citizenship (which is a precondition for securing sufficient public support for our activities). The DSM Values have now been clearly communicated throughout the organization.

OPERATIONAL EXCELLENCE

We took further steps in 2002 to implement the Operational Excellence programme we launched at the end of 1998 and will continue to do so in the coming years. The Operational Excellence programme comprises a number of projects aimed at improving the quality of our profits by making better use of synergy and by encouraging the various business groups to share their knowledge and experience. The latter is reflected, for example, in the adoption of best-practice work processes (enabling us to increase both output and production efficiency at the same or a lower cost), in the standardization of work processes, equipment and ICT and other systems, and in joint purchasing.

One of the components of Operational Excellence is Manufacturing Excellence – which is aimed at making better use of plant and equipment, raising production efficiency and standardizing equipment and systems.

The Operational Excellence programme is now firmly embedded within the DSM organization and is leading to lower costs per unit of product.

ICT AND E-BUSINESS

Operational Excellence also includes a programme which started in 2000 and aims to make our information and communication technology (ICT) and our e-business and other systems industry-leading by 2005. This is a key factor in our efforts to become a leading specialty company.

INFRASTRUCTURE
We have in place an outstanding, flexible ICT platform for e-business, process standardization and the rapid integration of new group companies which we completed in 2002. In 2000 and 2001, we thoroughly overhauled and enhanced our worldwide ICT infrastructure by introducing a standard desktop environment (hardware and software) and network worldwide. We launched a follow-up project in 2002, with the aim of further standardizing and outsourcing the management of our ICT infrastructure. The project is designed to culminate in a worldwide system of customer support and systems management, under the aegis of the Corporate ICT Department.

STANDARDIZING BUSINESS PROCESSES
In the year under review, several business groups succeeded in improving the efficiency and effectiveness of their business processes in a major way. In 2001 we had launched a programme to standardize our business processes in line with best practices and to define these in our ERP system. The programme includes purchasing, planning, sales, plant maintenance and financial planning and control. Its strength lies in the way it makes use of the expertise already available in the organization throughout the world. The standard business processes are being introduced in all the business groups. This will generate substantial savings on the cost of system maintenance and will make it possible to integrate newly acquired companies very quickly. Moreover, it will provide many opportunities for value creation.

E-BUSINESS PLATFORM
Our e-business project has made good progress since it was launched in 2000. The e-business platform we have designed fully matches our ICT infrastructure and standardized business processes. It also enables the business groups to further intensify their links with both customers and suppliers. The platform is making a significant contribution to our operational efficiency and customer focus, which now meet the highest standards.

At the end of 2002 most of the business groups were hooked up to the e-business infrastructure. The rest is scheduled to follow by mid 2003.

SAFETY, HEALTH AND THE ENVIRONMENT

We more than met the safety targets set for 2002. New systems for recording health and environment related incidents were introduced in the year under review, which will undoubtedly help us to further improve our performance in these two fields. In our Triple P Report for 2002, which we are publishing in conjunction with this annual report, we provide a detailed account of our performance in the field of safety, health and the environment.

SAFETY
The number of lost-workday cases (LWC) per 100 employees per year (known as the frequency index) fell by 35 per cent and stood at 0.24 in 2002 (2001: 0.37). This means that we achieved our aim of a 20% reduction in the frequency index each year (as it applies to our own staff). The LWC frequency index for DSM staff and contractor personnel combined decreased by 38% to 0.32 (2001: 0.52).

In December 2002, one of our operators was killed in a traffic accident whilst travelling to our EPDM plant in Triunfo, Brazil.

HEALTH
In 2002, we expanded our existing systems for recording and analyzing the incidence of occupational disease and work-related health complaints to include all DSM units worldwide.

THE ENVIRONMENT
Once again, we succeeded in reducing air-borne and water-borne emissions of a number of substances and compounds. Our Dutch sites – which together account for about half of all the group's energy consumption – once again improved their energy efficiency. This has a direct bearing on the Energy Efficiency Benchmarking Covenant, which we signed on behalf of our Dutch sites in 1999 and which commits us to becoming one of the world leaders in terms of energy efficiency by the year 2012. During the period from 1989 to 2002, we achieved a 27% reduction in the amount of energy consumed per unit of product. As a result, air-borne carbon dioxide emissions per unit of product also declined sharply.

There were a few incidents in 2002. In IJmuiden (Netherlands), for example, a defective safety system resulted in the release of 850 kg of ammonia.

In 2002, we installed a new system known as ARIA for reporting all incidents relating to health, safety and the environment that occur at any DSM site in the world.

HUMAN RESOURCE MANAGEMENT

At the end of 2001, we defined our human resource management (HRM) strategy for the years to come in a document entitled *People Matter(s)*, which sets out our policy on the further internationalization of the group and describes how we can secure our position as an employer of choice, maximize the development potential of our staff and enhance management skills.

As part of this strategy, we introduced an improved method for developing and encouraging the use of competence management in 2002, which all the business groups will be adopting in 2003. Competence management is set to play a key role in areas such as recruitment and selection, staff development and appraisal. We also introduced a new performance-based system of remuneration for our senior management in 2002 in which there is a more direct link between performance growth and salary growth. As from 2003, the system will be extended to other managerial ranks.

Our ability to recruit new talent in a labour market in which the competition, particularly for technical specialists, is growing increasingly fierce is likely to prove essential for our success as a business. The system of web-based recruitment, which we introduced in Europe in 2002 and which will be extended to the USA in 2003, should benefit the process of recruitment and selection.

The introduction of 'working climate analyses' is intended to enhance working conditions for all our staff. Separate working climate analyses will be performed for each individual business group, with four business groups leading the way in 2003. The aim is to analyze the working climate at all our business groups by the end of 2006.

Finally, the share option scheme applying to our Dutch-based executives was extended to include all executive staff throughout the world in 2002.

NUMBER OF EMPLOYEES AS AT 31 DECEMBER 2002:

	2002	2001
Europe	12,591	15,490
- The Netherlands	8,302	10,285
- Rest of Europe	4,289	5,205
North and South America	4,015	4,277
Rest of the world	1,769	1,737
total	18,375	21,504

RESEARCH AND DEVELOPMENT

EXPENDITURE

R&D expenditure for ongoing activities amounted to € 271 million in 2002, which represents 4.8% of our net sales. Although R&D expenditure fell in absolute terms in 2002 as a result of the sale of our petrochemical business and the associated research activities, research intensity for the group as a whole increased due to the increased focus on specialties.

R&D expenditure on Life Science Products represented 6.7% of net sales, the comparable figure for Performance Materials being 4.6% and for Industrial Chemicals 1.9%. As at 31 December 2002, a total of around 1,800 staff were employed on R&D activities, representing about 10% of the aggregate workforce.

R&D EXPENDITURE 1998-2002


x € million
325
300
275
250
225
200
98
99
00
01
02 (ongoing activities)

ORGANIZATION

We introduced a new, worldwide R&D governance model at the beginning of 2002, revolving around three R&D Councils for the Life Science Products, Performance Materials and Industrial Chemicals clusters. We also devised a new Corporate Technology Strategy in 2002. This will help to guide the further development of DSM's technology position, the development of competence management, technology platforms, a patents policy and performance indicators.

BASIC R&D NEEDS

It is the job of our R&D organization to maintain and constantly update the knowledge on which the group depends. The three business clusters all have different R&D needs, depending on their individual strategies: in the Life Science Products cluster, R&D activities principally take the form of product and process innovation, based on highly sophisticated technologies such as biocatalysis and genomics. The rapid development of new technology platforms is also a high-priority issue. Innovation also plays a key role in R&D work for the Performance Materials cluster, although there is an additional aspect here, i.e. the transition to specialty materials with a higher added value. The emphasis in the Industrial Chemicals cluster, finally, lies on improving plant performance, one of the results of this research work being the incorporation of new Liquid Phase technology in the new melamine plant in Geleen, the Netherlands.

EXTERNAL COLLABORATION

Our R&D organization works in close collaboration with external parties in undertaking fundamental research of a strategic nature.

Alongside our involvement in the *Wageningen Centre for Food Sciences* and the *Dutch Polymer Institute*, we are a member of some 100 bilateral partnerships. Some 40 members of our R&D staff are also employed part time as university professors or lecturers. We also have an extensive international network of contacts with 2,000 leading university departments around the world and participate in 20 university research consortia, which include a number of other industrial partners as well as the universities themselves.

Our Corporate Venturing group also has a role to play in R&D, seeking as it does to gain access to new technologies and innovative products by investing in young, promising business start-ups.

RESEARCH RESULTS

- The *genomics project*, which was started less than three years ago, is a new technology platform that is having a revolutionary impact on the way in which new enzyme products are developed. It is for example leading to the discovery of new enzymes and generating new information that enables us to improve the organisms used for making enzymes, thus reducing both the cost price of products and the amount that needs to be invested in production facilities.
  As a spin-off, the genomics project has also helped to create a bioinformatics infrastructure. This is particularly important for the Life Science Products cluster, as it will shorten development times and lower the cost of developing new enzymes.
  The genomics project has also done a great deal to strengthen our patent position. As a result of the progress made in this field, and according to figures published by the European Patent Office (EPO), we filed the largest number of biotechnology-related patent applications in the whole of the European Union in 2001. Of the 305 biotech-related applications submitted to the European Patent Office, no fewer than 154 were filed by DSM.

- The *use of enzymes in the production of antibiotics* and the application of these processes on an industrial scale have led to a sharp reduction in the quantity of waste produced as well as lower levels of energy consumption. The concept has been further extended with the development of new technology for the production of a range of pharmaceutical intermediates and active ingredients.

- The European Union has approved a network project relating to *chiral recognition* which we joined at the beginning of 2002. The project, which is due to run for four years, is designed to lead to the development of a better method for using extraction technology to separate enantiomers.

- The first *Stanyl High Flow grade* was developed within an extremely short space of time. It is a unique material, whose flow properties have been much improved, without this detracting in any way from Stanyl's outstanding mechanical properties. The material has been approved for use in new generations of connectors in electronic equipment. The High Flow principle has also proved extremely valuable in the development of new Stanyl materials for replacing metal parts used in the automotive industry.

- *Branched nylon-6* was produced for the first time in a round-the-clock process. It should be possible to use the new material in both single-layer and multi-layer cast and blown film.

- We are working more and more closely with our customers to design *resin applications that do not produce styrene during processing*. Styrene is a major problem, particularly when used in open moulds and in sensitive applications. Progress is being made both in finding substitutes for styrene in various markets and in developing 'closed mould' processing techniques such as vacuum injection.

- The *Sinc-Pro Intelligent Manufacturing Systems Project*, a project subsidized by the European Union that centres on advanced control systems for industrial crystallizers, kicked off early in 2002. Although the project team consists of universities and industrial partners from the European Union, there are also links with Canadian and Japanese research programmes. DSM is coordinating the project.

- *High-Throughput Experimentation* is a new technology originating in pharmaceutical research. Every year, millions of samples are tested with the aid of a large number of small chemical reactors working in parallel with each other. Most of our R&D projects can now be completed five times as fast as they used to be. The possibility of testing a large number of experimental systems, in combination with a sharp increase in efficiency, forms a powerful tool in the development of sustainable production processes. Moreover, the use of smaller quantities of chemicals means a reduction in the amount of waste produced by R&D projects.

FINANCIAL RESULTS

GENERAL

DSM's operating profit from ongoing activities in 2002 was € 383 million, up 14 per cent from 2001 on a comparable basis. Selling prices were under some pressure on average, but raw-material prices were on average lower and sales volumes were 6% higher, despite a further economic decline.

On 28 June 2002 we sold DSM Petrochemicals, comprising our petrochemical activities in Geleen (Netherlands) en Gelsenkirchen (Germany), to Saudi Basic Industries Corporation (SABIC). The sales, profits and cash flow changes of DSM Petrochemicals for the period until 28 June have been included in the overall DSM figures.

At € 349 million, the profit on ordinary activities after taxation was only 5% lower than in 2001, even though the contribution from the petrochemical activities covered a period of only six months.

The *Life Science Products* cluster posted 3% lower sales and a slight increase in operating profit for the whole of 2002. The weakening of the US dollar had a negative effect on profits. DSM Pharmaceutical Products felt the effect of delays in the introduction of new products in the pharmaceutical industry. Aspartame margins were under pressure.

The *Performance Materials* cluster posted a clear decrease in sales due to lower sales volumes at DSM Desotech. However, the operating profit for the cluster remained at the 2001 level as all other units posted higher profits.

The *Industrial Chemicals* cluster recorded a slight decrease in sales but a substantial increase in operating profit, which was due to lower costs and on average higher margins. The effect of the higher operating profit of DSM Fibre Intermediates was partly offset by lower sales volumes and margins for DSM Agro and a lower output for DSM Energy. DSM Melamine performed at the same good level as in 2001.

MACRO-ECONOMIC DEVELOPMENTS

Macro-economic developments in 2002 were unfavourable for DSM, although there was a slight improvement compared with 2001. The recovery of the global economy continued to be hesitant and showed a mixed picture in two respects. Growth in the USA and the emerging markets of Asia was higher than in 2001. However, the economies of Western Europe, Japan and South America performed even worse than in 2001. In the first half of the year, there were signs of a recovery in DSM's main markets. However, this recovery failed to continue into the second half of the year.

The growth of the global economy in 2002 was largely due to high consumer spending levels in the USA. However, rising unemployment rates and plummeting share prices led to a decline in consumer confidence in the USA towards the end of the year. In Europe and Japan, consumer confidence was very low for similar reasons, resulting in weak domestic demand. Industry output initially seemed to recover, but declined again in the second half of the year. Corporate investments were at a low level in all regions due to the low level of profits. The US dollar/euro exchange rate was on average 6% lower than in 2001. Oil prices rose sharply towards the end of the year.

According to CEFIC, the European Chemical Industry Association, European chemical industry growth (not including pharmaceuticals) was about 2 per cent in 2002, which is better than in 2001 (-0,5 per cent). In the USA, chemical industry output (not including pharmaceuticals) increased by about 1.8 per cent in 2002, again a clear improvement compared with 2001.

The first half of the year was relatively favourable for the European chemical industry as the economic climate improved and major end users brought their inventories to normal levels. In the second half of the year, the European chemical industry suffered from a weak industrial demand and a very strong euro (compared with the US dollar).

FINANCIAL RESULTS FOR 2002

Due to the sale of our interest in EBN at the end of 2001 and the divestment of our petrochemicals business in mid-2002, the financial results for 2002 cannot simply be compared with those for 2001. Therefore, the results for ongoing activities (excluding DSM Petrochemicals and Energie Beheer Nederland) will be separately compared where possible. The analyses of the results for 2002 compared with those for 2001 mainly relate to ongoing activities.

STATEMENT OF INCOME

x € million	2002	2001
ongoing activities:		
net sales	5,636	5,751
other operating income	-141	-31
total operating income	5,495	5,720
total operating costs	-5,112	-5,384
operating profit (EBIT)	383	336
DSM total:		
net sales	6,665	7,970
operating profit	450	521
balance of financial income and expense	-14	-97
taxation	-84	-69
profit from non-consolidated companies	-3	14
profit on ordinary activities after taxation	349	369
extraordinary profit after taxation	840	1,045
minority interests' share	-1	1
net profit	1,188	1,415

NET SALES

At € 5.6 billion, sales of ongoing activities were 2% lower than in 2001. Autonomous volume growth amounted to 6%. Selling prices were down 4% on average. Sales decreased by 2% due to deconsolidations and by another 2% due to exchange rate developments (in particular for the US dollar).

The development of net sales per cluster is analyzed below.

x € million — percentage accounted for by:

	2002	2001	difference	volumes	acquisitions and divestments	prices	exchange rates
Life Science Products	2,168	2,237	-3%	3%	-3%	0%	-3%
Performance Materials	1,767	1,855	-5%	1%	0%	-4%	-2%
Industrial Chemicals	1,268	1,302	-3%	11%	-3%	-9%	-2%
Other activities	433	357					
Total, ongoing activities	5,636	5,751	-2%	6%	-2%	-4%	-2%
Discontinued activities	1,029	2,219					
Total DSM	6,665	7,970					

OPERATING COSTS

The operating costs of ongoing activities decreased compared with 2001 and stood at € 5.1 billion. The main component of these costs, the costs of raw materials and consumables, decreased by € 309 million. Expressed as a percentage of net sales, the costs of raw materials and consumables decreased from 47% in 2001 to 43% in 2002.

Due in part to the Operational Excellence programme, there was no autonomous increase in fixed out-of-pocket costs for our ongoing activities, in spite of a 7% increase in average labour costs per employee. Overall labour costs increased by 1% and stood at € 1,156 million in 2002 (2001: € 1,139 million)

Amortization and depreciation for the ongoing activities decreased from € 405 million in 2001 to € 384 million in 2002, mainly because of impairments at the end of 2001.

OPERATING PROFIT

The operating profit on ongoing activities increased by € 47 million (14%), from € 336 million in 2001 to € 383 million in 2002, mainly as a result of higher sales volumes. The sales margin (operating profit as a percentage of net sales) increased from 5.8% in 2001 to 6.8% in 2002.

Margins (selling prices per unit of product less variable costs) were on average significantly below the 2001 level.

NET PROFIT

Financial income and expense on balance resulted in an interest charge of € 14 million compared with € 97 million in 2001. This decrease was related to the increase in financial income due to the investment of the revenues from the sale of DSM Petrochemicals and our stake in Energie Beheer Nederland and to a lower interest rate.

At 19%, the effective tax rate in 2002 was higher than in 2001 (16%). The main reason for this was that our profits no longer included tax-exempt income from Energie Beheer Nederland.

The profit from non-consolidated companies decreased from € 14 million in 2001 to -€ 3 million in 2002 due to the lower result of Methanor and a few other, smaller participations and the sale of Energie Beheer Nederland.

The profit on ordinary activities after taxation decreased by € 20 million and stood at € 349 million. The decrease was due mainly to the sale of DSM Petrochemicals and the depository receipts of Energie Beheer Nederland.

The extraordinary profit for the full year 2002 amounted to € 840 million (2001: € 1,045 million). The extraordinary profit of € 840 million mainly represents the book profit on the sale of DSM Petrochemicals (EUR 936 million) less an amount of EUR 96 million relating to the finalization within DSM of the demerger of DSM Petrochemicals and anticipated post-demerger expenses and to the impairment of DSM's share in Evergreen Nylon Recycling in the USA, in view of a decline in the short-term and medium-term commercial and technological prospects for this business.

The net profit decreased from € 1,415 million in 2001 to € 1,188 million in 2002, mainly as a result of the decrease in extraordinary profit. Expressed per ordinary share, the net profit decreased from € 14.50 in 2001 to € 12.08 in 2002.

CAPITAL EXPENDITURE AND FINANCING

Capital expenditure on tangible and intangible fixed assets for ongoing activities amounted to € 463 million in 2002 and exceeded amortization and depreciation by a margin of € 79 million. In addition, an investment of € 33 million was made in the establishment of the DSM Nanjing Chemical Company joint venture for the production of caprolactam in China.

x € million		2002		2001
Cash at 1 January		1,148		204
Operating activities:				
– cash flow (net profit plus amortization and depreciation)	1,630		1,936	
– profits from divestments	-952		-1,229	
– change in working capital	10		-58	
– other changes	-30		115	
Net cash provided by operating activities		658		764
Investing activities:				
– capital expenditure	-536		-652	
– divestments	2,037		1,465	
– other changes	-53		-9	
Net cash provided by operating activities:		1,448		804
Dividend paid		-191		-197
Net cash used in financing activities		-89		-433
Effects of changes in consolidation and exchange differences relating to cash held		-		6
Cash at 31 December		2,974		1,148

Net debt as a percentage of group equity plus net debt, which amounted to 17% at the end of 2001, changed into a surplus of 25% at year-end 2002. This was due mainly to the sale of DSM Petrochemicals.

BALANCE SHEET PROFILE

in %	before final dividend 2002	2001
intangible and tangible fixed assets	37	49
financial fixed assets	3	3
current assets	60	48
total assets	100	100
group equity	58	50
equalization account and provisions	8	10
long-term liabilities	15	18
current liabilities	19	22
total liabilities	100	100

RATIOS

The balance sheet total (total assets) increased in 2002 and amounted to € 9.0 billion on 31 December (2001: € 8.6 billion).

Group equity as a percentage of total assets increased from 50% at the end of 2001 to 58% at the end of 2002, mainly because of the book profit on the sale of DSM Petrochemicals. The current ratio (current assets divided by current liabilities) increased from 2.17 in 2001 to 3.05 in 2002.

Capital expenditure on tangible and intangible fixed assets for ongoing activities exceeded the level of amortization and depreciation by more than 20%. In spite of this, the total of intangible and tangible fixed assets was € 854 million (20%) lower than in 2001, mainly due to the sale of DSM Petrochemicals. The working capital was € 339 million lower than in 2001, due mainly to the divestment of DSM Petrochemicals. Shareholders' equity increased by € 903 million compared with the situation at the end of 2001; this was due mainly to book profits on activities sold.

Our cash/securities position was strongly boosted as a result of the sale of DSM Petrochemicals.

GROUP EQUITY

as a % of balance sheet total


60
50
40
30
20
10
0
98
99
00
01
02

DIVIDEND

The proposed dividend on ordinary shares for the year 2002 amounts to € 1.75 per share. This corresponds to about 23% of the cash flow (net profit on ordinary activities (€ 349 million) plus depreciation and amortization (€ 442 million) minus the dividend paid to holders of cumulative preference shares (€ 22 million)). This is outside the 16-20% bracket that DSM normally applies. The reason for this is that DSM has opted to offer its shareholders a stable dividend even during the company's current transformation into a specialty company. An interim dividend of € 0.58 per ordinary share having been paid in August 2002, the final dividend will amount to € 1.17 per ordinary share. The dividend will be paid out in cash and will be made payable on 17 April 2003.

OUTLOOK

The second half of 2002 did not bring the hoped-for upturn in the economic climate for the European chemical industry, and trading conditions in important end-use markets did not improve. Moreover, a weakening US dollar put extra pressure on the results of European producers.

The general economic outlook for 2003 is very uncertain. As a result of the combination of low economic growth, rising geopolitical tensions, high raw-material prices and a weak dollar, market conditions will remain hesitant.

In DSM's major markets, too, trading conditions are not expected to improve for the time being, also against the background of a clearly weakened US dollar. Given the delays in new drug approvals in the pharmaceutical industry, the continued absence of a recovery in the electronics and telecommunications industries and the rapid increase in raw-material costs, market conditions are unlikely to improve significantly before the second half of 2003.

So far, market developments in 2003 seem to be more or less in line with the beginning of last year. The Life Science Products cluster is expected to post an operating profit for the whole of the year which, barring a strong further decrease in the dollar exchange rate, will be at the 2002 level, the expectation being that the second half of the year will be better than the first half. As for the other clusters, it is still very unclear what the influence of the economy and raw-material prices will be.

Given this unusual combination of uncertainties, DSM does not want to make a forecast at present about the development of its operating profit.

REVIEW BY CLUSTER

DSM's activities are grouped into three clusters. The tables below present the financials of the ongoing activities in these clusters.

NET SALES AND SUPPLIES

	NET SALES		SUPPLIES	
x € million	2002	2001	2002	2001
Life Science Products	2,168	2,237	2,240	2,304
Performance Materials	1,767	1,855	1,795	1,935
Industrial Chemicals	1,268	1,302	1,389	1,460
Other activities	433	357	437	373
intra-group supplies	-	-	-225	-321
total	5,636	5,751	5,636	5,751

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

x € million	2002	2001
Life Science Products	382	376
Performance Materials	197	204
Industrial Chemicals	158	155
Other activities	30	6
total	767	741


EBIT / SUPPLIES 2001 AND 2002
in %
10
8
6
4
2
0
Life Science Products
Performance Materials
Industrial Chemicals
DSM (ongoing activities)
2001
2002


EBITDA / SUPPLIES 2001 AND 2002
in %
18
16
14
12
10
8
6
4
2
0
Life Science Products
Performance Materials
Industrial Chemicals
DSM (ongoing activities)
2001
2002

OPERATING PROFIT (EBIT)

x € million	2002	2001
Life Science Products	232	230
Performance Materials	113	112
Industrial Chemicals	77	64
Other activities	-12	-41
operating profit before amortization of goodwill	410	365
amortization of goodwill	-27	-29
total	383	336

CAPITAL EXPENDITURE

x € million	2002	2001
Life Science Products	189	280
Performance Materials	167	160
Industrial Chemicals	120	95
Other activities	20	26
total	496	561

CAPITAL EMPLOYED AT 31 DECEMBER

x € million	2002	2001
Life Science Products	2,034	2,033
Performance Materials	1,083	1,081
Industrial Chemicals	637	695
Other activities	375	370
capital employed excluding goodwill	4,129	4,179
goodwill	441	552
total	4,570	4,731

OPERATING PROFIT

as % of average capital employed (ROI)	2002	2001
Life Science Products	11.4	11.9
Performance Materials	10.4	11.0
Industrial Chemicals	11.6	9.9
ROI before amortization of goodwill	9.9	8.9
total after amortization of goodwill, ongoing activities	8.2	7.2

R&D EXPENDITURE

	x € MILLION		AS A PERCENTAGE*	
	2002	2001	2002	2001
Life Science Products	145	133	6.7	5.9
Performance Materials	82	89	4.6	4.8
Industrial Chemicals	24	28	1.9	2.2
Other activities	20	23	4.6	6.4
total	271	273	4.8	4.7

* of net sales

WORKFORCE (YEAR-END)

	2002	2001
Life Science Products	9,330	9,696
Performance Materials	3,692	3,789
Industrial Chemicals	1,815	1,931
Other activities	3,538	3,734
total	18,375	19,150

CAPITAL EMPLOYED BY CLUSTER AT 31 DECEMBER 2002
x € billion


2.0
1.5
1.0
0.5
0
Life Science Products
Performance Materials
Industrial Chemicals
Other activities

OPERATING PROFIT 2002 BY CLUSTER
x € million


200
150
100
50
0
Life Science Products
Performance Materials
Industrial Chemicals
Other activities

HISTORY OF GLOBALIZATION

IF THERE IS ONE CONSTANT IN DSM'S HISTORY, IT IS THE COMPANY'S ABILITY TO CHANGE. THE FIRST CHEMICALS DSM PRODUCED WERE BASED ON A BY-PRODUCT OF ITS COAL-UPGRADING OPERATIONS. MORE THAN THIRTY YEARS AGO, DSM RAPIDLY TRANSFORMED ITSELF FROM A MINING COMPANY INTO AN ENTERPRISE THAT FOCUSED ENTIRELY ON CHEMICALS. AND DSM'S PROCESS OF DEVELOPMENT HAS NOT YET ENDED; THE COMPANY IS NOW CONTINUING ITS EVOLUTION AS AN INTERNATIONAL GROUP WITH A PORTFOLIO OF HIGH-ADDED-VALUE SPECIALTIES. SO THE COMPANY THAT STARTED OUT IN COAL-MINING IN THE DUTCH PROVINCE OF LIMBURG HAS GROWN INTO A MULTINATIONAL SPECIALTY COMPANY OPERATING ALL OVER THE WORLD.





[illegible]
[illegible] COAL TRAIN

1967
HEAD OFFICE IN HEERLEN

1976
CHEMICAL PRODUCTION

[illegible]
EXPANSION OUTSIDE THE NETHERLANDS



[illegible]
DSM GOES PUBLIC

[illegible]
ACQUISITION OF
GIST-BROCADES

LIFE SCIENCE PRODUCTS

The Life Science Products cluster comprises the business groups DSM Pharmaceutical Products, DSM Fine Chemicals, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. The activities of this cluster are targeted at the pharmaceuticals and food industries. These markets offer DSM attractive prospects and excellent growth opportunities. The main drivers of growth are a growing world population, increasing purchasing power, the aging of the population, a growing emphasis on healthy lifestyles, new technological developments and the outsourcing of production activities by the leading pharmaceutical and food companies. Over the last few years pharmaceuticals have become DSM's biggest end-use market.

Our DSM Fine Chemicals business group, which has been through a period of rapid growth in recent years, was split into two parts on 1 July 2002. A new business group known as DSM *Pharmaceutical Products* now concentrates entirely on the pharmaceutical industry, whilst the restyled *DSM Fine Chemicals* business group will focus on specialty chemicals for market segments such as the agrochemical and food industries.

DSM is an attractive partner for the life sciences industry. Through the combination of biotechnology (including fermentation and biocatalysis) and organic chemistry, DSM can offer its customers the widest possible range of technologies ('toolbox') and support them with innovations. DSM is the world's biggest independent supplier to the pharmaceutical industry. In the field of food ingredients, too, DSM holds leading positions.

The business groups forming part of the Life Science Products cluster achieve major synergistic benefits through intensive collaboration in the field of research and development, in particular in biotechnology (fermentation processes) and through the shared use of production sites and facilities. DSM Pharmaceutical Products and DSM Fine Chemicals source part of their raw materials and competences in manufacturing, marketing and business systems from other DSM units.

x € million	2002	2001
net sales*:		
- DSM Fine Chemicals	386	425
- DSM Pharmaceutical Products	538	592
- DSM Anti-Infectives	573	548
- DSM Food Specialties	338	309
- DSM Bakery Ingredients	405	430
total	2,240	2,304
operating profit	232	230
operating profit plus amortization and depreciation	382	376
capital expenditure	189	280
capital employed at 31 December	2,034	2,033
operating profit as % of average capital employed	11.4	11.9
research and development	145	133
workforce at 31 December	9,330	9,696

* before elimination of intra-group supplies to other clusters

NET SALES* OF LIFE SCIENCE PRODUCTS
x € million


2,500
2,000
1,500
1,000
500
0
98
99
00
01
02

* before elimination of intra-group supplies to other clusters

OPERATING PROFIT OF LIFE SCIENCE PRODUCTS
x € million


250
200
150
100
50
0
01
02

DSM FINE CHEMICALS

DSM Fine Chemicals has existed in its present form since 1 July 2002, when DSM Pharmaceutical Products was split off. DSM Fine Chemicals concentrates on special, mostly multiclient chemicals for the agrochemical, food and a number of other industries.
DSM Fine Chemicals comprises four business units:
- *DSM Actis* focuses on the synthesis, on an exclusive basis, of products for the agrochemicals market and on *product trees*: products based on the same raw materials or the same technology. The business unit has production facilities in Linz (Austria) and Geleen (Netherlands).
- *DSM Special Products* develops, produces and markets benzoic acid, sodium benzoate, benzaldehyde, benzyl alcohol and a few derivatives thereof for the life science industry. The business unit has a wide range of end-use markets and is the undisputed leader in some important markets for preservatives and flavourings. DSM Special Products has production facilities in Geleen and Rotterdam (both in The Netherlands).
- *DSM Minera* produces and sells iodine and iodine derivatives to the life science and performance chemicals industries. It has production facilities in Chile.
- *Holland Sweetener Company*, a 50/50 joint venture with Tosoh (Japan). It develops, produces and markets the intense, low-calorie sweetener aspartame. Holland Sweetener Company has a production plant in Geleen (Netherlands).

STRATEGY
DSM Fine Chemicals' strategy is to further expand its position as a supplier of high-quality specialty chemicals. In order to fulfil this ambition, DSM Fine Chemicals has decided to concentrate on active portfolio management of its product families, growth in selected market segments such as the agrochemicals and food markets and operational excellence.

BUSINESS REVIEW
DSM Fine Chemicals posted a financial performance comparable to that of 2001.

New production facilities for sodium benzoate (Purox S) and benzoic acid (Purox B) came on stream in Rotterdam during the course of the year, enabling us to make substantial improvements to both quality and product specifications. We opened a new plant for iodine derivatives in Chile and completed the restructuring project at DSM Minera. The plant in Maarssen has now been closed and the production of iodine derivatives transferred to Chile. We also started a number of new activities at DSM Actis; most of these involved the formation of alliances for the development and production of chemicals for the agricultural industry.

Aspartame prices fell during the year due to fierce competition. Part of the detrimental impact of falling prices was offset by cost-cutting measures, the main effects of which were felt on the production side.

In 2002, we sold our Melapur business to Ciba Specialty Chemicals. Melapur is a melamine-based, non-brominated flame retardant that we developed ourselves.

DSM PHARMACEUTICAL PRODUCTS

DSM Pharmaceutical Products was formed on 1 July 2002 as a result of the split-up of DSM Fine Chemicals. The new business group focuses almost exclusively on the development, scale-up and custom manufacture of pharmaceuticals.
DSM Pharmaceutical Products comprises three business units:
- *DSM Pharmaceutical Chemicals* is the global market leader in complex pharmaceutical intermediates and active ingredients. It has production facilities in Venlo (Netherlands), Linz (Austria), Greenville and South Haven (both USA).
- *DSM Biologics*, with production facilities in Groningen (Netherlands) and Montreal (Canada), is a major player in the rapidly growing market for biotech-based pharmaceuticals, such as recombinant proteins, antibodies, gene therapy products and vaccines.
- *DSM Pharmaceuticals, Inc.* in Greenville (USA) formulates pharmaceutical products into various dosage forms.

STRATEGY
DSM Pharmaceutical Products focuses on market leadership in the development, scaling-up and production of customized products for the pharmaceutical industry. It wishes to achieve this objective by acting as a customer-oriented and reliable partner supplying the pharmaceutical industry with a sophisticated range of chemical intermediates, biotech-based drugs and dosage formulations.

BUSINESS REVIEW

- *DSM Pharmaceutical Chemicals*. The end-use pharmaceutical market continues to be an attractive growth market for DSM as a result of factors such as the gradual aging of the population, an ever-growing standard of living, a growing emphasis on healthy lifestyles and technological breakthroughs. However, in 2002 the pharmaceutical industry faced delays in approval procedures relating to the introduction of new products. Moreover, a number of end products marketed by our customers became generic. As a result, there was a dip in the amount of work outsourced by the pharmaceutical industry. A combination of these factors and exchange-rate fluctuations led to the business unit turning in a considerably lower level of profit than the year before. In 2001 we had already initiated measures to cope with these developments, and this explains why the decline was limited. The closure of the multi-purpose plants in Maarssen (the Netherlands) and Regensburg (Germany), for example, has substantially reduced costs. DSM Pharmaceutical Chemicals expects the market to recover in the medium term.

- *DSM Biologics*. DSM Biologics managed to grow its business. A wide range of projects, all of which are designed with future growth in mind, were launched during the year under review. The most important of these was a large-scale expansion programme for our production plant in Montreal, Canada. Together with Crucell, a biotech company based in Leiden (Netherlands), DSM Biologics is going to develop and promote a technology platform for the development and production of biopharmaceuticals such as recombinant proteins and monoclonal antibodies. DSM Biologics is well placed to become a leading player in the biopharmaceuticals market.

- *DSM Pharmaceuticals, Inc*. Thanks to the quality and control measures taken by DSM Pharmaceuticals, Inc. in 2001 in response to the warning letter received from the US Food and Drug Administration in the same year, the group's activities are now in line with the cGMP standards and also more efficient. A marketing campaign launched during the year under review also proved successful. As a result of these factors, the profit for 2002 was strongly higher than that earned in 2001. DSM Pharmaceuticals, Inc. intends to further expand its production capacity in sterile dosage forms so as to be able to meet the growing market demand.

DSM Pharmaceutical Products' overall result was strongly lower than in 2001, on a comparable basis.

DSM ANTI-INFECTIVES

DSM Anti-Infectives holds global leadership positions in anti-infectives, such as penicillin G, penicillin intermediates (6-APA and 7-ADCA), side chains and active ingredients. These products are mainly used in antibiotics (penicillins and cephalosporins for combatting bacterial infections) and antimycotics (for combatting fungal infections). The business group has production sites in the Netherlands, Spain, Italy, Sweden, Mexico, India, China and Egypt.

STRATEGY

DSM Anti-Infectives seeks to maintain and, where relevant, improve its position as the world market leader in the field of anti-infectives, mainly by leading the way in terms of cost-efficiency driven by technology, innovation and operational excellence.

BUSINESS REVIEW

The global *penicillin* market grew by between 2% and 3% in 2002. The market prices of penicillin P and G rose slightly during the first part of the year, before stabilizing in the final quarter. In China, our new joint venture with the Zhang Jia Kou Pharmaceutical Factory and the Harbin Pharmaceutical Factory started operations. Although there was a slight decline in DSM Anti-Infectives' market share, it retained its position as the world's largest supplier of penicillin P and G and penicillin derivatives.

Margins in the market for *intermediates* came under pressure. Our new 7-ADCA plant in Delft, the Netherlands, enjoyed its first year of production in 2002.

DSM Deretil, the global market leader in *side chains* for antibiotics, found itself facing tough competition and prices fell to below 2001 levels. Nevertheless, the unit succeeded in holding both its share of the world market and its profits at the same level as the year before. This was thanks to a combination of process improvements, restructuring and savings on the one hand, and the launch of a series of new products on the other.

Although prices of *active ingredients* tended to vary from one product to another, on average they remained the same as in 2001. We succeeded in further strengthening our position as the cost leader and market leader in semi-synthetic cephalosporins (which are derivatives of 7-ADCA), largely thanks to the advanced technology employed at our plant in St.-Perpetua, Spain, and the increase in the production capacity of our plant in Zibo, China, which produces for the local Chinese market. Our plant in Almería, Spain, supplied the first batches of enzymatically produced Amoxicillin (otherwise known as Purimox) in the final quarter of the year.

In the second half of 2002 DSM Anti-Infectives benefited from the opening of the US market to generic manufacturers of clavulanic acid, which resulted in both stronger demand and higher prices. A strong rise in production output was achieved by de-bottlenecking of the plant in Sweden. A capacity expansion project started in the autumn.

Despite fiercer competition and pressure on prices in the market for nystatin (a drug to combat fungal infections), we nonetheless managed to hold our margins at a healthy level. Because DSM Anti-Infectives is making more and more of its key products via enzymatic routes, there was also a rise in the demand for the enzymes in question, which the business group produces itself, primarily for captive use.

Despite the unfavourable US dollar exchange rate, notably in the second half of the year, DSM Anti-Infectives on balance recorded a substantial improvement in its operating profit.

PROJECTS
DSM Anti-Infectives continued pursuing the restructuring programme initiated in 2000. Among the main focuses of attention in 2002 were improving the supply process, introducing new enzymatic technology and cutting costs. We expanded the production capacity of a number of our plants, viz. those producing penicillin (both P and G), semi-synthetic cephalosporins and semi-synthetic penicillin, enzymes and clavulanic avid. We closed our plant in Portugal.

DSM FOOD SPECIALTIES

DSM Food Specialties is a strongly expanding supplier of advanced ingredients for the food industry manufactured with the aid of fermentation and enzyme technology. The business group is a global player, comprising five product groups and one development group:

- *DSM Dairy Ingredients* supplies ingredients and additives for the dairy industry, such as rennet, starter cultures, coatings for cheese and dairy-product tests. DSM is among the global leaders in cheese ingredients.
- *DSM Savoury Ingredients* is a leading producer of ingredients for flavourings and flavour enhancers (such as yeast extracts) used in products such as soups, sauces, instant meals and snacks.
- *DSM Beverage Ingredients* holds a strong position in products such as enzymes, yeasts and preservatives for fruit juices, wine, beer and other alcoholic beverages.
- *DSM Agri Ingredients* is a supplier of enzymes and other ingredients for the animal-feed industry. The enzyme business forms part of a global alliance with BASF.
- *DSM Nutritional Ingredients* manufactures ingredients for baby food, food supplements and functional foods. Examples of such ingredients are arachidonic acid, ß-carotene and dietary enzymes.
- *DSM Ingredients Development* focuses on the development of innovative food ingredients.

DSM Food Specialties' main production sites are in Seclin (France) for enzymes, Capua (Italy) for ß-carotene, arachidonic acid and a number of other products, Delft (Netherlands) for yeast extracts and tests, Zaandam (Netherlands) for flavouring ingredients and Moorebank (Australia) for cultures. Its main R&D centres are in Delft, Seclin and Moorebank.

STRATEGY
DSM Food Specialties targets market segments with above-average growth potential and seeks to respond to health trends and the increasing demand for natural products. It wants to capture 5-15% of the annual market growth. DSM Food Specialties supplies its customers in the worldwide food and animal feed industries with innovative, added-value ingredients that enable them to satisfy consumer demands with regard to quality, nutritional value, appearance and taste.

BUSINESS REVIEW
The food ingredients market grew 5% in 2002 and DSM Food Specialties saw its sales grow by 9%. Sales growth combined with an enhanced product portfolio resulted in a substantially higher operating profit, despite the adverse effect of a lower dollar. DSM Food Specialties only produces a small amount of its manufacturing output in the US, but a large proportion of its sales are denominated in US dollars.

DSM Dairy Ingredients recorded higher sales, especially in cultures, preservatives and tests for tracing antibiotic residues in cow's milk. Lower market prices for animal rennet led to stagnation of the sales growth of rennet produced by means of fermentation. The Delvo-Pro line of probiotic health products recorded strong sales growth. The acquisition of the specialist cheese-coatings activities of a Portuguese firm called Vascoplast enabled us both to expand our range of preservatives and to build up a stronger presence on the Iberian market.

DSM Savoury Ingredients posted much higher sales and expanded its market share on the back of a growing demand for yeast extracts as a natural flavouring. Among the main market launches were a new range of sophisticated process flavourings (known as Savorkey), an improved flavour enhancer (Maxarome Premium) and a nutritional yeast for vegetarian dishes (Engevita).

Sales at *DSM Beverage Ingredients* remained stable. Although sales of enzymes and yeasts for wine, beer and other alcoholic drinks increased, a squeeze on prices led to declining sales of enzymes to the fruit-processing industry. An additional factor was the transfer of the production of apple juice concentrates from Europe and North America to China. In China, the use of enzymes is still in an embryonic stage.

DSM Agri Ingredients' sales once again grew strongly. The sales recorded by the alliance with BASF in the field of animal-feed enzymes increased, one of the reasons being the European ban on the use of bone meal in animal feedstuffs. One of the business unit's most successful products is Natuphos (phytase), an enzyme that sharply reduces phosphate levels in pig and chicken manure and improves feed conversion. Novozymes settled its dispute with DSM about a number of phytase-related patents. Under the terms of the agreement we have reached with Novozymes, the latter has been granted a semi-exclusive licence and other rights for the sale of its phytase products. The deal has effectively put an end to a number of court actions that had been instituted in various countries relating to the validity of and the possible breach of our phytase patents. All court proceedings have since been withdrawn.

DSM Nutritional Ingredients posted a sharp increase in sales, which was largely due to higher sales of arachidonic acid (AA). Once the US Food and Drug Administration (FDA) had pronounced the AA/DHA oil made by Martek Bioscience Corporation as officially GRAS ('generally recognized as safe'), a large number of baby food manufacturers launched products enriched with arachidonic acid. DSM Food Specialties is Martek's exclusive supplier of AA. Sales of natural ß-carotene grew in line with projections. DSM Food Specialties launched various new formulas during the course of the year, including non-gelatinous, vegetarian granulates.

DSM Ingredients Development stepped up its collaborative efforts with external research institutes in its quest to develop new, innovative ingredients. These included a four-year research programme undertaken in conjunction with the University of Maastricht (Netherlands), which was launched in 2002 and is aimed at developing food ingredients for health diets. DSM Ingredients Development also works in close cooperation with DSM Venturing & Business Development. One of the results of this was the investment by DSM Venturing of USD 1.5 million in CreAgri, Inc., a foodstuffs company focusing on the discovery and development of antioxidant polyphenols extracted from olive pulp.

PROJECTS
In Delft, the Netherlands, work started on the construction of a € 12 million 'Food Innovation Center', which is to be a laboratory for the development of new products and product applications for DSM Food Specialties and DSM Bakery Ingredients. Once the Center is open, probably in the autumn of 2003, it will provide a workplace for about a hundred product designers and application engineers whose task will be to come up with new food ingredients. The Food Innovation Center will be the group's knowledge centre for the development and application of ingredients and will also form the hub of a global network of Food Application Centers.

Also in Delft, DSM Food Specialties commissioned a new plant for the production of dried, inactive, nutritional yeast, so as to be able to meet the growing demand for this product, which is sold under the brand name Engevita and is used in flavouring applications and dietary supplements.

DSM Food Specialties again strengthened its presence in Asia and Oceania by opening new sales offices in Korea and China and by expanding its regional office in Singapore.

DSM BAKERY INGREDIENTS

DSM Bakery Ingredients has production sites in Europe and South America and is one of the largest manufacturers of bakery ingredients in the world. The business group's products include baker's yeast, bakery enzymes and bread improvers. DSM is the world's No. 2 in the global market for instant dry yeast. In the markets for fresh yeast and other bakery ingredients, DSM is the world's No. 3 supplier.

STRATEGY
DSM Bakery Ingredients wants to be the baking industry's partner of choice by supplying innovative, high-quality products at competitive prices that can help the industry to improve its business value. To this end, DSM Bakery Ingredients has set itself the objective of becoming the leading player on the world market and of achieving the lowest possible costs through operational excellence in the field of yeast, bakery enzymes and bread ingredients.

BUSINESS REVIEW
Although there has been a slight decline in per capita bread consumption as a result of changing eating habits in the various regions of the world, the bread market as a whole has shown signs of slight growth, more or less in line with the expansion of the world population.

Thanks to its extensive knowledge of the various end-user markets, DSM Bakery Ingredients is in an excellent position to anticipate trends and changes and to meet the demand for new types of bread. Among the examples of its strong local orientation were the successful launch of La Cocarde in France, a new type of bread that is designed to appeal to consumers in search of traditional tastes, and the 'Energy Roll', a bread roll that was introduced in the Netherlands to coincide with the Olympic Games.

A further series of liquid bakery ingredients was launched during the year. DSM Bakery Ingredients maintained its position in the relatively stable fresh yeast market. Despite the growth of the market for instant dry yeast, prices fell as a result of overcapacity problems.

Bakery enzymes posted higher sales and profits, thanks to the streamlining of the product portfolio, a stringent programme of cost cuts and higher production yields. The launch of an innovative enzyme called phospholipase helped to boost the product range. The business group has set itself the target of becoming the world's leading supplier of bakery enzymes.

Despite the effects of the financial malaise in Latin America on the overall state of the market, DSM Bakery Ingredients nonetheless succeeded in slightly improving its profitability.

PROJECTS
The sales of our activities in Chile, the UK and Italy have led to a further reduction in our activities on the pastry market. The plant in Aintree was closed and the production of bread ingredients transferred to Dordrecht (Netherlands).

We started a webshop for online orders in the fourth quarter of 2002. Its users to date have been customers of DSM Bakery Ingredients, who started using it as soon as it was opened. In France, the closure of the warehouse in Prouvy and the outsourcing of warehousing activities helped to improve our logistic processes. Process improvements in the yeast production plant in the UK generated significant cost savings. The European Patent Office upheld DSM Bakery Ingredients' patent application for stabilized liquid yeast. A new formula for instant dry yeast in the Fermipan Super range performed well in trials in various markets and will be launched across the board in 2003.


www.>DSM.COM









1939
THE CENTRAL TESTING STATION

1947
THE CENTRAL LABORATORY'S ANALYTICAL DEPARTMENT

1956
ELECTRON MICROSCOPE

1962
MINIPLANTS

RESEARCH

THANKS IN PART TO RESEARCH AND INNOVATION, DSM'S MINES USED TO RANK AMONG THE MOST MODERN IN THE WORLD. RESEARCH AND DEVELOPMENT ARE STILL OF VITAL IMPORTANCE TO THE HIGH-TECH COMPANY THAT DSM HAS SINCE THEN BECOME. EVERY YEAR, DSM SPENDS APPROX. EUR 300 MILLION ON R&D. TWO THOUSAND DSM RESEARCHERS IN ALL PARTS OF THE WORLD ENGAGE IN R&D EVERY DAY. OVER THE YEARS, DSM HAS OBTAINED THOUSANDS OF PATENTS AND NEW ONES ARE ADDED TO THE LIST EVERY YEAR. THESE EFFORTS HAVE ENABLED DSM TO EVOLVE INTO AN INNOVATIVE DEVELOPER AND PRODUCER OF PERFORMANCE MATERIALS AND INGREDIENTS FOR THE FOOD AND PHARMACEUTICAL INDUSTRIES.



[illegible]

POLYMER RESEARCH

technology department

[illegible]

THE CENTRAL LABORATORY'S ANALYSIS DEPARTMENT

the message conveyed to the

PERFORMANCE MATERIALS

The Performance Materials cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins and the business unit DSM High Performance Fibers. The businesses in this cluster specialize in the manufacture of high-quality synthetic materials tailored to meet customers' performance criteria. They are characterized by a relatively high added value and for most of them DSM has a global marketing strategy. The products are used in a wide variety of end-use markets, such as the automotive sector, the electrics & electronics industry, coatings and building construction. These are attractive growth markets, given the ongoing drive towards new applications such as electronics in cars, plastic components replacing steel, electronic equipment playing a key role in new ICT infrastructure, eco-friendly coatings and safety-enhancing products.

Over the past several years, the Performance Materials cluster has achieved strong growth as a result of this trend. We will reinforce the cluster's position in the coming years by making targeted investments in existing products with strong market positions and by making further acquisitions.

x € million	2002	2001
net sales*:		
– DSM Elastomers		
(incl. DSM High Performance Fibers)	509	524
– DSM Engineering Plastics	579	602
– DSM Coating Resins	403	506
– DSM Composite Resins	304	303
total	1,795	1,935
operating profit	113	112
operating profit plus amortization and depreciation	197	204
capital expenditure	167	160
capital employed at 31 December	1,083	1,081
operating profit as %		
of average capital employed	10.4	11.0
research and development	82	89
workforce at 31 December	3,692	3,789

* before elimination of intra-group supplies to other clusters

NET SALES* OF PERFORMANCE MATERIALS

x € million


2,500
2,000
1,500
1,000
500
0
98
99
00
01
02

* before elimination of intra-group supplies to other clusters

OPERATING PROFIT OF PERFORMANCE MATERIALS

x € million


150
100
50
0
01
02

DSM ELASTOMERS

DSM Elastomers manufactures EP(D)M and thermoplastic rubbers (TPVs) which are used in cars, various industrial products and construction materials and as motor-oil additives. DSM Elastomers holds a global leadership position in EPDM, with a production capacity of 215,000 tpa and a market share of over 20%.
The business group is the second largest thermoplastic-rubber producer in the world. DSM Elastomers has production sites in Geleen (Netherlands), Genk (Belgium), Addis, Leominster (both USA) and Triunfo (Brazil) and operates a production joint venture in Chiba (Japan).

STRATEGY
DSM Elastomers aims to maintain its position as a global, low-cost producer of EPDM and expand its position in thermoplastic rubbers. The opening of the new EPT 3 plant in the Netherlands in early 2003 will enable DSM Elastomers to retain its lead as a low-cost global manufacturer.

BUSINESS REVIEW
Following the global stagnation in the EPDM market in 2001 in the wake of developments in the automobile industry and the construction industry, there was only a slight pick-up in demand in 2002. DSM Elastomers managed to retain its market share; sales of EPDM rose.

The pressure on prices that had become evident in the second half of 2001 only worsened in 2002. However, a sharp fall in raw material prices enabled us to maintain our margins for the most part. Thanks to these developments, coupled with reorganizations and cost-cutting, we recorded a very strong rise in operating profit. On 12 December 2002 the European Commission had a verification carried out at DSM, as the first step in an investigation into the possible existence of agreements to reduce competition and/or concerted practices in breach of Article 81 of the EC Treaty. The US Department of Justice is conducting a similar investigation. DSM has offered full cooperation in these investigations and will continue to do so throughout their duration.

PROJECTS
A new EPDM plant with a capacity of 80,000 tpa is being built in Geleen, the Netherlands, which will be opened at the beginning of 2003. As part of the ongoing restructuring programme, we made preparations for closing down an obsolescent EPDM plant in Addis, USA, (with a capacity of 35,000 tpa) in the first quarter of 2003.

We have completed the reorganization of the R&D laboratories. DSM Elastomers now has a single, worldwide laboratory network with three centres for elastomers and thermoplastic elastomers in the US, Europe and Japan providing customer support.
Our latest series of EPDM products, which is based on Controlled Long Chain Branching technology, is proving an extremely popular component in all sorts of applications, both existing and new, all over the world. One of the newest uses of these materials is in profiles and other applications for water systems, where they are used as substitutes for SBR and butyl rubber. A special mixture of EPDM and another polymer has led to a breakthrough for very low-density profiles for the automotive industry.

DSM Elastomers also benefited from the extra energy it had put into the further expansion of its TPV activities. TPV is used, for example, in sealing strips for cars, milk tubes and washers for spray cans, washing machines and water systems. New TPV materials have been designed for use in cars, e.g. in door panels, airbag covers and profiles. As a result, sales of TPV rose by 30% in 2002.

DSM HIGH PERFORMANCE FIBERS

DSM High Performance Fibers produces Dyneema, the world's strongest fibre, which was developed by DSM. Dyneema is used mainly in bullet- and fragment-resistant protective products and in ropes, nets and sports goods. DSM High Performance Fibers has production sites in Heerlen (the Netherlands) and Greenville (USA).

DSM High Performance Fibers is still in the growth stage of its life cycle, a stage at which a continuous stream of new applications is developed and product lines are constantly refined and expanded. The market for high-performance fibres in general grew by 8-10% in 2002, while the market for Dyneema went even further, posting a growth rate of about 20%.

Weight for weight, Dyneema is the best fibre in the world in terms of strength and stiffness. It can offer either the best performance at the same system cost or a lower system cost at the same performance. DSM, its customers and end users provide a constant supply of suggestions for new applications. The demand for lighter and stronger materials that are both comfortable and easy to use also springs from certain social and economic trends (such as the need for deploying peacekeeping forces, the increasing violence on the streets, the need for easy-to-use materials in the offshore industry, growing security-consciousness, more free time and higher incomes).

STRATEGY
DSM High Performance Fibers intends to maximize growth around the world in selected, high-margin niches offering a high profitability. In doing so it will maximally exploit its unique market position. Its focus will be on developing ultra-strong polyethylene fibre and exploring the possibility of combining UD technologies with emerging technologies. In this way, the company aims to maintain and if possible increase its big lead compared with rival materials.

BUSINESS REVIEW
Sales in 2002 again increased by approximately 30%, mainly thanks to strong sales in existing applications. Sales growth was especially strong in ballistic applications, thanks to the business unit's recognized status as the world leader in fibre- and UD-based ballistic solutions for personal protection. The unit's success was illustrated by the American Chemical Society's decision to proclaim three members of its staff (representing the rest of the business unit) as 'Heroes of Chemistry' at its annual meeting in Boston (USA). The award was presented for their 'contribution to the protection and security of the world'. Another highlight was the approval of Dyneema for use in armoured cockpit doors.

Prices rose on average in 2002. Together with higher sales volumes, this resulted in a very strong increase in operating profit compared with 2001.

PROJECTS
DSM High Performance Fibers was able to make full use in 2002 of the plant expansion projects completed in 2001 (i.e. UD-2 and DEP-4). 2002 also saw the completion of a fifth DEP plant in the Netherlands. Plans for further expansions were announced; these include two fibre production lines and one UD line in the US and another UD production line in the Netherlands.

DSM ENGINEERING PLASTICS

DSM Engineering Plastics is a global player in the field of polyamides (nylon-6, nylon-6.6 and nylon-4.6), polyesters (PBT, PET and TPE-E), polycarbonate (PC and PC blends), Ultra High Molecular Weight Polyethylene and extrudable adhesive resins. These engineering plastics are high added value plastic materials used mainly in technical components for the E&E, automotive and machine building sectors and in the extrusion industry. DSM holds a good position in the global market, with a market share of 5%. We are the global market leader in high heat nylons.
DSM Engineering Plastics has production sites in the Netherlands (Emmen and Geleen) Belgium (Genk), the USA (Evansville and Augusta), Canada (Stoney Creek), China (Jiangsu) and India (Pune).

STRATEGY
DSM Engineering Plastics wishes to become a world leader in the market for engineering plastics, with a focus on high-heat nylon for markets such as the E&E sector. All its activities are centred on the creation of value, both for its customers and for DSM, as a provider of engineering plastics solutions. Its work is based on extensive knowledge of applications and products, the outstanding quality of support services and high-quality differentiated products.

BUSINESS REVIEW
In economic terms, 2002 was a year of transition. There was a slight increase in demand for engineering plastics compared with the previous year, which had been a bad year. The situation on the US market showed little improvement. Although demand in China continued to grow, the Asian market as a whole only showed signs of a hesitant recovery, particularly in the electronics sector. Market demand in the region stabilized by the end of the year. There was no sign of recovery in Europe, where there was a slight decrease in sales. We managed to retain our share of the world market.

Overproduction in the polycarbonate market in particular had the effect of placing severe pressure on margins. Rising raw material prices also squeezed margins in the nylon markets, in which competition was extremely fierce. Margins in the remaining product groups either remained stable or showed a slight improvement. Further efficiency improvements coupled with a policy of strict cost control led to a very strong rise in the business group's operating profit.

PROJECTS
Due to the poor state of the market, we decided to postpone the construction of a new PBT production plant in a joint venture with Ticona in Europe. We expanded the compounding capacity of our sites in China and India. A major restructuring project was launched at the site in Emmen (Netherlands), the aim of which was to cut costs and expand capacity. In Japan, DSM Engineering Plastics and JSR jointly decided on the latter's withdrawal from a joint venture known as DSM-JSR Engineering Plastics. DSM therefore became the sole owner of this business on 1 January 2003. We achieved a major R&D success by designing a new type of nylon-6. This is a product for the extrusion markets offering significantly improved processing properties.

DSM COATING RESINS

DSM Coating Resins specializes in the development and manufacture of resins for coating systems. DSM is the global leader in powder coating resins, with a market share of about 25 per cent. These are used in industrial applications for the coating of for example washing machines, radiators, façades, car parts and bicycles.

We are one of Europe's leading suppliers of wet coating resins, which are mainly used in decorative and industrial coatings. Where possible, DSM Coating Resins works closely with customers and suppliers in order to minimize costs in the overall demand chain. DSM Coating Resins increasingly focuses on the development and production of environment-friendly, water-based coating resins systems. DSM Coating Resins has plants in the Netherlands, Spain, the USA, Germany, Sweden, China and Taiwan.

The *DSM Desotech* business unit is a leading producer of UV-curable coatings, inks and matrix materials for optical (glass) fibres. DSM Desotech is the market leader in UV-curable coatings for the optical (glass) fibre market and is a supplier to all the major glass-fibre cable producers. In addition, DSM Desotech produces bonding agents and lacquers for CDs and DVDs and hardcoats (scratch-resistant and water resistant top coats) for LCDs (liquid crystal displays) and electronic equipment. DSM Desotech has production sites in the USA (Elgin and Stanley) and the Netherlands (Hoek van Holland). A 50/50 joint venture set up with

JSR serves the Japanese market. It operates two plants in Tokyo and Tsukuba. The business unit has research centres in Elgin, Geleen and Tsukuba.

DSM Somos, part of DSM Desotech, produces stereolithographic resins used for CAD (Computer-Aided Design) three-dimensional prototyping for a wide range of industries. DSM is one of the global leaders in this market.

STRATEGY
DSM Coating Resins wishes to strengthen its position as the market leader by giving continued priority to cutting system costs, raising product quality and minimizing the environmental impact of its products. The aim is to reduce costs in the production chain by maximizing collaboration with customers and suppliers.

DSM Desotech aims to retain its leading share of the glass-fibre coatings market and expand in other markets by means of innovation, efficiency improvements and cost control.

BUSINESS REVIEW
The market for powder coating resins showed some modest growth in 2002. Extremely tough competition placed selling prices under pressure during the course of 2002. Sales growth in Asia was not as high as had been expected. The arrival of a new supplier in the US had the effect of worsening the already existing overcapacity. In Europe, selling prices remained virtually unchanged despite the pressure exerted on them, and hence on margins, as a result of the tendency among customers to concentrate and consolidate businesses. Thanks to various cost-cutting measures, however, the operating profit earned from powder coating resins remained stable at the previous year's level.

Sales of wet coating resins in the first half of 2002 were in line with forecasts. We managed to pass on only part of the rise in the cost of raw materials that occurred in the second half of the year to customers, and this had the effect of squeezing margins. Cost-cutting measures nevertheless ensured that the operating profit was higher than in 2001.

The volume of worldwide glass fibre production in 2002 fell to under half the exceptionally good 2000 figure, pushing DSM Desotech into the red despite a sweeping programme of restructuring measures. The market will recover only gradually.

DSM Somos achieved major gains in its sales volume in 2002. This trend is likely to continue in 2003.

DSM Coating Resins' overall operating profit showed a very strong decrease compared with 2001.

PROJECTS
DSM Coating Resins once again performed well in terms of e-business last year, the spearheads being the introduction of online ordering systems and the integration of ERP systems. The group also successfully performed innovative research, *inter alia* into new applications for powder coatings. One of the successes of the past year was the burgeoning commercialization of patented powder coatings for heat-sensitive substrates such as wood and plastic. DSM Coating Resins also undertook a great deal of research, in collaboration with customers, into new application methods that should make it possible to use powder coatings in coil & can applications.

In collaboration with Rhodia, DSM Coating Resins designed an innovative product for the market for wet coating resins, where there is a growing demand for water-based paints offering the same high quality as products based on organic solvents. The two companies together succeeded in designing a new generation of products with unique properties that can meet the environmental requirements set by the decorative paint industry.

DSM Somos founded a joint venture called Optoform together with 3D Systems, an American company. The new venture has been given the task of designing a production technology that will enable materials to be made with the properties of ceramics and certain metals, thus paving the way for new applications of stereolithography.

DSM COMPOSITE RESINS

DSM Composite Resins is a globally leading solutions provider for the composite processing industry. The business group develops, produces and markets unsaturated polyester resins and is the European market leader in this field. Its resins are used for the production of fibre-reinforced plastics and for unreinforced filled products. These products are used in the boat-building sector, the building construction industry, the automotive sector and the leisure market and in the production of vanes for wind turbines. DSM Composite Resins is the global market leader in sizings & binders, which are vital for the production of high-quality glass fibre reinforcements. The business group has its own pan-European distributor, Euroresins.

DSM Composite Resins' head office is located in Switzerland and it has production sites in France, Italy, the Netherlands, Spain, the UK and China. In addition, the group has Customer Competence Centers in France, Germany, Italy, the Netherlands, Scandinavia, Spain and the UK. It operates a marketing joint venture (DSSR) in Poland and a joint venture (JDR) in China. The group's global market leadership in sizings & binders is supported by DSM Composite Resins Inc. in Augusta (Georgia, USA) and the DSM sales office in Shanghai (China).

STRATEGY
The implementation of the new organizational structure in 2001, in which the group's business centre was moved to Schaffhausen (Switzerland), will enable DSM Composite Resins to effectuate and strengthen its European leadership in terms of market share, cost efficiency and innovation potential. The next step will be global expansion, starting in Asia.

BUSINESS REVIEW
The markets were weak in 2002 and the sharp fluctuations in raw material prices had a severely adverse effect. Despite this, some progress was nevertheless achieved in 2002, one of the main contributing factors being the business group's ongoing internationalization as a supplier to the Western European market. The relocation of the head office to Switzerland (Schaffhausen) in 2001 resulted in further improvements in internal business processes in the year under review with the introduction of the principal/plant model and the agents model and the centralization of the order-to-cash process.

The Chinese market continued to grow apace, although it, too, was affected by the tremendous fluctuations in raw material prices.

The Sizings & Binders unit made further progress on the road to achieving its ambition of becoming a recognized expert in the field of organic ingredients for glass fibre. After a difficult start, the product group managed to maintain its market share.

In general terms, DSM Composite Resins recorded a satisfactory level of profit, which was in line with the 2001 profit.

PROJECTS
2002 was an important year for DSM Composite Resins as it marked the successful completion of a number of new projects. One of these involved the redefinition of the market focus of the Sizings & Binders unit. At the plant in Filago, Italy, a new emulsion reactor came on stream. DSM Composite Resins also acquired a controlling interest in JDR, its Chinese joint venture, where ultra-modern technology is being used to expand the production capacity in 2003.

Euroresins, the European distributor, once again succeeded in expanding its geographic market, thanks to expansions in France, Italy and Scandinavia and the expansion of its product portfolio.



SAFETY, HEALTH AND THE ENVIRONMENT

DSM WANTS TO RANK AMONG THE MOST RESPONSIBLE CHEMICAL INDUSTRIES WORLDWIDE IN THE FIELDS OF SAFETY AND ENVIRONMENTAL MANAGEMENT. TO THIS END THE COMPANY HAS FORMULATED A RANGE OF CORPORATE SAFETY AND ENVIRONMENTAL TARGETS, WHICH IT HAS PUBLISHED IN THE 2002 TRIPLE P REPORT. AS EARLY AS 1971 DSM CREATED A CORPORATE DEPARTMENT FOR SAFETY AND ENVIRONMENTAL MATTERS. SINCE 1993 THE COMPANY HAS BEEN PUBLISHING ANNUAL RESPONSIBLE CARE PROGRESS REPORTS, WHICH PROVIDE DETAILED INFORMATION ON ITS GLOBAL EFFORTS IN THE FIELD OF ENVIRONMENTAL MANAGEMENT. IN THE PERIOD 1984-1990 A LOT OF WORK WAS DONE IN THE CONTEXT OF AN ENVIRONMENTAL ACTION PLAN AT THE NORTH SITE IN GELEEN, WHICH INVOLVED A TOTAL COST OF 250 MILLION GUILDERS. AND WHEN, IN SPITE OF ALL THE EFFORTS MADE IN THE FIELDS OF SAFETY, HEALTH AND ENVIRONMENTAL MANAGEMENT, SOMETHING NEVERTHELESS GOES WRONG, DSM TAKES THIS VERY SERIOUSLY AND WILL NOT ONLY COMMUNICATE OPENLY AND TRANSPARENTLY ABOUT WHAT HAS HAPPENED, BUT WILL ALSO CLOSELY ANALYZE THE INCIDENT WITH A VIEW TO PREVENTING RECURRENCE IN THE FUTURE.



1909
THE WILHELMINA MINE'S RESCUE TEAM

rescue workers in



1928
THE HENDRIK MINE'S FIRST-AID ROOM

Service. This institute was



1944
THE MAURITS MINE'S FIRE BRIGADE

very best in the Netherlands and won



1990
WASTEWATER TREATMENT PLANT

benchmark; in some



1997
SHEEP GRAZING ON A FORMER LANDFILL SITE

1999
SWENTIBOLD COGENERATION PLANT

INDUSTRIAL CHEMICALS

The Industrial Chemicals cluster consists of the following business groups: DSM Fibre Intermediates (including DSM Acrylonitrile), DSM Melamine, DSM Agro and DSM Energy. These are capital-intensive businesses that are situated at the beginning of the value chain and require the use of large-scale production facilities in order to be competitive. We control the risks associated with the supply-driven cyclicity of these businesses by adopting measures designed to enhance customer relations (for example, by entering into long-term contracts), by constantly seeking to cut costs and by carefully planning any capacity expansions. This explains why the activities in this cluster have a high average profitability over the business cycle.

Our industrial chemical activities have a global spread, with production sites in the Netherlands, the US and the Far East. We are the global market leader in caprolactam and melamine, in terms of both sales volumes and technology. The industrial chemicals business includes fertilizers and acrylonitrile, which are co-products that we can produce at highly competitive prices thanks to the closely integrated facilities at the Geleen site in the Netherlands. The fertilizers made by DSM Agro are sold only in northwestern Europe. DSM Energy participates in exploration and production activities in various oil and gas fields on the Dutch Continental Shelf. These participations are small but have been very profitable over the last few years.

x € million	2002	2001
net sales*:		
– DSM Fibre Intermediates (incl. DSM Acrylonitrile)	839	853
– DSM Melamine	225	210
– DSM Agro	269	328
– DSM Energy	56	69
total	1,389	1,460
operating profit	77	64
operating profit plus amortization and depreciation	158	155
capital expenditure	120	95
capital employed at 31 December	637	695
operating profit as % of average capital employed	11.6	9.9
research and development	24	28
workforce at 31 December	1,815	1,931

* before elimination of intra-group supplies to other clusters

NET-SALES* OF INDUSTRIAL CHEMICALS

in € million


1,500
1,000
500
0
01
02

* before elimination of intra-group supplies to other clusters

OPERATING PROFIT OF INDUSTRIAL CHEMICALS
in € million


100
50
0
01
02

DSM FIBRE INTERMEDIATES

DSM Fibre Intermediates produces caprolactam and acrylonitrile, which are raw materials for synthetic fibres and plastics. Caprolactam is the raw material for nylon-6 (also called polyamide 6). Nylon-6 is used in textile, tyre and carpet yarns and as a high-performance construction material in, for example, the electrics & electronics and automotive industries. Nylon-6 has reached the mature phase of its life cycle, where market demand and selling prices are strongly influenced by economic cycles. It is facing competition from other materials, such as nylon-6.6, polyester and polypropylene.

DSM Fibre Intermediates has production sites in the Netherlands, the USA and China, with a total capacity of more than 500,000 tpa. Its 14% share of the global caprolactam market and its leading technological position make it the world's largest caprolactam supplier.

Acrylonitrile is a raw material used in textile fibres and ABS, among other things. DSM Fibre Intermediates also produces hydrogen cyanide and sodium cyanide. With a market share of 20%, DSM is a major player in the merchant market in Europe. We have set up a marketing company called Companex as a joint venture with Repsol/YPF to handle exports of acrylonitrile to non-European countries.

STRATEGY
DSM Fibre Intermediates supplies caprolactam of world-class quality to its customers at competitive prices, backed by outstanding service. We are the second largest producer of caprolactam, the largest supplier worldwide and the recognized leader in caprolactam technology. We pursue a strategy of actively maintaining our global market share.

BUSINESS REVIEW
There was an increase in global demand for caprolactam last year, particularly in the first half of the year. After raw material and gas prices had decreased sharply in the first quarter, the uncertainty surrounding the situation in the Middle East sent them shooting back up again. Stronger demand coupled with higher raw material prices resulted in higher selling prices for caprolactam and higher margins than last year.

The acrylonitrile market experienced a strong recovery in the course of the year, resulting in good prices, notably for fibre and ABS.

The average margins earned by DSM Fibre Intermediates were higher than in the previous year. Good progress was made with the implementation of the restructuring measures announced in 2001. As a result, the business group recorded a very strong increase in the level of profit compared with 2001.

PROJECTS
After the Chinese State Council had given its go-ahead to the 60/40 joint venture with Sinopec Nanjing Chemical Industries in 2001, the Chinese Ministry of Foreign Trade and Economic Cooperation (Moftec) also gave its approval. The joint venture subsequently received its business licence and has been operational since November 2002. The capacity of the existing caprolactam plant in Nanjing (in the province of Jiangsu) will be stepped up from 60,000 to 140,000 tpa, based on DSM's HPO^{plus} technology. This will make us the leading supplier on the rapidly growing Chinese market. The same technology can also be used to achieve further economies in existing plants.

DSM MELAMINE

Melamine is a polymer that is used in impregnating resins and adhesive resins used in the wood-processing industry. It boosts the scratch-, moisture- and heat-resistance of wood products. Melamine can be combined with softwood to obtain high-quality panels that can be used as substitutes for hardwood. One of its main applications is in laminated flooring, which is a market that has been expanding rapidly in recent years, particularly in Europe and China. Melamine is also used in car paints, durable plastic tableware, euro bank notes and flame retardants.

DSM Melamine is the global market leader, holding about a quarter of the global market. The company is well established, with advanced production plants on three continents and a sophisticated technical support system in place for its customers. It earns more than half its sales from long-term contracts. Once the new Melaf-4 plant in Geleen, the Netherlands, has been commissioned and the plants already in operation have been subjected to further de-bottlenecking, DSM Melamine's aggregate production capacity will rise to 240,000 tpa in 2003.

STRATEGY
DSM Melamine's objective is to strengthen its position as the world market leader, in a market that is growing at an average rate of 4-5% per annum. As far as the demand for melamine is concerned, the long-term outlook is reasonably good due to the growing scarcity of wood. The volume of supply is likely to keep pace with the increase in demand. What is still needed is for operations to be scaled up in order to achieve further cost reductions and to be able to deliver products and provide customer support all over the world. The business group will guarantee plentiful supplies of melamine for its customers by building new plants in anticipation of future demand. The latest DSM technology is cost-competitive even when used on a small scale, and its use helps to avoid melamine supply surges.

BUSINESS REVIEW
The demand for melamine in Europe and the USA picked up in 2002 after declining in 2001. The Asian market was more stable, notably thanks to the persistently high level of growth in China. Prices fell slightly compared with 2001.
Prices came under pressure particularly in the first half of the year on account of the large stocks held by manufacturers and users, especially in the USA.

DSM Melamine continued its work on the development of resin formulations, applications and technical customer support in 2002. The operating profit in 2002 was clearly higher than in 2001. This was the net effect of higher sales volumes and lower margins.

PROJECTS
DSM Melamine continues to strengthen its technological leadership. The gas-phase plant built in Geleen, the Netherlands (known as Melaf-2), has a maximum capacity of 120 ktpa, making it by far the largest plant in the world. This lead will be further extended by expanding the single-line capacity to 150 ktpa. The new 30 kt plant (Melaf-4) in Geleen, which will come on stream in early 2003, is based on a new, liquid-phase process that we designed ourselves. As far fewer production steps are now required to produce high-quality melamine, the result is a significant reduction in energy consumption and costs. The process is capable of being scaled-up to production levels way in excess of 50 ktpa, enabling us to produce highly cost-effectively at any capacity level.

DSM AGRO

DSM Agro is a producer of high-nitrogen fertilizers for grasslands and agricultural crops, which it supplies mainly to agricultural wholesalers in northwestern Europe. The business group is one of the market leaders in Germany, France and Belgium and the biggest supplier in the Netherlands. It is the No. 2 supplier of calcium ammonium nitrate in northwestern Europe. Its production facilities are located in Geleen and IJmuiden (both in the Netherlands).

STRATEGY
DSM Agro's strategy is to maintain a sustainable, long-term position as a fertilizer supplier in northwestern Europe. It does not aim to actively expand this position. DSM Agro also supplies raw materials (such as ammonia, nitric acid and carbon dioxide) and commercial services at competitive prices to other DSM business groups on the Chemelot site in Geleen, the Netherlands. DSM Agro aims to maximize its cash flow by using safe, environmentally sound and low-cost production methods to provide DSM with a sustainable supply of raw materials and auxiliaries.

BUSINESS REVIEW
Demand for fertilizer in northwestern Europe was again depressed in the first half of 2002. The market failed to recover from the sharp contraction in 2001 and a number of major market segments have now declined in volume. A rapid rise in stocks prompted us to restrict the production of fertilizer in the first half of the year. In addition, problems with ammonia production also led to production losses.

As we announced last year, our wholesaling activities in the Netherlands and Belgium were transferred to a new company known as Triferto on 1 January 2002. DSM Agro holds a 40% stake in Triferto, which means that it is no longer directly involved in the wholesale distribution of fertilizers in the Netherlands and Belgium. DSM Agro France ceased producing and supplying compound fertilizers on 1 June 2002. It will be selling its production and storage sites in northern France and henceforth concentrating on the supply of single-nutrient fertilizers.

Although raw material prices fell, the prices fetched by fertilizer products and ammonia fell even more sharply due to excess levels of supply. As a result of a combination of higher variable costs and lower selling prices, the business group made an operating loss in 2002, which means its result showed a very strong decrease compared with 2001.

PROJECTS
A number of projects that had already been successfully completed in the ammonia plants in Geleen, the Netherlands, were replicated in the fertilizer production plants in 2002. These generated substantial improvements in energy consumption, process reliability and cost prices. We continued to give high priority to the further development of e-business. Alongside improvements in online ordering procedures for fertilizer, similar processes for online ordering were started on the buying side.

DSM ENERGY

DSM Energy is engaged in the exploration and production of oil and natural gas in the Dutch section of the Continental Shelf and in the pipeline transportation of oil and gas. The business group is typically involved in joint ventures as a direct, non-operating participant with a stake of up to 25%. DSM Energy has interests in 15 producing oil and gas fields. In addition, the company participates in nine exploration licences, in which five gas fields have been proven. Applications were filed for production licences for these gas fields.

STRATEGY
DSM Energy's strategic mission is to maximize its contribution to the group's cash flow by minimizing costs and maximizing oil and gas production by the existing joint ventures.

BUSINESS REVIEW
We participated in an exploration well in block G14 in 2002. Work started in block Q1 on the first stage of developing the Q1-B gas field, with estimated reserves of about 10 billion cubic metres (approx. 65 million barrels of oil equivalent), which is expected to go into production at the end of 2003.

The oil and gas fields currently in operation have been producing for quite some time now and are showing a natural decline in productivity. DSM Energy's average daily output fell from around 7,850 barrels of oil equivalent in 2001 to approximately 6,300 barrels in 2002.

The productive reserves (i.e. excluding the newly discovered Q1-B gas field) stood at around 10 million barrels of oil equivalent at the end of 2002. The comparable figure for 2001 was 13 million barrels. The decline is due to the production from existing fields.

The annual average price for Brent oil rose from USD 24.45 per barrel in 2001 to USD 24.96 per barrel. Despite this, lower output levels resulted in the business group recording a lower operating profit from its exploration and production activities than in 2001.



CORPORATE CITIZENSHIP

DSM HAS ALWAYS MADE IT A POINT TO BE A GOOD CORPORATE CITIZEN. SOCIETY IS BECOMING INCREASINGLY CRITICAL WITH RESPECT TO INDUSTRIAL ENTERPRISES. DSM IS WELL AWARE OF THAT, AND OF THE FACT THAT ITS POSITION AS AN INTEGRAL PART OF THAT SOCIETY ENTAILS MAJOR RESPONSIBILITIES. THE COMPANY REALIZES THAT ITS ACTIVITIES WILL HAVE NO CHANCE OF SUCCEEDING UNLESS THEY ARE SUPPORTED BY SOCIETY. PERFORMANCE AND REPUTATION ARE THE TWO FACTORS THAT HELP DSM SECURE ITS 'LICENSE TO OPERATE'.









1936
THE LUTTERADE MINERS LODGING

[illegible] also catered for the miners [illegible] opposite the entrance to the Emma mine.

1939
SHOE FACTORY

[illegible]

1946
MINERS' WIFE

[illegible] indeed even banned from working after their marriage.

1951
SHOPS

[illegible]



1966
THE WORLD MUSIC CONTEST IN KERKRADE

2002
DREAM ACTION

OTHER ACTIVITIES

Other activities includes the business group DSM Venturing & Business Development, Noordgastransport, DSM Industrial Services, DSM Research, Stamicarbon, part of the costs of corporate activities and the costs of non-core businesses that are to be hived off or reduced. Due to their very nature, these activities are subject to major business fluctuations and will normally have a negative operating profit.

x € million	2002	2001
net sales*	437	373
operating profit on a comparable basis (excl. EBN)	-12	-41
operating profit plus amortization and depreciation	30	6
capital expenditure	20	26
workforce at 31 December	3,538	3,734

* before elimination of intra-group supplies to other clusters

Net sales increased as a result of the sales (mainly services) to SABIC. The non-core businesses (NGT, ABS-tolling, SBR) saw their results improve strongly compared with 2001. The results of the service activities and DSM Venturing & Business Development and the corporate costs were negative on balance, but were at the same level as the year before. The result was adversely affected by non-recurring costs relating to the reconstruction of the Geleen site and a number of other projects, but these non-recurring costs were on balance lower than in 2001.

DSM VENTURING & BUSINESS DEVELOPMENT

DSM Venturing & Business Development was founded in 2001 as a new business group in the DSM family, with the aim of helping the group as a whole to grow by streamlining new business initiatives from both inside and outside the group. The business group is engaged in various types of activity, such as venturing, business development and start-ups.

STRATEGY

DSM Venturing & Business Development is on a constant quest for innovation to help DSM create value in the fields of the life sciences (foods, pharmaceuticals) and performance materials. The role it plays is that of an entrepreneur, an active partner who tracks down and spins in promising ideas and new businesses.

VENTURING

DSM Venturing has so far invested more than € 20 million in venture funds and start-ups specializing in the life sciences, biotechnology and performance materials.

Exploring emerging markets and technologies by investing in promising businesses is a window on the outside world that we also use to invest in businesses that are either immediately or potentially relevant to other business groups.

DSM Venturing's portfolio currently consists of seven investments in venture funds in the USA, Europe and Israel. DSM Venturing has also invested in CreAgri, Inc., an American nutraceuticals company that specializes in discovering and developing polyphenols that act as antioxidants and are produced from olive pulp. There are also three strategic alliances under development between start-ups and business groups; these are in the fields of food ingredients, special coatings and biopharmaceuticals.

BUSINESS DEVELOPMENT

DSM Venturing & Business Development tries to locate business in growth markets with attractive margins that matches the DSM group's current or future competences, strengths and strategy.

DSM Venturing & Business Development worked on two development projects, viz. Solupor and Allinco, in 2002. DSM Solutech started toll-manufacturing Solufill for Teijin during the year under review. DSM's focus now is on developing the market for Solupor (ultra-thin porous films). Allinco is used as a chain extender in industrial yarns based on polyester and nylons. The year 2003 should provide conclusive proof as to whether Allinco has commercial potential as an effective additive for improving the performance of polyesters and nylons.

START-UPS

As soon as it has been demonstrated that a given project is both technically feasible and commercially viable, the newly formed business becomes a member of the Start-up Group, which defines its strategy, arranges funding and provides the necessary business support.

The following start-ups were incorporated in 2002:

- *Hybrane*, highly branched polyester amides designed by DSM Venturing & Business Development as highly versatile performance additives for a wide range of industrial products and markets. Hybrane was marketed in 2002 for use as dental fillings. Using a Hybrane additive in paper coatings, DSM Venturing & Business Development managed to boost the speed of paper coating machinery by 20% in commercial factory trials. DSM Venturing & Business Development used another Hybrane additive in paper coatings to achieve significant improvements in print quality.
- *Premitest* is a fast and reliable means of detecting antibiotics in food. DSM Food Specialties transferred Premitest to DSM Venturing & Business Development in 2002 in order to improve its commercial prospects. Successful validation studies were performed in the UK in the year under review, where DSM Venturing & Business Development also launched a PR campaign for promoting the industrial application of Premitest.
- *Thortan*, a synthetic rubber (HNBR), is an existing product for which DSM Venturing & Business Development has developed a new technology that can help to substantially reduce the cost of production. The first commercial samples of HNBR were manufactured with the aid of this new technology in 2002.

GROWN-UPS

In addition, DSM Venturing & Business Development manages *grown-ups*. There are two categories of grown-ups. The first consists of businesses that have successfully completed the start-up phase and are now ready for further growth and expansion. The second category consists of businesses whose position within the DSM organization is being reviewed, such as SBR.

NOORDGASTRANSPORT (NGT)

NGT transports gas produced offshore through a system of pipelines from gas fields in the North Sea to a processing plant in Uithuizen in the north of the Netherlands. Here, the gas is treated so that it matches customers' specifications, before being delivered to these customers.

DSM INDUSTRIAL SERVICES

DSM Industrial Services consists of six disparate units. Some of its services are directed at the Geleen (Netherlands) site; others at DSM companies and units all over the world. The group consists of the following units: DSM Sales Offices, DSM Purchasing Services, DSM TechnoPartners (technological consultancy services), DSM Utility Support Group (DSM's centre of expertise in fuel and auxiliary materials, and also a supplier of utilities to the Dutch production sites), DSM Human Resources Services and Chemelot (which is responsible for managing and servicing the site in Geleen).

STAMICARBON

Stamicarbon is responsible for licensing DSM's technology and know-how on a commercial basis. In 2002, contracts were signed for three new urea plants (urea is the raw material used in the production of fertilizer) in Turkmenistan, Iran and Oman. The plants will be based on Stamicarbon's Urea 2000^{plus} technology. Stamicarbon introduced its own granulation technology to complement the technology used in the synthesis of urea. This will help to strengthen Stamicarbon's leading position in the world market. The unit's petrochemical licensing activities (except those relating to solution technology) were sold to SABTEC, a SABIC subsidiary.

NON-CONSOLIDATED COMPANIES

This annual report only provides information on the main non-consolidated companies.

METHANOR

Methanor VoF, a methanol producer in which we hold a 30% interest, found itself facing a depressed market in the first few months of the year. Whilst methanol prices recovered in the following quarters, part of the gain was undone by the rising price of natural gas. Although this had the effect of raising profit margins in the course of the year, the operating profit nonetheless showed a very strong decrease compared with 2001.

EDEA

EdeA owns, operates and maintains most of the production and distribution facilities for utilities (i.e. steam, power, water, etc.) at the Chemelot site in Geleen, the Netherlands. EdeA VoF is a joint venture with the Essent energy production and distribution company in which DSM's stake is 25%.

Heerlen, 7 februari 2003

THE MANAGING BOARD OF DIRECTORS,
Peter Elverding, Chairman
Jan Zuidam, Deputy Chairman
Jan Dopper
Henk van Dalen
Feike Sijbesma

CENTRAL WORKS COUNCIL

The Managing Board regulary consults with the Central Works Council, in which the works councils of all DSM subsidiaries in the Netherlands are represented, about matters concerning the company as a whole. These consultations are characterized by openness and the willingness to listen to each other in the interests of the company and its employees.

In their regular consultations in 2002, the Managing Board and the Central Works Council extensively discussed various company matters such as general developments in the company, DSM's financial performance, the Capital Expenditure and Acquisition Plan for 2002 (including the 2002 Financing and Guarantee Plan) and the outcome of the Annual Stategic Review. Special attention was paid to the progress made in implementing the *Vision 2005: Focus and Value* strategy. This mainly concerned the sale of DSM Petrochemicals to SABIC, on which the Central Works Council issued a positive recommendation in April, and the proposed acquisition of Roche's vitamins, carotenoids and fine chemicals activities, on which the Central Works Council issued a positive recommendation in October. Both recommendations were prepared by an ad hoc working group, which included delegates from the underlying consultative committees and the trade unions.

Extensive attention was paid to the Corporate Human Resources Strategy 2002-2006 and the DSM Values and HR Principles, on which the Central Works Council made a positive recommendation in February. Major developments in the field of safety, health and the environment were also discussed. As a follow-up to the conference on 'Environment and Employee Participation' held in November 2001, the progress made in implementing the actions agreed during that conference were evaluated in 2002. The possibility of another follow-up in 2003 was also discussed.

Special attention was paid to activities and business developments in the business groups DSM Fine Chemicals, DSM Pharmaceutical Products and DSM Fibre Intermediates and to ICT developments.

The Central Works Council made positive recommendations on a number of proposals, such as the proposed split-up of the DSM Fine Chemicals business group into DSM Pharmaceutical Products and DSM Fine Chemicals, the expansion of DSM's caprolactam activities in China, the funding of the various DSM pension funds in the Netherlands, the code of conduct for information security and the proposed appointment of a number of (top) executives. The Managing Board made a commitment to give due consideration to the critical comments included in the recommendations and assessments by the Central Works Council.

The Central Works Council stressed the need to inform employees at the earliest possible stage about policy proposals that can have important consequences for them and to involve them as much as possible in the decision-making about and the implementation of new developments that are important to them. The Council stressed the importance of good communication throughout the organization as well as between the company and the outside world.

The Central Works Council endorsed a number of re-appointments to the Supervisory Board. In view of the importance of regular contacts between the Central Works Council and the members of the Supervisory Board, every year a meeting is held between the Central Works Council, the Managing Board and the Supervisory Board. This year, the meeting was used for an extensive discussion of the topic of sustainable development.

At the end of 2001, the internal consultations framework within the Limburg Social Unit was restructured. This resulted in a change in the composition of the Central Works Council with effect from 1 January 2002. As a result of the transfer of DSM Petrochemicals to SABIC, the DPC delegates left the Central Works Council.

Employees are kept informed of the outcome of the consultations between the Central Works Council and the Managing Board via a special, periodically published newsletter.

REPORT BY THE SUPERVISORY BOARD OF DIRECTORS TO THE SHAREHOLDERS

In the year under review there were several changes in the composition of the Supervisory Board of Directors and in the Supervisory Board committees. According to the rota it was Mr Wijffels' turn to resign. On 28 March he resigned both as chairman and as member of the Supervisory Board. The Supervisory Board is deeply grateful to Mr Wijffels for the major contribution he made to the company during his long membership of the Board, first as a member and later, for almost 12 years, as its chairman. During this period, the company underwent a major transformation. Mr Herkströter was appointed as Chairman of the Supervisory Board with effect from 28 March 2002. According to the rota, it was also Mr van Woudenberg's and Mr Stekelenburg's turn to resign. Both were reappointed as Supervisory Board members. Mr Herkströter succeeded Mr Wijffels as chairman of the Nomination & Remuneration Committee. Mr Bodt was appointed as chairman of the Audit Committee. He succeeded Mr Herkströter, who is no longer on this committee.

In the year under review the Supervisory Board had eight meetings with the Managing Board. Each of these meetings was preceded by a private Supervisory Board meeting. The Supervisory Board devoted a separate private meeting to the performance of its duties, as well as the composition and performance of the Managing Board of Directors.

The Audit Committee, consisting of Mr Herkströter (chairman until 28 March 2002), Mr Bodt (chairman from 28 March 2002 onwards), Mr Müller and Mr van Woudenberg, had two meetings in 2002. Each of these meetings was also attended by the external auditors. In 2002, the Supervisory Board of Directors established the scope of the Audit Committee's activities. The Committee's task is to lay the groundwork for the discussion of DSM's financial figures in the Supervisory Board before their publication and to evaluate the company's risk profile. Against this background, discussions were held with the external auditors about their experiences with regard to the audit and their assessment of DSM's annual accounts and Internal Control. In addition, attention was paid to the work of the Corporate Operational Audit department, the standardization and upgrading of DSM's ICT platform and the work of the external auditors.

The Supervisory Board's Nomination & Remuneration Committee, consisting of Mr Herkströter (chairman), Mr Bodt and Mr van Woudenberg, had one meeting in 2002. The Committee carefully considered the filling of vacancies on the Supervisory Board of Directors and made recommendations on this. These recommendations led to the aforementioned appointment of a new chairman and the reappointment of two members of the Supervisory Board and to proposals relating to the composition of the Supervisory Board. The Committee also made a recommendation regarding the remuneration of the members of the Managing Board. The Supervisory Board adopted the Committee's recommendations.

The Supervisory Board and the Managing Board discussed company matters on a regular basis. The Supervisory Board discussed and approved the Capital Expenditure and Acquisition Plan for 2002 (including the 2002 Financing and Guarantee Plan) and in every meeting it discussed the financial results and developments at the various company units.

Various meetings were devoted to in-depth discussions on the progress made in the implementation of DSM's corporate strategy *Vision 2005: Focus and Value*, which was formulated in 2000, and to the risks associated with its implementation. The Supervisory Board gave its approval for the sale of DSM Petrochemicals and the establishment of DSM Vision 2005 BV connected with that sale. The Board also issued a mandate to the Managing Board for the acquisition of Roche's vitamins, carotenoids and fine chemicals activities. The Board further gave its approval for the sale of Melapur, which specializes in flame retardants, to Ciba Specialty Chemicals. The Board gave its approval for a major investment in capacity expansion for Dyneema, DSM's high-performance fibre. This expansion involves the construction of two new plants for Dyneema fibres (both in the USA) and two plants for Dyneema UD (one in the USA and the other in Europe). In 2002, as in previous years, the Supervisory Board invited the management of a number of DSM units to its meetings to supply information about specific developments.

The Supervisory Board had a meeting with the Central Works Council and a delegation of the Supervisory Board was present at two meetings of the Central Works Council at which DSM's Annual Report for 2002, the corporate strategy and the Capital Expenditure and Acquisition Plan for 2002 (including the 2002 Financing and Guarantee Plan) were discussed. Discussions were held with the external auditors, Ernst & Young Accountants, about the financial statements and the financial reports for 2002. The report by the Managing Board of Directors and the financial statements for 2002 were drawn up by the Managing Board of Directors as at 7 February 2003. In accordance with the provisions of Article 30 of the Articles of Association, the Supervisory Board subsequently adopted the financial statements at its meeting of 11 February 2003. The financial statements have been audited by Ernst & Young Accountants and provided with an unqualified opinion, which is to be found on page 79 of this report.

We submit the financial statements for approval to the General Meeting of Shareholders. We propose that the shareholders approve the financial statements and discharge the Managing Board from all liability in respect of its managerial activities and the Supervisory Board from all liability in respect of its supervision thereof. The profit appropriation as approved by the Supervisory Board is presented on page 79 of this report.

DSM made good progress in implementing its strategy in 2002. This is due in particular to the changed portfolio resulting from the sale of DSM Petrochemicals and the considerable growth of the company's activities in Life Science Products through the proposed acquisition of Roche's vitamins, carotenoids and fine chemicals business. DSM has moreover succeeded in consolidating its leadership positions in the Performance Materials and Industrial Chemicals clusters.

It is gratifying to see that DSM posted a relatively good profit level in 2002 despite unfavourable economic conditions.

We would like to express our sincere appreciation for the company's performance to the Managing Board and would like to thank all DSM employees for their efforts.

Heerlen, 11 February 2003

THE SUPERVISORY BOARD,
Cor Herkströter, chairman
Henk Bodt, deputy chairman
Ad Geers
Okko Müller
Enrique Sosa
Johan Stekelenburg
Cees van Woudenberg

CORPORATE TOP MANAGEMENT

SUPERVISORY BOARD OF DIRECTORS

COR A. HERKSTRÖTER (1937), CHAIRMAN
First appointed: 2000. End of current term: 2004.
Nationality: Dutch. *Position*: retired; *last position held*: President of Koninklijke Nederlandsche Petroleum Maatschappij N.V. and Chairman of the Committee of Managing Directors of Royal Dutch/Shell Group.
Supervisory directorships and other positions held: chairman of the Supervisory Board of the ING Group and member of the Supervisory Board of BHP Billiton, chairman of the Advisory Committee on the Listing and Issuing Rules of Euronext Amsterdam N.V., trustee of the International Accounting Standards Committee (IASC), professor of International Management at the University of Amsterdam, chairman of the Supervisory Board of the Erasmus University (Rotterdam), chairman of the social Advisory Council of the Tinbergen Institute, member of the Advisory Council of Robert Bosch.

HENK BODT (1938), DEPUTY CHAIRMAN
First appointed: 1996. End of current term: 2004.
Nationality: Dutch. *Position*: retired; *last position held*: Executive Vice President of Philips Electronics N.V.
Supervisory directorships and other positions held: member of the Supervisory Boards of ASM Lithography N.V., Neopost SA and Delft Instruments N.V.

AD J. GEERS (1945)
First appointed: 1999. End of current term: 2003.
Nationality: Dutch. *Position*: professor of Social Law at Maastricht University.
Supervisory directorships and other positions held: member of the Supervisory Boards of ENCI N.V. and Royal Mosa B.V., member of the Supervisory Board of the Dutch Land Registry Office, member of the Supervisory Board of the Master Course in Labour Studies and Organizational Theory at the University of Amsterdam/Haagse Hogeschool, chairman of the Co-determination Disputes Committee for the Dutch Armed Forces.

OKKO MÜLLER (1936)
First appointed: 1994. End of current term: 2005.
Nationality: German. *Position*: retired; *last position held*: member of the Managing Boards of Unilever N.V. and Unilever PLC.
Supervisory directorships and other positions held: Chairman of the Supervisory Board of Unilever Deutschland GmbH.

ENRIQUE J. SOSA (1940)
First appointed: 2000. End of current term: 2004.
Nationality: American. *Position*: retired; *last position held*: President of BP Amoco Chemicals.
Supervisory directorships and other positions held: member of the Board of Directors of FMC Corporation.

JOHAN STEKELENBURG (1941)
First appointed: 1998. End of current term: 2006.
Nationality: Dutch. *Position*: mayor of Tilburg (Netherlands).
Supervisory directorships and other positions held: chairman of the Supervisory Board of Weekbladpers Groep Uitgevers B.V; member of the Supervisory Boards of the ING Group, KLM N.V., Tennet B.V., De Sluis Groep B.V. and member of the Dutch Senate.

CEES VAN WOUDENBERG (1948)
First appointed: 1998. End of current term: 2006.
Nationality: Dutch. *Position*: member of the KLM Managing Board.
Supervisory directorships and other positions held: member of the Supervisory Board of Mercurius Group Wormerveer B.V. and Coöperatieve Vereniging Verenigde Bloemenveiling Aalsmeer B.A., member of the management committee of the Confederation of Netherlands Industry and Employers (VNO-NCW); vice-chairman of the management committee of Stichting Management Studies and chairman of the Advisory Board of Deloitte & Touche Human Capital Group.

MANAGING BOARD OF DIRECTORS

PETER A. ELVERDING (1948), CHAIRMAN
Position: chairman of DSM's Managing Board of Directors since July 1999; member of the Managing Board since October 1995.
Nationality: Dutch. *Supervisory directorships and other positions held*: vice-chairman of CEFIC, member of the Supervisory Board of N.V. Nederlandse Gasunie and chairman of the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie, member of the Supervisory Board of De Nederlandsche Bank N.V.; member of the Supervisory Board of VNU N.V., treasurer of the General Council of the Confederation of Netherlands Industry and Employers (VNO-NCW), chairman of the management committee of Stichting Management Studies. Mr Elverding is also a member of the Supervisory Board of the University of Maastricht and the Transnational University of Limburg and chairman of the Supervisory Board of the SRL-Associated Rehabilitation Centres in Limburg.
PETER.ELVERDING@DSM.COM

JAN ZUIDAM (1948), DEPUTY CHAIRMAN
Position: member of DSM's Managing Board of Directors since January 1998.
Nationality: Dutch. *Supervisory directorships and other positions held*: member of the Supervisory Board and the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie; member of the Supervisory Board of Gamma Holding N.V., vice-chairman of the Dutch Chemical Industry Association (VNCI); member of the Netherlands Forum for Technology and Science; chairman of the Ministry of Economic Affairs Committee on the Targeted Financing of TNO, member of the Supervisory Board of the Bonnefanten Museum in Maastricht (Netherlands), chairman of the Supervisory Board of the ORBIS medicare group.
JAN.ZUIDAM@DSM.COM

JAN DOPPER (1947)
Position: member of DSM's Managing Board of Directors since July 1999.
Nationality: Dutch. *Supervisory directorships and other positions held*: member of the Advisory Board of organization consultants Wagenaar, Hoes & Associés (WHA/ASI), board member of Stichting Techniek & Marketing (STEM), vice-chairman of the board of the Dutch and Japanese Trade Federation (DUJAT), member of the Industrial Advisory Council of the Dutch Energy Research Centre (ECN), member of the CEFIC Research & Science Board.
JAN.DOPPER@DSM.COM

HENK VAN DALEN (1952)
Position: member of DSM's Managing Board of Directors since January 2000.
Nationality: Dutch. *Supervisory directorships and other positions held*: member of the Steering Committee of the Dutch Energy Efficiency Benchmarking Covenant on behalf of the Dutch chemical industry; member of the Steering Committee of the Association of Petrochemical Producers in Europe (APPE); member of the Program Council on International Trade and Competitiveness of CEFIC (the European Chemical Industry Association), chairman of the Advisory Council of the Dutch Federation of Rubber and Plastics Industries (NRK); member of the Supervisory Board of Stichting Verpakking en Milieu Pact (SVM) (on behalf of the Dutch polymer sector); board member of the Foundation for Responsible Entrepreneurship (SVA); member of the Board of Advisors of AIESEC Nederland; chairman of the board of governors of the Autism Society of the Netherlands, member of the "Ambassadeursnetwerk", a council set up by the Dutch government to promote women's participation in governance and leadership.
HENK.DALEN-VAN@DSM.COM

FEIKE SIJBESMA (1959)
Position: member of DSM's Managing Board of Directors since July 2000.
Nationality: Dutch. *Supervisory directorships and other positions held*: chairman of the Board and the Executive Committee of EuropaBio (European Association for Biotech Industries); board member of the Wageningen Centre for Food Sciences (WCFS), member of the Supervisory Board of the Dutch Genomics Initiative and chairman of the Dutch Food Chain Sustainability Foundation (DuVo).
FEIKE.SIJBESMA@DSM.COM

OTHER CORPORATE OFFICERS

Corporate Secretary	Paul Fuchs (1946)

DIRECTORS OF BUSINESS GROUPS

DSM Fine Chemicals	Jo Scholz (1947)
DSM Pharmaceutical Products	Henk Numan (1949)
DSM Anti-Infectives	Nico Gerardu (1951)
DSM Food Specialties	Robert Hartmayer (1952)
DSM Bakery Ingredients	Bert Jongejan (1952)
DSM Elastomers	Ben van Kooten (1951)
DSM Engineering Plastics	Jos Goessens (1951)
DSM Coating Resins	Bernard van Schaik (1951)
DSM Composite Resins	Jos Schneiders (1951)
DSM Fibre Intermediates	Dick Venderbos (1941)
DSM Melamine	Hans Dijkman (1948)
DSM Agro	Don Verstegen (1944)
DSM Energy	Frank Choufoer (1951)
DSM Venturing & Business Development	Paul Hamm (1949)

MANAGEMENT OF CORPORATE DEPARTMENTS

Finance & Economics	Arnold Gratama van Andel (1946)
Legal Affairs	Pieter de Haan (1954)
Human Resources	Ben van Dijk (1951)
Planning & Development	Hein Schreuder (1951)
Communications	John McLaren (1963)
Safety, Health, Environment & Manufacturing	John Prooi (1946)
Chief Technology Officer	Emmo Meijer (1951)
DSM Industrial Services	Frans Pistorius (1948)
Operational Audit	Henk Jacobs (1943)
Chief Information Officer	Jo van den Hanenberg (1947)
Strategic Projects	Just Fransen van de Putte (1943)
Strategic Projects	Hans van Suijdam (1950)
Energie Beheer Nederland	Rob Atsma (1946)

REMUNERATION

SUPERVISORY BOARD OF DIRECTORS

REMUNERATION

The members of the Supervisory Board of Directors receive a fixed annual remuneration for their work. With effect from 1 January 2002, this remuneration – which had been unchanged since 1 January 1999 – was raised by 10% to account for inflation. In 2002, the chairman received € 45,000 and the other members € 30,000 each. In addition, Supervisory Board members are paid an annual remuneration for their membership of Supervisory Board committees (€ 4,000 per committee). Former Supervisory Board members do not receive any remuneration after they have completed their period of office. In 2002, the members of the Supervisory Board of Directors received a total remuneration of € 257,500, broken down as follows:

	For Supervisory Board membership	For committee membership	Total
Cor Herkströter, chairman (since 28 March 2002)	41,250	4,000	45,250
Herman Wijffels, chairman (up to and including 27 March 2002)	11,250	1,000	12,250
Henk Bodt, deputy chairman	30,000	8,000	38,000
Ad Geers	30,000	-	30,000
Okko Müller	30,000	4,000	34,000
Enrique Sosa	30,000	-	30,000
Johan Stekelenburg	30,000	-	30,000
Cees van Woudenberg	30,000	8,000	38,000
Total	232,500	25,000	257,500

OPTIONS

No DSM N.V. share option rights are granted to members of the Supervisory Board of Directors. The Supervisory Board members do not possess any DSM N.V. share options acquired by other means either.

SHARES

At the end of 2002, the members of the Supervisory Board together held 3,042 shares in DSM N.V.

MANAGING BOARD OF DIRECTORS

GENERAL REMUNERATION POLICY AND REMUNERATION PACKAGE

Our policy on the remuneration of the members of the Managing Board of Directors is based on the same philosophy as applies to the remuneration of all our executives, i.e. it is in line with market practices and is designed to attract, motivate and retain top-class people.

Every year, the Supervisory Board fixes the remuneration package for the members of the Managing Board. The Supervisory Board's Nomination and Remuneration Committee is responsible for preparing proposals to this effect.

FIXED ANNUAL SALARY AND SHORT-TERM INCENTIVE (BONUS)

Managing Board members are paid a fixed annual salary that is commensurate with their post as soon as they join the Board. This fixed salary is adjusted on 1 July of any year. In 2002 this adjustment was postponed in view of the sluggish economy. This means that the fixed salary component was not increased in 2002. The proposed adjustment will be effected on 1 January 2003 and will amount to 3.5%. This percentage is market-based.

With effect from 1 January 2003, the difference in salary between the Chairman and the Members will be increased, in order to achieve a situation that is more in line with the market. As a result, the Chairman's fixed annual salary will increase by another 4.4%.

With effect from 1 January 2003, the annual 'at target' bonus for which Managing Board members are eligible has been increased from 40% to 50% of the fixed annual salary. This reflects current market practice and is in line with an approach based on a higher 'payment at risk'. The bonus scheme consists of three elements:

- a bonus related to the DSM group's financial performance;
- a bonus related to a corporate improvement target; and
- a bonus related to a specific target linked to the group's strategic development.

The targets for Managing Board members are set annually by the Supervisory Board of Directors, which also annually assesses their performance in the previous financial year. The Supervisory Board has discretionary powers in this regard.

The fixed annual salaries and bonuses for 2002 and 2001 for the current members of the Managing Board were as follows:

	Fixed annual salary €		Bonus €	
	2002	2001	2002 [1]	2001 [2]
Peter Elverding, chairman	544,536	533,192	108,908	106,639
Jan Zuidam, deputy chairman	435,629	426,553	87,126	85,311
Jan Dopper	435,629	426,553	87,126	85,311
Henk van Dalen	435,629	426,553	87,126	85,311
Feike Sijbesma	435,629	426,553	87,126	85,311

[1] Based on results achieved in 2002 and therefore payable in 2003.
[2] Bonus paid in 2002 based on results achieved in 2001.

The Supervisory Board has established the extent to which the targets for 2002 have been realized. The target relating to DSM's financial performance was not achieved. DSM was unable to meet its high profitability standard due to the economic developments in 2002. However, a number of corporate improvement targets relating to safety, health and the environment and a number of targets linked to the Group's strategy were realized. The overall realization was 20%.

Moreover, the Supervisory Board has used its discretionary powers to grant an additional bonus to the members of the Managing Board amounting to 10% of their fixed annual salary, in *recognition of their extraordinary efforts in strategically* repositioning the company. The combined amount of these bonuses is € 228,706.

LONG-TERM INCENTIVE

By way of long-term incentive, Managing Board members are granted share option rights in accordance with the options scheme outlined on page 44. Every year, the Supervisory Board decides in principle whether or not to grant share options to members of the Managing Board, before proceeding to allocate, also on an annual basis, share options to individual Managing Board members.

The options currently held by members of the Managing Board are listed below:

		Outstanding on 31 December 2001	Options granted in 2002	Options exercised in 2002*	Outstanding on 31 December 2002	Exercise price (in €)	Average exercise price in 2002 (in €)
Peter Elverding							
Unconditional options	1997	18,000		18,000	-	25.90	43.66
	1998	18,000			18,000	27.53	
	1999	18,000			18,000	26.01	
Conditional options	2000	22,500			22,500	36.48	
	2001	37,500			37,500	39.98	
	2002		37,500		37,500	47.01	
total		**114,000**	**37,500**	**18,000**	**133,500**		
Jan Zuidam							
Unconditional options	1997	9,000		9,000	-	25.90	44.15
	1998	18,000			18,000	27.53	
	1999	18,000			18,000	26.01	
Conditional options	2000	18,000			18,000	36.48	
	2001	30,000			30,000	39.98	
	2002		30,000		30,000	47.01	
total		**93,000**	**30,000**	**9,000**	**114,000**		
Jan Dopper							
Unconditional options	1997	11,250		11,250	-	25.90	44.40
	1998	13,500			13,500	27.53	
	1999	13,500			13,500	26.01	
Conditional options	2000	18,000			18,000	36.48	
	2001	30,000			30,000	39.98	
	2002		30,000		30,000	47.01	
total		**86,250**	**30,000**	**11,250**	**105,000**		
Henk van Dalen							
Unconditional options	1998	11,250			11,250	27.53	
	1999	11,250			11,250	26.01	
Conditional options	2000	18,000			18,000	36.48	
	2001	30,000			30,000	39.98	
	2002		30,000		30,000	47.01	
total		**70,500**	**30,000**	-	**100,500**		
Feike Sijbesma							
Unconditional options	1999	7,500			7,500	26.01	
Conditional options	2000	11,250			11,250	36.48	
	2001	30,000			30,000	39.98	
	2002		30,000		30,000	47.01	
total		**48,750**	**30,000**	-	**78,750**		

* Option rights granted in 1997 which were exercised at the end of the option period.

Two thirds of the options granted in 2002 and 2001 are linked to previously defined performance targets relating to DSM's Total Shareholder Return. These options may be exercisable in whole, in part or not at all, depending on whether DSM has met the target.

Apart from the above-mentioned management options, the members of the Managing Board do not possess any options on DSM N.V. shares.

SHARES
At the end of 2002 the members of the Managing Board held 918 shares in DSM N.V.

PENSIONS AND OTHER EMOLUMENTS
The members of the Managing Board contribute to the Pensioenfonds DSM Chemie (PDC) pension fund. In the current final-pay scheme, pensionable age has been set at 65 years. Pension rights are built up according to a graduated scheme. In 2002, the rights built up in the salary range between the contribution-free amount (€ 19,073) and € 47,895 amounted to 1.75%. The rights built up in the salary range above € 47,895 amounted to 1.55%. The employees taking part in the PDC scheme themselves contribute 4% of their pensionable salary above € 47,895. In addition, DSM operates an early retirement scheme for the members of the Managing Board.

TOTAL REMUNERATION
The total remuneration (including pension costs and other commitments) of Managing Board members amounted to € 3.12 million in 2002 (2001: € 3.37 million).

SHARE OPTION RIGHTS

In 2001 DSM introduced a personnel share option scheme alongside the existing management share option scheme.

MANAGEMENT SHARE OPTIONS

Until 2001, share options granted to managers were subject to the condition that they might be exercised after the lapse of three years. Since 2001 this condition has held for a third of the options granted. Two thirds of the options that have been granted since then will be exercisable in whole, in part or not at all, depending on the Total Shareholder Return (TSR) achieved by DSM in comparison with a peer group. If DSM's TSR is considerably better than that of the peer group, these options will be exercisable in whole. In other cases, the options will be exercisable in part or not at all.

Options are granted for a period of eight years, subject to the suspensive condition that they cannot be exercised until three years after the granting date. After this period, the options are converted into unconditional options.

According to the share option granting procedure, the Supervisory Board makes a decision in December as to whether or not any options will be granted. The Dutch authority on financial markets is informed in good time about the proposed granting of management options.

The actual granting of management options takes place on the first day on which the DSM share is quoted ex dividend following the Annual General Meeting. The opening price of the DSM share on that day is the exercise price of the option. This exercise price cannot be changed, except when changes are made to the share structure.

The exercise of options is regulated. The members of the Managing Board and a number of senior officers may exercise their options only in the two weeks following the publication of quarterly and annual reports and in the two weeks following the Annual General Meeting, and of course only if they do not have insider knowledge at the time of exercise. In addition, members of this group must obtain the approval of the management ranking one level higher in the organization. Senior officers who are not part of this group may exercise their option rights without restrictions outside the usual embargo periods, provided they do not have insider knowledge at the time of exercise. For certain individuals or groups the Compliance Officer can define special embargo periods during which they are not allowed to trade in DSM securities.

For an overview of the management option rights, see page 63 of the Financial Statements in this report.

PERSONNEL SHARE OPTIONS

For an overview of the personnel option rights, see page 63 of the Financial Statements in this report.

COMPANY PROFILE

CLUSTERS

DSM is active worldwide in life science products, performance materials and industrial chemicals. DSM has annual sales of € 6.7 billion and employs about 18,500 people (year-end 2002) at 200 sites worldwide. Our activities are grouped into business groups representing coherent product/market combinations. The business group directors report directly to the Managing Board. For reporting purposes we have grouped our activities into three strategic clusters:
Life Science Products are products supplied to the pharmaceuticals, food and agrochemical industries. The Life Science Products cluster comprises the business groups DSM Fine Chemicals, DSM Pharmaceutical Products, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. The cluster's share in total net sales of ongoing activities is 38%.
Performance Materials are high-performance materials such as the superstrong Dyneema fibre, DSM Desotech's Desolite glassfibre coating, elastomers (synthetic rubbers), engineering plastics, coating resins and structural resins. This cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins. Dyneema producer DSM High Performance Fibers also forms part of this cluster. Net sales of this cluster amount to 31% of total net sales of ongoing activities.
Industrial Chemicals comprises the business groups DSM Fibre Intermediates, DSM Melamine and DSM Agro, which produce industrial chemicals such as fibre intermediates, melamine and fertilizers, and DSM Energy. The Industrial Chemicals cluster's share in total net sales of ongoing activities is 22%.

In addition to the above three clusters, DSM reports on a number of other activities, which have been grouped under 'Other activities'. These are the business group DSM Venturing & Business Development (not including DSM High Performance Fibers), Noordgastransport, the Chemelot industry park in Geleen (Netherlands), DSM Technopartners, Stamicarbon and the part of the costs of corporate activities that is beyond the control of the business groups.

SALES PER CLUSTER


100
80
60
40
20
0
28% Life Science Products 38%
23% Performance Materials 31%
27% Polymers
16% Industrial Chemicals 23%
6% Other activities 8%
01
02 (ongoing activities)

MARKETS

DSM supplies its products to industrial markets (business to business). The most important end-use market for DSM is pharmaceuticals. The food market is becoming increasingly important, and the E&E and automotive industries are also important users of DSM products.

END-USE MARKETS


100
80
60
40
20
0
15% Other 10%
13% Packaging -%
2% Metalworking&Machine building 4%
7% Textiles 5%
7% Agriculture 7%
9% Electrics / Electronics 8%
15% Automotive / Transport 13%
9% Construction 16%
10% Food 16%
13% Pharmaceuticals 21%
01
02 (ongoing activities)

SALES BY ORIGIN


100
80
60
40
20
0
59% Netherlands 51%
18% Rest of Europe 20%
16% North America 20%
7% Rest of the World 9%
01
02 (ongoing activities)

SALES BY DESTINATION


100
80
60
40
20
0
10% Netherlands 11%
15% Germany 10%
8% United Kingdom 8%
8% France 7%
25% Rest of Europe 19%
18% North America 23%
16% Rest of the World 22%
01
02 (ongoing activities)

CONTRIBUTION TO SOCIETY AND SUSTAINABLE DEVELOPMENT

A company like DSM makes a considerable contribution to society. With our products we help enhance the quality of people's daily lives. In close collaboration with our customers, we constantly strive to optimize these products, so that they can make life healthier, longer-lasting, more pleasant or more efficient. Examples are new pharmaceuticals, healthier food ingredients, lighter car components and synthetic materials to substitute scarce natural materials such as hardwood.

Sustainability and safety are important aspects of our processes and products. Our production processes are for example designed for a minimum use of raw materials and energy. Through our R&D effort, we also actively contribute – both within DSM and in general – to the development of scientific knowledge and technology relating to sustainability, safety and the environment.

DSM employs about 18,500 people and indirectly creates employment for several times that number. Our operations thus play an important role economically.

Responsible entrepreneurship means developing an integrated policy and finding a balance between economic gain, respect for people and concern for the environment – the triple P concept of *people, profit and planet*. We annually report on our performance in the field of safety, health and the environment. Besides the financial annual report, we will this year publish our first Triple P Report, in which the former Responsible Care Progress Report has been incorporated.

CORPORATE GOVERNANCE

DSM has formulated explicit corporate values and rules that form the basis for the company's risk management, financial policy and organizational management at corporate and business group level.

DSM N.V. is a statutory two-tier company with a Managing Board of Directors and an independent Supervisory Board of Directors. The Managing Board is responsible for the company's strategy, its portfolio policy and the deployment of resources and sees to it that the company's policies are implemented.

The Supervisory Board supervises the work of the Managing Board, its prime concern being to safeguard the interests of the company while taking into account the interests of all the company's stakeholders. The Supervisory Board of Directors submits the Annual Financial Statements for approval to the General Meeting of Shareholders and explains how it carried out its supervisory duties during the year concerned.

DSM seeks to conduct an open dialogue with its shareholders and all other stakeholders. We want to maintain a transparent information flow towards our stakeholders about our corporate objectives, the way our company is managed and our company's performance.

DSM's activities are subject to the usual business risks, which are associated with macro-economic developments, changing market conditions, the emergence of new competitors, political uncertainties, currency exchange rate fluctuations, changing raw material prices, fluctuations in supply and demand and the speed with which new technologies are accepted. In order to be able to manage the risks that are naturally associated with entrepreneurship, a company needs a clear strategy. DSM has set out its strategy for the coming years in its *Vision 2005: Focus and Value* strategy document.

RISK MANAGEMENT

As part of our overall risk management process, each of our organizational units systematically analyzes its business risks and draws up and implements plans for managing these risks. In addition, various functions within the company operate in accordance with guidelines that have been drawn up for this purpose, for example guidelines for internal control, financial reporting, investment decisions and standards in the field of safety, health and the environment.

In addition to the analyses carried out by the business groups and units themselves, audits are conducted to establish objectively whether the business processes of the operating units meet our risk management criteria. For the group as a whole, this task is carried out by the staff department Corporate Operational Audit. Once every three years, the risks and risk management systems, including management systems in the field of safety, health and the environment (SHE), for all activities of every DSM unit are analyzed and assessed by an independent auditor. This means that DSM has a fully integrated approach to auditing. The results of the audits are discussed with the management of the unit concerned and with the Managing Board of Directors. They are also presented to the Audit Committee of the Supervisory Board of Directors. In this way, an unbiased assessment of the effectiveness of risk management at DSM is secured.

In close cooperation with DSM's external auditors (Ernst & Young), who are responsible for auditing the company's financial statements, the various audit programmes are compared and reviewed in relation to each other in order to optimize the audit activities.

Every year, the individual directors of the business groups and corporate staff departments issue a Letter of Representation to confirm that analyses of this kind take place regularly in their unit and that these have shown that the risk management system and the monitoring system are up to standard.

FINANCIAL POLICY

Given the dynamic nature of some of our markets, it has always been important for DSM to have a strong financial position. This gives us the financial resilience to continue pursuing our strategic goals even during economic downturns. DSM aims for a net debt which is less than 40% of group equity plus net debt and an operating profit before amortization and depreciation (EBITDA) which is at least 8.5 times the balance of financial income and expense. These new financial standards replace the standards used up to and including last year (a group equity representing at least 35% of the balance sheet total, while net debt should be at most 75% of group equity). These new standards better reflect DSM's changed financial profile and are less susceptible to the effects of capitalization and amortization of goodwill. Moreover, they underline our aim of maintaining our long-term credit ratings at a single A level. DSM aims to achieve a return on investment (operating profit as a percentage of capital employed, ROI) of 15%.

An important element of our financial strategy is the allocation of cash flow. We primarily use cash flow for investments aimed at strengthening our business positions and for the payment of dividend to our shareholders. The cash flow is further used for strengthening the Life Science Products and Performance Materials clusters by means of acquisitions.

DSM aims to provide a stable and, if possible, rising dividend. The dividend is calculated as a percentage of cash flow. Barring unforeseen circumstances, this percentage lies within a range of 16 to 20% of the net profit on ordinary activities (minus the dividend payable to holders of cumulative preference shares) plus depreciation and amortization. Since depreciation and amortization forms a large and relatively stable component of cash flow, the dividend, too, is relatively stable, while the use of a fixed percentage range makes it easier to predict. In order to avoid dilution of earnings per share as a result of the exercise of management and employee options, DSM buys back shares insofar as this is desirable and feasible. The company may also choose to buy back shares in case there is sufficient cash flow available for this after the primary cash flow expenditures have been made.

An important acquisition criterion is that the business concerned should be compatible with DSM in terms of technological and/or market competencies. With effect from 2000, our policy has been to capitalize goodwill paid in the case of acquisitions and to amortize it over a maximum period of 20 years. The acquired companies are in principle required to contribute to DSM's profit from the very beginning and to meet our profitability requirements. In some cases this requirement may be relaxed somewhat. DSM expects a company that it has acquired to begin to contribute to cash earnings per share (i.e. before amortization of goodwill) within a year or two.

ORGANIZATION AND BUSINESS STEERING

DSM has a decentralized organizational structure built round business groups that are empowered to carry out all business functions. This structure ensures a flexible, efficient and fast response to market changes. At the corporate level, we have a number of staff departments to support the Managing Board of Directors and the business groups. The services of a number of shared service departments and DSM Research and intergroup product supplies are contracted by the business groups at market prices.

We have adopted the Value Based Business Steering (VBBS) model for assessing our financial performance. VBBS measures and steers financial performance in terms of value creation, based on a cash flow return on (historical) investment minus the weighted average cost of capital (WACC).

DSM business groups base their strategies on in-depth analyses which they make every three years on average and review annually. On the basis of the results, value creation targets, key success factors and performance indicators are established. These are then laid down in a Strategic Value Contract, which forms the basis for internal business steering. The individual incentives for business group management are linked to this contract.

Corporate strategy is based on the outcome of a similar process. On the basis of this outcome, a long-term corporate strategy is developed, with evaluations and choices being made as regards portfolio composition, investment priorities and geographical spread. In 2000 this process of analysis and decision-making resulted in the formulation of the strategy, *Vision 2005: Focus and Value*.

At DSM we use a management reporting system which requires each business group director to submit periodical reports on the business group's performance, including the level of strategic, operational and financial indicators. The reports are discussed with the Managing Board of Directors on a regular basis.

INFORMATION ABOUT THE DSM SHARE

SHARES AND LISTINGS

The ordinary shares in DSM N.V. have a par value of € 3.00 and are officially listed on the Amsterdam, Frankfurt and Düsseldorf stock exchanges and on the electronic exchange in Switzerland (SWX). In addition, they are traded via SEAQ International in London (SEAQ # 80421). Options on ordinary DSM shares are traded on the European Option Exchange in Amsterdam.

In the USA a sponsored unlisted American Depositary Receipts programme has been run via Citibank NA (Cusip 23332H 202) since December 2001. Four ADRs represent one ordinary DSM share.

In 1996, 22.02 million cumulative preference shares A were issued. These are registered shares that are not listed on the stock exchange. They are held by four institutional investors in the Netherlands. The par value of these cumprefs A is € 3.00 and they have been assigned the same voting rights as ordinary shares. The annual dividend on cumprefs A amounts to 6.78% of the issue price of € 10.59 per share, which was the price of an ordinary DSM share on the stock market at the time.

In 1999 DSM issued 37.5 million cumulative preference shares C. These shares have a par value of € 0.03 per share, which means they carry minimal voting rights. They are held by two institutional investors in the Netherlands and are not listed on the stock exchange. For the years up to and including 2004 the dividend declared on these shares amounts to 5.82% of the issue price of € 3.03 per share.

The total number of ordinary DSM shares in issue increased by 442,930 in 2002. On 31 December it stood at 96,589,348.

DEVELOPMENT OF THE NUMBER OF ORDINARY DSM SHARES

	placed	repurchased	in issue
balance at 31 December 2001	100,954,690	4,808,272	96,146,418
changes:			
issue of shares to service option rights	-	-499,093	499,093
other	3,837	60,000	-56,163
balance at 31 December 2002	**100,958,527**	**4,369,179**	**96,589,348**
average number of shares outstanding (x 1.000)			96,468
DSM share prices, Euronext Amsterdam (AEX):			
highest price			51.25
lowest price			37.90
at 31 December			43.38

DISTRIBUTION OF SHARES

Under the Dutch Major Holdings Disclosure Act, shareholdings of 5% or more in any Dutch company must be disclosed to that company. The following major holdings in DSM N.V. have been disclosed:

- Commercial Union Assurance PLC/Delta Lloyd (last disclosure 8.7%)
- Aegon N.V. (last disclosure 6.31%)
- ABN AMRO Holding N.V. (last disclosure 5.08%)
- Mineurslaan Finance C.V. (last disclosure 5.08%)

SHARE PRICE DEVELOPMENT 2001-2002, VERSUS AEX AND DJ EURO STOXX CHEM INDEX


60
55
50
45
40
35
30
25
20
15
10
5
0
1/01 2/01 3/01 4/01 5/01 6/01 7/01 8/01 9/01 10/01 11/01 12/01 1/02 2/02 3/02 4/02 5/02 6/02 7/02 8/02 9/02 10/02 11/02 12/02
DSM
AEX
DJ Euro Chem

TRADING VOLUMES

x million


15
12
9
6
3
0
1/02
2/02
3/02
4/02

GEOGRAPHICAL SPREAD OF DSM SHARES 2001-2002


100
80
60
40
20
0
44% Netherlands 39%
21% North America 25%
13% Belgium / Luxembourg 13%
10% United Kingdom 13%
4% Germany 4%
6% Switzerland 3%
2% Rest of the world 3%
01
02

DIVIDEND PER ORDINARY DSM SHARE

in €


2.0
1.5
1.0
0.5
0
98
99
00
01
02
Final dividend
Interim dividend

DSM N.V. FINANCIAL STATEMENTS 2002

ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include DSM N.V. and the Group companies in which DSM has control in matters of management and financial policy. The assets, liabilities and profits or losses of these companies are wholly consolidated. Minority interests in the Group's equity and income are stated separately. In addition, the financial data of joint ventures (participations in which policy decisions are made jointly by DSM and third parties on the basis of a partnership agreement) that are important to DSM in terms of sales are included in the consolidated financial statements according to the method of proportionate consolidation.

The profits or losses of companies acquired in the course of the year are incorporated into the consolidated statement of income as from the takeover date. The profits or losses of companies that were sold in the year under review are included in the accounts up to the date of sale.

A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, articles 379 and 414, has been filed at the Trade Registry in Heerlen (The Netherlands).

TRANSLATION OF FOREIGN CURRENCIES

Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant day rates.

In these accounts, balance-sheet items in foreign currencies are translated at spot rates as at the balance sheet date. Exchange differences are taken to the statement of income. Forward exchange contracts are converted to market value. Exposures resulting from forward exchange contracts are included in the balance sheet as deferred income or deferred liabilities. Positions resulting from currency swaps are included in the balance sheet and netted out with the balance-sheet items concerned. Differences resulting from the valuation of currency swaps and forward exchange contracts are taken to Balance of financial income and expense or to Other operating costs, as are the exchange differences relating to the underlying balance-sheet items.

Assets and liabilities of foreign participations are translated at the spot rates prevailing at balance sheet date, while the items of the statements of income of foreign participations are translated at the average exchange rates of the period under review. Exchange differences arising from translation of the net investment in these companies are taken to Other reserves. The same applies to exchange differences arising from foreign currency loans and other financial instruments in so far as such instruments hedge the currency-exchange risk associated with foreign Group companies.

INTANGIBLE FIXED ASSETS

Intangible fixed assets are carried at cost less depreciation calculated on a straight-line basis or at recoverable value, if this is lower.

Goodwill is capitalized and amortized over its estimated useful life, with a maximum of 20 years. The goodwill paid up to and including 1999 was charged directly to Shareholders' equity.

Licences and patents are stated at cost less amortization calculated on a straight-line basis and amortized in 4 years.

TANGIBLE FIXED ASSETS

Tangible fixed assets are carried at cost less depreciation calculated on a straight-line basis or at recoverable value, if this is lower. Office buildings are generally depreciated in 30 years, other buildings in 20 years, plant and machinery in 10 years.

Expenditure relating to planned turnarounds and inspections of sizeable magnitude is separated from the initial investment and depreciated over the period up to the first scheduled turnaround. The expenditure relating to this turnaround and subsequent turnarounds is then capitalized and depreciated.

Where the property development period is in excess of 12 months, interest expense during construction is capitalized.

FINANCIAL FIXED ASSETS
Consolidated participations are valued according to DSM Group policies.

Non-consolidated companies over which DSM has a significant degree of control (generally 20% or more of the voting rights attached to the shares) are valued on the basis of DSM's share in these companies' equity, which is determined in accordance with DSM Group policies. Other non-consolidated companies are accounted for at acquisition price or market value, whichever is the lower.

Long-term receivables are shown at face value, where necessary after deduction of a value adjustment.

Other long-term securities are valued at the lower of costs, recoverable value or market value.

INVENTORIES
Raw materials and consumables are valued at cost, i.e. historical purchase prices plus additional costs or the net realizable value, whichever is lower.

Semi-finished and finished products are valued at manufacturing cost, less an allowance for obsolescence where necessary. Internal storage costs, selling expenses and interest charges are not taken into account in determining manufacturing cost. Where the market selling price at balance sheet date or during the time of sale of existing inventories is lower than manufacturing cost, valuation is based on the net realizable price. Products whose manufacturing cost cannot be calculated because of shared cost components are stated at net realizable price after deduction of a margin.

Unrealized intercompany results are eliminated in the valuation of inventories.

RECEIVABLES
Receivables are stated at face value less an allowance for doubtful debts. Also included is the portion of receivables forming part of the financial fixed assets that falls due within one year.

MARKETABLE SECURITIES
The item Securities included under current assets relates to saleable investments. These are valued at the lower of purchase price and market price.

CASH
Items hereunder are stated at face value.

EQUALIZATION ACCOUNT
Investment grants to be credited to the operating profit in the future are carried in the Equalization account.

PROVISIONS
Provisions are shown at face value, except the Provision for pension liabilities, which is determined on the basis of present cash value by actuarial methods.

LIABILITIES
These are stated at face value. Amounts payable within one year on long-term liabilities are included under Current liabilities. Premiums or discounts on loans are accounted for under Deferred items.

OPERATING INCOME
Operating income is recorded in the statement of income on the date on which the goods or services concerned are delivered.

Investment grants are credited to the operating profit (under Other operating income) on a *pro rata* basis, in accordance with the useful life of the assets in question.

OPERATING COSTS
Operating costs are calculated on a historical cost basis. The cost of raw materials and consumables is generally determined on the basis of the FIFO method. Intra-group supplies are invoiced at market prices.

Development expenses are not capitalized (because they do not meet the criteria for capitalization) but are charged to the operating profit in the period in which they are incurred.

BALANCE OF FINANCIAL INCOME AND EXPENSE
Premiums or discounts on loans are carried as a correction on interest charges, spread over the term of the loans concerned. Interest receipts and interest payments resulting from interest swaps are regarded as corrections on the interest expenses.

CORPORATE TAX
Besides the taxes currently payable or receivable for the year under review, this item also includes the deferred tax assets and liabilities. Deferred tax assets and liabilities are calculated at the tax rates effective at the end of the year under review, or at the rates effective in the years to come in so far as these have already been determined by law.

Deferred tax liabilities relating to withholding taxes are included only if and to the extent that DSM intends to distribute the profits made by subsidiaries in the form of dividend in the near future.

PROFIT OF NON-CONSOLIDATED COMPANIES
The share in the profit of non-consolidated companies is determined in proportion to the respective holdings owned by the Group in the year under review, after deduction of applicable taxes.

CONSOLIDATED STATEMENTS

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

ASSETS

x € million	2002	2002	2001	2001
FIXED ASSETS				
intangible fixed assets [1]	462		594	
tangible fixed assets [2]	2,885		3,607	
financial fixed assets [3]	292		241	
		3,639		4,442
CURRENT ASSETS				
inventories [4]	944		1,171	
receivables [5]	1,439		1,814	
marketable securities [6]	2,014		-	
cash [7]	960		1,148	
		5,357		4,133
total		8,996		8,575

GROUP EQUITY AND LIABILITIES

x € million	2002	2002	2001	2001
GROUP EQUITY [8]				
shareholders' equity	5,142		4,239	
minority interests' share	44		59	
		5,186		4,298
equalization account [9]		32		30
provisions [10]		682		809
long-term liabilities [11]		1,337		1,533
current liabilities, interest-bearing [12]		599		482
current liabilities, non-interest-bearing [12]		1,160		1,423
total		8,996		8,575

CONSOLIDATED STATEMENT OF INCOME

x € million		2002		2001
net sales, DSM total	6,665		7,970	
net sales, ongoing activities [13]	5,636		5,751	
other operating income, ongoing activities [14]	-141		-31	
total operating income, ongoing activities	5,495		5,720	
total operating income, discontinued activities	1,032		2,258	
total operating income, DSM total		6,527		7,978
amortization and depreciation, ongoing activities [15]	-384		-405	
other operating costs, ongoing activities [16]	-4,728		-4,979	
total operating costs, ongoing activities	-5,112		-5,384	
total operating costs, discontinued activities	-965		-2,073	
total operating costs, DSM total		-6,077		-7,457
operating profit [17]		450		521
balance of financial income and expense [18]		-14		-97
profit on ordinary activities before taxation		436		424
tax on profit on ordinary activities [19]		-84		-69
profit of non-consolidated companies		-3		14
profit on ordinary activities after taxation		349		369
extraordinary profit after taxation [20]		840		1,045
group profit after taxation		1,189		1,414
minority interests' share in profit		-1		1
net profit		1,188		1,415
net profit		1,188		1,415
dividend on cumulative preference shares		-22		-22
net profit available to holders of ordinary shares		1,166		1,393
average number of ordinary shares (x 1,000)		96,468		96,090
net profit per ordinary share in €		12.08		14.50
net profit per ordinary share in €, after dilution		12.02		14.45

STATEMENT OF CASH FLOWS [22]

x € million	2002	2002	2001	2001
OPERATING ACTIVITIES				
net profit	1,188		1,415	
adjustments to reconcile net profit with net cash provided by operating activities:				
– amortization and depreciation	442		521	
– other changes in book value	-		110	
– revenue from divestments	-952		-1,229	
– profit or loss of non-consolidated companies	-3		-14	
– dividends paid by non-consolidated companies	3		26	
– change in working capital	10		-58	
– change in equalization account	6		2	
– change in provisions	-139		-37	
– other changes	103		28	
net cash provided by operating activities		658		764
INVESTING ACTIVITIES				
investments in:				
– intangible fixed assets	-8		-2	
– tangible fixed assets	-495		-650	
takeover price of consolidated companies acquired	-1		-6	
proceeds from sale of tangible fixed assets	38		17	
takeover price of consolidated companies sold	1,998		204	
financial fixed assets:				
– acquisitions	-33		-	
– capital payments	-24		-23	
– capital refund	-		25	
– proceeds from sale of participations	1		1,244	
– change in loans granted	-28		-5	
net cash provided by investing activities		1,448		804
DIVIDEND PAID		-191		-197
FINANCING ACTIVITIES				
loans taken up	14		8	
redemption of loans taken up	-58		-46	
changes in debts to credit institutions	-52		-400	
purchase of Gist-brocades convertible bonds	0		-1	
purchase of own shares	-3		-	
share issue to service option rights	16		4	
changes in minority interests	-6		2	
net cash used in financing activities		-89		-433
		1,826		938
effects of changes in consolidation		-		18
exchange differences relating to cash held		-		-12
change in cash		1,826		944
cash at beginning of year		1,148		204
cash and marketable securities at year-end		2,974		1,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

Unless stated otherwise, all amounts are in € million.

In conformity with Book 2 of the Dutch Civil Code, article 402, a condensed statement of income is included in the DSM N.V. accounts.

CHANGE IN PRESENTATION

In DSM's governance model, from 2002 onwards the business groups will be held accountable only for the costs and results that they can influence directly. For this reason, from 2002 onwards all cost items over which the business groups have no direct control are accounted for under 'Other activities'.

As a result of a gas find in the Q1 block on the Dutch Continental Shelf, DSM Energy will be able to contribute to DSM's operational result for a longer period than expected until recently. Therefore, it has been decided to account for DSM Energy's exploration and production activities under 'Industrial Chemicals' (which includes a number of gas-related businesses) instead of 'Other activities'.

In order to enable a meaningful comparison of the cluster data for 2001 and 2002, the data for 2001 have been adjusted.

For similar reasons, the activities of Energie Beheer Nederland BV (sold at the end of 2001) and those of DSM Petrochemicals (sold on 28 June 2002) are presented as discontinued activities where this is relevant.

CHANGE IN ACCOUNTING POLICIES

In the financial year 2000 DSM made a start on a change in its accounting policies, involving a gradual change-over to the application of International Accounting Standards. Against this background, forward exchange contracts have been valued at market rates instead of at spot rates as at balance sheet date with effect from 1 July 2002. This change did not materially affect the net profit.

CURRENCY EXCHANGE RATES

The currency exchange rates that were used in drawing up the consolidated statements are listed below for the most important currencies.

1 Euro =	EXCHANGE RATE AT BALANCE SHEET DATE		AVERAGE EXCHANGE RATE	
	2002	2001	2002	2001
US dollar	1.04	0.88	0.94	0.89
pound sterling	0.65	0.61	0.63	0.62
Japanese yen	124.27	115.44	118.06	108.56

CHANGES IN THE GROUP OF CONSOLIDATED COMPANIES

ACQUISITIONS

In August 2002 DSM and Sinopec (People's Republic of China) entered into an agreement whereby the joint venture DSM Nanjing Chemical Company was founded. DSM Fibre Intermediates holds a 60% interest in this joint venture, Sinopec Nanjing Chemicals Industries Co. Ltd. holding a 40% interest. This participation will be consolidated with effect from 1 January 2003. At year-end 2002 it was included under Financial fixed assets.

DSM Composite Resins (Switzerland) expanded its interest in the joint venture Jinling-DSM Resins Ltd. from 50% to 75%.

DSM Anti-Infectives enlarged its share in Max-GB Ltd. (India) from 95% to 100%.

DIVESTMENTS

With effect from 28 June 2002 DSM's petrochemical activities based in Geleen, the Netherlands and Gelsenkirchen, Germany (DSM Petrochemicals) were sold to Saudi Basic Industries Corporation (SABIC). The effect of the deconsolidation of DSM Petrochemicals on DSM's consolidated balance sheet appears from the table below.

ASSETS:		
intangible fixed assets	-16	
tangible fixed assets	-680	
financial fixed assets	-34	
inventories	-213	
receivables	-106	
cash	-96	
		-1,145
LIABILITIES:		
equalization account and provisions	-58	
current liabilities, interest-bearing	-645	
current liabilities, non-interest-bearing	-105	
		-808
net assets		-337
selling price (including repayment of debts)		2,079
book profit (before taxation)		929

DSM Melapur BV, part of DSM Venturing & Business Development but operating for DSM Fine Chemicals, was taken over by Ciba Specialty Chemicals with effect from 1 May. DSM Melapur managed the technology for the production of melamine-based flame retardants.

In 2002 DSM Bakery Ingredients sold part of its pastry activities.

(1) INTANGIBLE FIXED ASSETS

	TOTAL	GOODWILL*	LICENCES AND PATENTS
BALANCE AT 31 DECEMBER 2001			
cost	690	582	108
amortization	96	30	66
book value	594	552	42
CHANGES IN BOOK VALUE			
capital expenditure	8	1	7
sale of DSM Petrochemicals	-16	-	-16
amortization	-40	-27	-13
exchange differences	-84	-84	-
other changes	0	-	0
	-132	-110	-22
BALANCE AT 31 DECEMBER 2002			
cost	529	492	37
amortization	67	50	17
book value	462	442	20

* this consists almost entirely of goodwill arising on the acquisition of Catalytica

(2) TANGIBLE FIXED ASSETS

	TOTAL	LAND AND BUILDINGS	PLANT AND MACHINERY	OTHER FIXED ASSETS	IN COURSE OF REALIZATION OR PREPAID	NOT USED FOR OPERATIONAL PURPOSES
BALANCE AT 31 DECEMBER 2001						
cost	9,637	1,353	7,147	509	609	19
depreciation	6,030	615	5,070	340	1	4
book value	3,607	738	2,077	169	608	15
CHANGES IN BOOK VALUE						
capital expenditure	495	18	137	37	303	-
sale of DSM Petrochemicals	-680	-72	-520	-7	-81	-
other changes in consolidation	-2	-	-1	-1	-	-
put into operation	-	17	209	20	-246	-
depreciation	-402	-42	-311	-49	-	-
other changes in book value	38	-	38	-	-	-
disposals	-28	-13	-12	-2	-1	-
exchange differences	-138	-33	-79	-3	-22	-1
other	-5	-7	78	-28	-45	-3
	-722	-132	-461	-33	-92	-4
BALANCE AT 31 DECEMBER 2002						
cost	7,324	1,162	5,209	422	517	14
depreciation	4,439	556	3,593	286	1	3
book value	2,885	606	1,616	136	516	11

The other changes mainly relate to changed categories and reclassifications.

Included is an amount of € 2 million (31 December 2001: € 1 million) for assets acquired under financial lease agreements. The related commitments are included under Other liabilities.

A geographic breakdown of capital expenditure on tangible fixed assets and their book value is given below:

	CAPITAL EXPENDITURE 2002	CAPITAL EXPENDITURE 2001	BOOK VALUE AT 31 DECEMBER 2002	BOOK VALUE AT 31 DECEMBER 2001
the Netherlands	338	387	1,589	1,842
other EU countries	86	114	598	894
	424	501	2,187	2,736
North America	54	122	496	606
rest of the world	17	27	202	265
total	495	650	2,885	3,607

(3) FINANCIAL FIXED ASSETS

	TOTAL	NON-CONSOLIDATED COMPANIES SHARE IN EQUITY	NON-CONSOLIDATED COMPANIES LOANS	OTHER SECURITIES	OTHER RECEIVABLES
balance at 31 December 2001	241	117	71	19	34
CHANGES					
share in profit	3	3	-	-	-
dividends	-3	-3	-	-	-
capital payments	24	20	-	4	-
acquisitions	33	33	-	-	-
advances	29	-	2	-	27
redemptions / remissions	-4	-	-1	-	-3
sale of DSM Petrochemicals	-34	-23	-	-	-11
other changes in consolidation	-6	-17	12	-	-1
exchange differences	-24	-8	-10	-2	-4
transfer to short-term receivables	-4	-	-4	-	-
other	37	-6	-22	-3	68
balance at 31 December 2002	292	116	48	18	110

"Other receivables" includes an amount of € 74 million (2001: € 20 million) in deferred tax assets.

The other changes are mainly transfers to and from other balance sheet items.

(4) INVENTORIES

	2002	2001
raw materials and consumables	267	339
semi-finished products	86	61
finished products	591	771
total	944	1,171

As a result of the deconsolidation of DSM Petrochemicals, inventories decreased by € 213 million.

(5) RECEIVABLES

	2002	2001
trade accounts receivable	957	1,304
receivable from non-consolidated companies	34	51
corporation tax receivable	145	129
other taxes and social security contributions	74	132
other receivables	141	114
deferred items	88	84
total	1,439	1,814

As a result of the deconsolidation of DSM Petrochemicals, receivables decreased by € 106 million.

All receivables are due within one year.

(6) MARKETABLE SECURITIES

At the beginning of the third quarter of 2002, cash revenues from the sale of DSM Petrochemicals and Energie Beheer Nederland BV were invested through DSM Vision 2005 BV.

(7) CASH

	2002	2001
deposits	853	944
cash, bank, giro	107	204
total	960	1,148

(8) GROUP EQUITY

	SHARE CAPITAL	SHARE PREMIUM	OTHER RESERVES	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS' SHARE	GROUP EQUITY
balance at 31 December 2001	370	548	3,321	4,239	59	4,298
CHANGES:						
dividend on ordinary shares	-	-	-169	-169	-	-169
dividend on cumprefs	-	-	-22	-22	-	-22
net profit for 2002	-	-	1,188	1,188	1	1,189
exchange differences	-	-	-145	-145	-8	-153
tax on exchange differences	-	-	37	37	-	37
change in consolidation	-	-	-	-	0	0
other changes	-	-	14	14	-8	6
balance at 31 December 2002	370	548	4,224	5,142	44	5,186

SHARE CAPITAL

On 31 December 2002 the authorized share capital amounted to € 1,125 million distributed over 153,480,000 ordinary shares, 22,020,000 cumulative preference shares A and 187,500,000 cumulative preference shares B with a par value of € 3.00 each, and 1,200,000,000 cumulative preference shares C with a par value of € 0.03 each.

The changes in the number of shares in 2002 are shown in the table below.

	NUMBER OF SHARES IN ISSUE			NUMBER OF ORDINARY SHARES REPURCHASED
	ORDINARY	CUMPREFS A	CUMPREFS C	
SITUATION AS AT 31 DECEMBER 2001	100,954,690	22,020,000	37,500,000	4,808,272
share issue in connection with exercise of options	-	-	-	-499,093
share issue in connection with conversion of Gist-brocades convertible bonds and registered shares	3,837	-	-	-
share buybacks	-	-	-	60,000
SITUATION AS AT 31 DECEMBER 2002	100,958,527	22,020,000	37,500,000	4,369,179
number of repurchased shares as at 31 December 2002	4,369,179	-	-	
NUMBER OF SHARES IN ISSUE AS AT 31 DECEMBER 2002	96,589,348	22,020,000	37,500,000	

The average number of ordinary shares outstanding in 2002 was 96,467,614.

OPTIONS

In 2001 DSM introduced a personnel share option scheme for a number of DSM units in the Netherlands alongside the existing management share option scheme (including the scheme for the Managing Board of Directors).

OVERVIEW OF OPTION RIGHTS

	OUTSTANDING AS AT 31 DEC. 2001	IN 2002 GRANTED	EXERCISED	EXPIRED	CONVERTED INTO UNCON-DITIONAL OPTIONS	CONVERTED INTO SARs	OUTSTANDING AS AT 31 DEC. 2002	EXERCISE PRICE (IN €)	EXERCISE PERIOD
Options:									
- unconditional									
1997	63,950	-	-63,950	-	-	-	-		
1998	268,600	-	-197,100	-	-	-	71,500	27.53	until 15 Jan. 2003
1999	23,250	-	-61,750	-	334,500	-	296,000	26.01	until 14 Jan. 2007
2000	23,250	-	-	-	32,250	-	55,500	36.48	until 31 March 2008
2001	29,750	-	-2,250	-	75,000	-	102,500	39.98	until 30 March 2009
2002	-	-	-	-	71,400	-	71,400	47.01	until 4 April 2010
- conditional*									
1999	334,500	-	-	-	-334,500	-	-		
2000	401,250	-	-	-9,000	-32,250	-	360,000	36.48	from 31 March 2003 until 31 March 2008
2001	1,197,375	-	-	-62,250	-75,000	-	1,060,125	39.98	from 30 March 2004 until 30 March 2009
2002	-	1,283,475	-	-51,825	-71,400	-	1,160,250	47.01	from 4 April 2005 until 4 April 2010
Stock appreciation rights:									
- unconditional									
1999	54,000	-	-18,000	-	-	-	36,000	26.01	until 14 Jan. 2007
2000	31,500	-	-	-	-	-	31,500	36.48	until 31 March 2008
- conditional*									
2002	-	268,125	-	-	-	-	268,125	47.01	from 4 April 2005 until 4 April 2010
total	2,427,425	1,551,600	-343,050	-123,075	-	-	3,512,900		

* For details about the conditions for conditional options see page 44 .

Of the 1,551,600 options and SARs granted in 2002, 994,400 were subject to the condition that DSM should achieve a predefined performance target. These options will be exercisable in whole, in part or not at all, depending on the Total Shareholder Return achieved by DSM in comparison with a peer group.

In 2002, DSM share option rights were granted to 295 senior officers.

OVERVIEW OF PERSONNEL SHARE OPTIONS

	OUTSTANDING AS AT 31 DEC. 2001	IN 2002 OPTIONS GRANTED	OPTIONS EXERCISED	EXPIRED OPTIONS	OUTSTANDING AS AT 31 DEC. 2002	EXERCISE PRICE (IN €)	EXERCISE PERIOD
over 1999	247,145	-	-55,967	-1,690	189,488	39.60	until Feb. 2006
over 2000	406,766	-	-91,175	-2,934	312,657	39.98	until March 2006
over 2001	-	229,373	-8,901	-2,066	218,406	46.23	until April 2007
total	653,911	229,373	-156,043	-6,690	720,551		

In 2002 229,373 share options were granted on the basis of DSM's results for 2001.

SHARE PREMIUM

Of the total Share premium of € 548 million, an amount of € 139 million can be regarded as wholly free of tax.

REPURCHASED SHARES

On 31 December 2001 DSM N.V. possessed 4,808,272 repurchased ordinary shares (nominal value € 14 million, 3.9% of the issued share capital). In 2002, DSM used 499,093 ordinary shares for servicing option rights and repurchased 60,000 ordinary shares.

On 31 December 2002 DSM possessed 4,369,179 repurchased ordinary shares (nominal value € 13 million, 3.5% of the issued share capital). The average acquisition price of the repurchased shares was € 33.57 per ordinary share. The total amount involved in the repurchase of ordinary shares, € 147 million (2001: € 160 million), was deducted from the item Other reserves in the balance sheet. The repurchased shares will be used for servicing management and personnel share option rights.

(9) EQUALIZATION ACCOUNT

balance at 31 December 2001	30
CHANGES:	
new claims	10
sale of DSM Petrochemicals	-4
released to the statement of income	-4
balance at 31 December 2002	32

(10) PROVISIONS

Provisions decreased by € 127 million. This is the net effect of the following changes.

	BALANCE AT 31 DECEMBER 2001	ADDITIONS CHARGED AGAINST THE PROFIT	WITHDRAWALS FOR INTENDED PURPOSES	EXCHANGE DIFFERENCES	CHANGES IN CONSOLIDATION	OTHER	BALANCE AT 31 DECEMBER 2002
pensions and other personnel costs	216	49	-100	-2	-6	-	157
deferred taxes	107	-	-	-1	-44	47	109
reorganization costs and severance payments	214	62	-137	-4	-5	43	173
environmental costs	108	-	-16	-1	-	-	91
commitments relating to non-consolidated participating interests	31	-	-	-4	-2	-9	16
other provisions	133	55	-52	-	-	-	136
total	809	166	-305	-12	-57	81	682

As a result of the deconsolidation of DSM Petrochemicals, provisions decreased by € 54 million.

The provisions that can be regarded as long term amounted to a total of € 399 million.

The changes under the heading 'Other' include amounts relating to transfers to and from other balance-sheet items.

The Provision for pensions and other personnel costs concerns, among other things, the pension commitments and early retirement schemes which the company has kept under its own control. In many countries, DSM offers its employees pension schemes. These schemes are geared to national legislation, local terms-of-employment practice and the economic situation of the country concerned. This implies that the nature of the schemes varies from one country to another. Most of these pension commitments have been placed with independent pension funds and life insurance companies and have been paid up. In some countries, DSM companies offer their retired employees additional allowances (mainly for medical expenses) besides pensions.

The Provision for deferred taxes relates to future fiscal liabilities resulting from, among other things, temporary differences between equity calculated on an economic basis and equity determined for tax purposes.

The withdrawal from the Provision for reorganization costs and severance payments concerns costs incurred in the restructuring of operating activities, in particular at DSM Fine Chemicals, DSM Pharmaceutical Products, DSM Anti-Infectives, DSM Food Specialties and DSM N.V.

The Provision for environmental costs relates to soil cleanup obligations, among other things.

Several items have been combined under Other provisions, for example provisions for obligations relating to the ongoing Operational Excellence programme, obligations ensuing from drilling platform decommissioning and site restoration and a provision for an onerous contract.

(11) LONG-TERM LIABILITIES

	2002	2001
debenture loans	1,231	1,361
private loans	103	161
other liabilities	3	11
total	1,337	1,533

This item includes an amount of € 1 million (31 December 2001: € 1 million) in loans that have been contracted by subsidiaries of DSM N.V. and subordinated to all debts that these subsidiaries owe to third parties.

DEBENTURE LOANS

	2002	2001
4.75% NLG loan 1994-2004	1	1
6.25% NLG loan 1996-2006	136	136
4.75% EUR loan 1998-2005	383	383
6.25% USD loan 1999-2004	144	171
6.75% USD loan 1999-2009	240	284
6.38% EUR loan 2000-2007	327	386
total	1,231	1,361

The 4.75% NLG loan 1994-2004 concerns the remaining subordinated convertible bonds issued by Gist-brocades. The effects of interest-rate risk management are described on page 74. The EUR loan contracted in 2000 was immediately swapped into dollars to hedge the dollar translation risk.

PRIVATE LOANS

	2002	2001
9.22% NLG loan 1990-2005	14	16
7.95% NLG loan 1993-2003	-	46
5.05% NLG loan 1998-2004	25	25
other loans	64	74
total	103	161

In agreements governing loans with a residual amount at year-end 2002 of € 1,330 million, of which € 50 million of a short-term nature (31 December 2001: € 1,488 million, of which € 21 million short term), clauses have been included which restrict the provision of securities. In addition, for private loans, an amount of € 2 million (31 December 2001: € 2 million) has been furnished in mortgage collateral.

At 31 December 2002, long-term liabilities to a total of € 265 million had a remaining term of more than 5 years. Of this amount, € 240 million related to debenture loans and € 25 million to private loans.

The schedule of repayment of long-term liabilities is as follows:

2004	182
2005	407
2006 and 2007	483
2008 through 2012	265
total	1,337

The repayments scheduled for 2003, totalling € 68 million, are included under Current liabilities.

Breakdown of long-term liabilities by currency:

	2002	2001
EUR	608	673
USD	708	839
CAD	15	13
JPY	5	7
other currencies	1	1
total	1,337	1,533

On balance, long-term liabilities decreased by € 196 million owing to the following changes:

balance at 31 December 2001	1,533
CHANGES	
loans taken up	14
transfer to current liabilities	-68
extra redemptions	-8
exchange differences	-132
other	-2
balance at 31 december 2002	1,337

The average effective interest rate on total long-term interest-bearing liabilities (including the part transferred to current liabilities at 31 December 2002 and including the interest rate and exchange rate instruments associated with the loans) amounted to 4.6% in 2002 (2001: 5.7%).

(12) CURRENT LIABILITIES

	2002	2001
CURRENT LIABILITIES, INTEREST-BEARING		
debenture loans and private loans	58	33
credit institutions	531	430
other liabilities	10	19
total	599	482

	2002	2001
CURRENT LIABILITIES, NON-INTEREST-BEARING		
received in advance on orders	15	27
suppliers and trade credits	596	776
notes and cheques due	7	6
owing to non-consolidated companies	55	18
taxes and social security contributions	80	103
pensions	8	9
other liabilities	208	285
deferred items	191	199
total	1,160	1,423

As a result of the deconsolidation of DSM Petrochemicals, non-interest-bearing current liabilities decreased by € 105 million.

COMMITMENTS NOT APPEARING ON THE BALANCE SHEET

	2002	2001
rents and operational lease	38	60
guarantee obligations on behalf of non-consolidated companies and third parties	145	144
outstanding orders for projects under construction	15	59
other	2	12
total	200	275

Most of the outstanding orders for projects under construction will be completed in 2003.

The commitments as regards rents and operational lease are spread as follows:

2003	8
2004	7
2005	4
2006 and 2007	6
after 2007	13
total	38

(13) NET SALES

Net sales comprises the income from the supply of goods and services to third parties less discounts and sales taxes.

In the year under review net sales of ongoing activities decreased by € 115 million (2%) compared with 2001. A breakdown of supplies and net sales is given below.

	SUPPLIES 2002	NET SALES 2002	%	SUPPLIES 2001	NET SALES 2001	%
ONGOING ACTIVITIES						
Life Science Products	2,240	2,168	38.5	2,304	2,237	38.9
Performance Materials	1,795	1,767	31.3	1,935	1,855	32.3
Industrial Chemicals	1,389	1,268	22.5	1,460	1,302	22.6
Other activities	437	433	7.7	373	357	6.2
intra-group supplies	-225	-		-321	-	
TOTAL NET SALES OF ONGOING ACTIVITIES	5,636	5,636	100.0	5,751	5,751	100.0
discontinued activities						
(DSM Petrochemicals)	1,124	1,029		2,476	2,219	
intra-group supplies	-95	-		-257	-	
total net sales	6,665	6,665		7,970	7,970	

The following is a geographical breakdown of net sales:

	2002	%	2001	%
BY ORIGIN				
ONGOING ACTIVITIES				
Europe	4,016	71	3,946	69
North America	1,109	20	1,268	22
other continents	511	9	537	9
TOTAL ONGOING ACTIVITIES	5,636	100	5,751	100
discontinued activities	1,029		2,219	
total	6.665		7.970	

	2002	%	2001	%
BY DESTINATION				
ONGOING ACTIVITIES				
Europe	3,111	55	3,141	55
North America	1,313	23	1,407	24
other continents	1,212	22	1,203	21
TOTAL ONGOING ACTIVITIES	5,636	100	5,751	100
discontinued activities	1,029		2,219	
total	6,665		7,970	

(14) OTHER OPERATING INCOME

	2002	2001
ONGOING ACTIVITIES		
change in inventories of semi-finished and finished products	-232	-102
own work capitalized	21	13
sundry	70	58
TOTAL, ONGOING ACTIVITIES	-141	-31
discontinued activities	3	39
total	-138	8

The item Change in inventories of semi-finished and finished products relates to the difference in value between opening and closing inventories.

Own work capitalized relates to internally generated fixed assets included under Operating costs.

Other operating income includes subsidies and book profits on the sale of assets. In 2001 this item included DSM's share in the net profit of Energie Beheer Nederland BV, which was divested at the end of 2001.

(15) AMORTIZATION AND DEPRECIATION

	2002	2001
ONGOING ACTIVITIES		
amortization and depreciation of intangible and tangible fixed assets	380	400
other changes in book value of intangible and tangible fixed assets	4	5
TOTAL, ONGOING ACTIVITIES*	384	405
discontinued activities	58	116
total	442	521
* of which amortization of goodwill	27	29

(16) OTHER OPERATING COSTS

	2002	2001
ONGOING ACTIVITIES		
raw materials and consumables	2,414	2,723
work subcontracted and other external expenses	1,152	1,112
wages and salaries	915	924
pension charges	62	30
other social charges	179	185
sundry	6	5
TOTAL, ONGOING ACTIVITIES	4,728	4,979
discontinued activities	907	1,957
total	5,635	6,936

R&D expenditure (not including DSM Petrochemicals) amounted to € 271 million (2001: € 273 million).

Wages and salaries relate to the following average workforce totals by cluster:

	2002	2001
ONGOING ACTIVITIES		
Life Science Products	9,404	10,060
Performance Materials	3,669	3,694
Industrial Chemicals	1,847	1,909
Other activities	3,428	3,629
TOTAL, ONGOING ACTIVITIES	18,348	19,292
discontinued activities (DSM Petrochemicals)	1,157	2,354
total	19,505	21,646

The workforces of proportionately consolidated joint ventures have been included in the above table on a proportionate basis. The 2002 figure for discontinued activities relates to the workforce in the first six months.

(17) BREAKDOWN OF OPERATING PROFIT

The table below shows a breakdown by cluster of the operating profit:

	2002	2001
ONGOING ACTIVITIES		
Life Science Products	232	230
Performance Materials	113	112
Industrial Chemicals	77	64
Other activities	-12	-41
operating profit before amortization of goodwill	410	365
amortization of goodwill	-27	-29
TOTAL, ONGOING ACTIVITIES	383	336
discontinued activities (EBN and DSM Petrochemicals)	67	185
total	450	521

(18) BALANCE OF FINANCIAL INCOME AND EXPENSE

	2002	2001
interest income	44	29
interest expense	-81	-127
other	23	1
total	-14	-97

An amount of € 13 million was deducted from interest expense (2001: € 10 million) in connection with the capitalization of interest expense during plant construction. The increase in capitalized interest during plant construction was due to an increase in the number of large, long-term investment projects. The main causes of the overall decrease in interest charges were the increase in financial income due to the investment of the revenues from the sale of DSM Petrochemicals and our stake in Energie Beheer Nederland and a lower interest rate.

(19) TAXES

The tax on the profit on ordinary activities amounted to € 84 million in 2002 (2001: € 69 million). The 2002 profit on extraordinary activities includes a tax benefit of € 60 million; in 2001 the profit on extraordinary activities included a tax benefit of € 118 million.

The profit on ordinary activities before taxation can be broken down as follows:

	2002	2001
the Netherlands	574	439
other countries	-138	-15
total	436	424

The tax on the profit on ordinary activities can be broken down as follows:

	2002	2001
the Netherlands	122	88
other countries	-38	-19
total	84	69

The relationship between the nominal tax rate on the profit on ordinary activities in the Netherlands and the effective tax rate is as follows:

in %	2002	2001
nominal tax rate in the Netherlands	34.5	35.0
TAX EFFECTS OF		
deviating rates	-15.0	-15.4
tax-exempt income and non-deductible expense	2.8	-1.0
other effects	-3.0	-2.3
effective tax rate	19.3	16.3

At 31 December 2002, there was an amount of € 18 million (2001: € 5 million) in tax losses for which no deferred tax assets had been posted in the accounts.

The deferred tax assets and liabilities relate to the following tax effects of temporary differences:

	2002		2001	
taxes to be refunded and tax losses carried forward	198		205	
provisions	65		3	
deferred tax assets		263		208
intangible and tangible fixed assets	6		-12	
other assets	95		123	
other liabilities	197		184	
deferred tax liabilities		298		295
DEFERRED TAX ASSETS MINUS DEFERRED TAX LIABILITIES		-35		-87
of which included in the balance sheet under:				
financial fixed assets		74		20
provisions		109		107

(20) EXTRAORDINARY PROFIT AFTER TAXATION

	2002		2001	
EXTRAORDINARY INCOME				
book profits on the sale of activities	929		1,233	
release of provisions and adjustment of valuation allowance	-		4	
other	-		0	
extraordinary income before taxation	929		1,237	
taxes	7		1	
extraordinary income after taxation		936		1,238
EXTRAORDINARY EXPENSE				
additions to provisions for reorganization costs and severance payments	-48		-99	
impairment of assets	-51		-117	
additions to other provisions	-49		-89	
other	-		-5	
extraordinary expense before taxation	-148		-310	
taxes	52		116	
extraordinary expense after taxation		-96		-194
taxation adjustment		-		1
total		840		1,045

The book profit earned on divestments in 2002 relates to the sale of the DSM Petrochemicals business group.

The additions to provisions for reorganization costs and severance payments related to expenses incurred in the demerger of DSM Petrochemicals.

The impairment of assets relates to DSM's stake in Evergreen Nylon Recycling, LLC, which was written down in view of a decline in the short-term and medium-term commercial and technological prospects for this business.

The additions to other provisions are made up of, among other things, post-demerger costs relating to the sale of DSM Petrochemicals and provisions for obligations relating to the ongoing Operational Excellence programme, in particular for projects in Information and Communication Technology.

(21) FINANCIAL INSTRUMENTS

GENERAL

DSM's treasury policy is the responsibility of the corporate treasurer. The central treasury function is responsible for the financing of the activities of the Group and its units as well as for cash management and the management of currency-exchange risks, interest-rate risks and credit risks. DSM has in place stringent rules and internal procedures and a set of market-related benchmarks for these activities and has taken special organizational measures to ensure they are carried out properly and to optimize the results.

In managing its financial assets and liabilities DSM uses derivative instruments to manage all currency-exchange and interest-rate risks relating to normal business operation. DSM's policy is aimed at minimizing the effects of exchange-rate and interest-rate fluctuations on its results in the short term and following the market exchange rates and interest rates in the long term.

CASH

At DSM cash management is carried out centrally insofar as this is possible. To this end, in the major countries use is made of cash pools operating mainly via zero-balancing agreements. DSM has three confirmed credit facilities, two amounting to a total of $ 600 million (2001: $ 600 million) and one amounting to € 300 million (2001: € 300 million), and two Commercial Paper programmes, one amounting to € 900 million (2001: € 500 million) and the other amounting to $ 400 million (2001: $ 400 million). The company will use the Commercial Paper Programmes to a total of at most € 900 million. The company uses currency swaps to optimize the interest charges arising from current liabilities and deposits in foreign currencies.

FOREIGN CURRENCY RISKS

DSM's policy with regard to foreign currency risks exclusively focuses on the cash flows from ordinary activities. This implies that currency instruments are used only on the basis of underlying positions. This means that all foreign currency risks are fully hedged. DSM uses forward exchange contracts, spot contracts and, to a limited extent, currency options to limit currency-exchange risks.

The risks that arise from the translation of DSM's net investment in participating interests, which risks together form the so-called translation exposure, have to a large extent been hedged by long-term dollar-denominated loans and other financial instruments. The reason for this is the substantial increase in dollar-denominated net investments in consolidated and non-consolidated companies at the end of 2000.

INTEREST-RATE RISKS

DSM's interest-rate risk policy is focused exclusively on cash flows from ordinary activities. This implies that interest-rate instruments are applied only on the basis of underlying positions. This policy translates into a certain desired profile of fixed-interest and variable-interest positions, with the variable-interest position not being allowed to exceed 60% of net debt. DSM manages interest-rate risks by means of interest-rate swaps and, to a limited extent, the purchase of interest-rate options.

CREDIT RISK

DSM limits the credit risk to which it is exposed due to the use of financial instruments by using credit limits per party and per country and by concluding contracts exclusively with parties that have a high credit rating.

FORWARD EXCHANGE CONTRACTS*

	31 December 2002		31 December 2001	
	Book value	Market value	Book value	Market value
on the basis of underlying positions	16	16	-4	-5

* included in the balance sheet under Deferred items.

LOANS

	31 December 2002 Book value	31 December 2002 Market value	31 December 2001 Book value	31 December 2001 Market value
long-term loans (including loans < 1 year)	1,405	1,580	1,585	1,681
interest-rate instruments relating to long-term loans	-	-125	-	-36
short-term loans	531	531	430	430
interest-rate instruments relating to short-term loans	-	-	-	-
total	1,936	1,986	2,015	2,075

The contract value of the currency instruments at the balance sheet date was € 450 million (2001: € 660 million). On 31 December 2002, the contract value of the interest-rate instruments relating to long-term loans was € 1,519 million (2001: € 1,476 million). No contracts covering interest-rate instruments relating to short-term loans were outstanding in 2002 (same as in 2001).

(22) NOTES TO THE STATEMENT OF CASH FLOWS

The Statement of cash flows is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, revaluations and transfers to other balance-sheet items, are eliminated.

Changes in working capital due to the acquisition or sale of consolidated companies are included under Investing activities.

Most of the changes in the Statement of cash flows can be traced back to the detailed statements of changes for the balance-sheet items concerned.

For those balance-sheet items for which no detailed statement of changes is included, the table below shows the link between the change according to the balance sheet and the change according to the Statement of cash flows:

	Working capital	Provisions	Interest-bearing debt
balance at year-end 2001	1,562	809	2,015
balance at year-end 2002	1,223	682	1,936
balance-sheet change	-339	-127	-79
ADJUSTMENTS			
exchange differences	96	12	150
changes in consolidation	213	57	645
transfers, etc.	20	-81	-
adjusted balance-sheet change	-10	-139	716
change in cash flow	10	-139	716

The cash-flow change relating to the working capital can be broken down as follows:

	2002	2001
inventories	-48	100
receivables	161	147
non-interest-bearing current liabilities	-103	-305
total	10	-58

DSM N.V. BALANCE SHEET

ASSETS x € million

		31 DECEMBER 2002		31 DECEMBER 2001
FIXED ASSETS				
tangible fixed assets [1]	23		26	
financial fixed assets [2]	6,446		3,765	
		6,469		3,791
CURRENT ASSETS				
receivables [3]	1,109		3,052	
cash	51		0	
		1,160		3,052
total		7,629		6,843

SHAREHOLDERS' EQUITY AND LIABILITIES x € million

		31 DECEMBER 2002		31 DECEMBER 2001
SHAREHOLDERS' EQUITY [4]				
share capital	370		370	
share premium account	548		548	
other reserves	4,224		3,321	
		5,142		4,239
provisions [5]		176		140
long-term liabilities [6]		1,281		1,468
current liabilities, interest-bearing [7]		549		385
current liabilities, non-interest-bearing [7]		481		611
total		7,629		6,843

DSM N.V. STATEMENT OF INCOME

x € million	2002	2001
profit of consolidated and non-consolidated companies (after taxation)	371	305
other profits	817	1,110
net profit	1,188	1,415
net profit	1,188	1,415
dividend on cumulative preference shares	-22	-22
net profit available to holders of ordinary shares	1,166	1,393

NOTES TO THE DSM N.V. BALANCE SHEET

GENERAL

Unless stated otherwise, all amounts are in € million.

DSM's accounting policies and the methods used for the determination of results are explained on pages 52 and 53.

(1) TANGIBLE FIXED ASSETS

This item mainly relates to land and buildings and corporate IT projects. Capital expenditure in 2002 amounted to € 2 million, while the depreciation charge in 2002 was € 4 million. The cost of tangible fixed assets as at 31 December 2002 was € 54 million; accumulated depreciation amounted to € 31 million.

(2) FINANCIAL FIXED ASSETS

	TOTAL	CONSOLIDATED COMPANIES		NON-CONSOLIDATED COMPANIES	DEFERRED TAX ASSETS
		SHARE IN EQUITY	LOANS	SHARE IN EQUITY	
balance at 31 December 2001	3,765	2,883	877	5	-
CHANGES					
share in profit	474	474	-	-	-
dividends	-68	-68	-	-	-
capital payments	964	963	-	1	-
loans granted	823	-	823	-	-
intra-group transactions	715	716	-	-1	-
exchange differences	-241	-10	-231	-	-
transfer to current receivables	-60	-	-60	-	-
other	74	-	35	-	39
balance at 31 December 2002	6,446	4,958	1,444	5	39

(3) RECEIVABLES

	2002	2001
receivables from consolidated companies	1,056	2,972
receivables from non-consolidated companies	0	10
other receivables	53	70
total	1,109	3,052

(4) SHAREHOLDERS' EQUITY

For an elucidation of Shareholders' equity see the notes to the consolidated financial statements on page 62.

LEGAL RESERVE FOR RETAINED PROFITS

Since the profits retained in DSM N.V.'s consolidated and non-consolidated companies can be distributed, and received in the Netherlands, without restriction, no Legal reserve for retained profits is required.

(5) PROVISIONS

This item can be broken down as follows:

	2002	2001
pensions and other personnel costs	5	2
deferred taxation	-	6
reorganization costs	40	6
environmental costs	78	90
other provisions	53	36
total	176	140

(6) LONG-TERM LIABILITIES

This item relates entirely to debenture loans and private loans. Of the total amount of long-term liabilities outstanding at 31 December 2002, € 240 million had a remaining term of more than five years.

The repayment schedule for long-term liabilities is as follows:

2004	172
2005	400
2006 and 2007	469
2008 through 2012	240
total	1,281

The repayments scheduled for 2003 are included under Current liabilities.

In agreements governing loans with a residual amount at year-end 2002 of € 1,330 million, of which € 50 million of a short-term nature (31 December 2001: € 1,488 million, of which € 21 million short term), clauses have been included which restrict the provision of securities.

(7) CURRENT LIABILITIES

	2002	2001
CURRENT LIABILITIES, INTEREST-BEARING		
debenture loans and private loans	50	21
credit institutions	499	364
total	549	385

	2002	2001
CURRENT LIABILITIES, NON-INTEREST-BEARING		
owing to consolidated companies	409	523
taxes and social security contributions	0	1
other liabilities	62	79
deferred items	10	8
total	481	611

COMMITMENTS NOT APPEARING ON THE BALANCE SHEET

Guarantee obligations on behalf of affiliated companies and third parties amounted to € 148 million (31 December 2001: € 146 million). Other commitments not appearing on the balance sheet amounted to zero (same as in 2001). DSM N.V. has declared in writing that it accepts several liability for debts arising from acts-in-law of a number of consolidated companies. These debts are included in the consolidated balance sheet.

WORKFORCE

In 2002 DSM N.V. employed on average 5 people (2001: 5).

REMUNERATION OF MEMBERS OF THE MANAGING BOARD AND THE SUPERVISORY BOARD OF DSM N.V.

In the financial year under review, the remuneration (including pension costs and other commitments) of persons who were on the Managing Board of DSM N.V. in 2002 amounted to € 3.1 million (2001: € 3.4 million). In 2002 the average number of Managing Board members employed by DSM N.V. was 5 (2001: 5). The remuneration of former members of the Managing Board amounted to zero (the same as in 2001).

Members of the Supervisory Board received a fixed remuneration totalling € 0.3 million (2001: € 0.3 million).

Heerlen, 7 February 2003

MANAGING BOARD,
Peter Elverding
Jan Zuidam
Jan Dopper
Henk van Dalen
Feike Sijbesma

Heerlen, 11 February 2003

SUPERVISORY BOARD,
Cor Herkströter
Henk Bodt
Ad Geers
Okko Müller
Enrique Sosa
Johan Stekelenburg
Cees van Woudenberg

OTHER INFORMATION

AUDITOR'S REPORT

INTRODUCTION
We have audited the 2002 Financial Statements of DSM N.V. Heerlen. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

SCOPE
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the Financial Statements give a true and fair view of the financial position of the company as at 31 December 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Heerlen, 11 February 2003

Ernst & Young Accountants

PROFIT APPROPRIATION

According to Article 32 of the DSM N.V. Articles of Association and with the approval of the Supervisory Board of Directors, every year the Managing Board of Directors determines the portion of the net profit to be appropriated to the reserves. From the subsequent balance of the net profit, dividend is first distributed on the cumulative preference shares B. At the end of 2002 no cumprefs B were in issue. Subsequently, a 6.78% dividend is distributed on the cumulative preference shares A, if possible, based on a share price of € 10.59 per cumulative preference share A. The dividend on the cumulative preference shares C based on a value of € 3.03 has been fixed at € 0.18 per cumpref C per year and is based on a dividend percentage of 5.82%. The profits remaining after distribution of these dividends will be distributed as dividend on the ordinary shares.
It has been proposed to appropriate the net profit as follows:

x € million	2002	2001
dividend on cumprefs A and C	22	22
interim dividend on ordinary shares	59	59
final dividend payable on ordinary shares	118	118
to be added to the reserves	989	1,216
net profit	1,188	1,415

The proposed dividend on ordinary shares for the year 2002 amounts to € 1.75 per share. This dividend corresponds to about 23% of the profit on ordinary activities after taxation (€ 349 million) plus depreciation and amortization (€ 442 million) minus the dividend paid to holders of cumulative preference shares (€ 22 million). An interim dividend of € 0.58 per ordinary share having been paid in August 2002, the final dividend will amount to € 1.17 per ordinary share.

SPECIAL STATUTORY RIGHTS

DSM PREFERENCE SHARES FOUNDATION
The DSM Preference Shares Foundation was established in 1989.

By virtue of DSM's Articles of Association, 187,500,000 preference shares B can be issued. Shares thus issued can be placed with the Foundation in order to provide protection against a hostile takeover bid.

The DSM Preference Shares Foundation and DSM have concluded agreements on the placement of preference shares B and an option on such shares. Under these agreements, the Foundation is obliged to take preference shares B in DSM's capital or has the right to acquire such shares to a maximum corresponding to 100% of the capital issued in any form other than preference shares B, less one.

The Foundation acquired no preference shares B in 2002.

On 31 December 2002 the Foundation Committee was composed as follows:
Floris Maljers, chairman
Maarten van Veen, vice-chairman
Bas Kortmann

The Foundation Committee

DECLARATION OF INDEPENDENCE
The DSM Managing Board and the Foundation Committee hereby declare that, according to their joint assessment, the DSM Preference Shares Foundation meets the independence requirements laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam N.V.

The Managing Board of DSM N.V.
The Foundation Committee

DSM VISION 2005 BV AND DSM VISION 2005 PRIORITY FOUNDATION
In 2002, DSM Vision 2005 BV and the DSM Vision 2005 Priority Foundation were established. DSM has entrusted the revenues from the sale of DSM's petrochemical activities, as well as the financial resources that became available in 2001 following the sale of DSM's interest in Energie Beheer Nederland BV, to its subsidiary DSM Vision 2005 BV. This company was set up to manage these revenues and their use for the implementation of the Vision 2005 strategy.

DSM Vision 2005 BV has issued a single priority share to the DSM Vision 2005 Priority Foundation. A number of decisions by the company, including decisions on the use of the financial resources that it manages, require the approval of the Priority Foundation. The only criterion to be used by the Priority Foundation in assessing the proposed decisions is whether they are compatible with the *Vision 2005: Focus and Value* strategy.

With effect from 31 December 2002, the Board of the DSM Vision 2005 Priority Foundation consists of the following people, all of whom are currently members of the Managing Board or the Supervisory Board of DSM N.V.:

Peter Elverding, chairman
Cor Herkströter, deputy chairman
Henk van Dalen
Jan Zuidam
Henk Bodt
Okko Müller

GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at the DSM head office in Heerlen (Netherlands) on Wednesday, 2 April 2003 at 14.00 hours.

IMPORTANT DATES

Ex-dividend: Friday, 4 April 2003
Publication of first-quarter results: Monday, 28 April 2003
Publication of second-quarter results: Friday, 25 July 2003
Publication of third-quarter results: Monday, 27 October 2003
Annual figures 2003: Wednesday, 11 February 2004
Annual General Meeting: Wednesday, 31 March 2004

QUARTERLY FINANCIAL DATA

x € million	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	YEAR
2002					
net sales, ongoing activities	1,360	1,428	1,394	1,454	5,636
net sales, discontinued activities	471	558	-	-	1,029
operating profit plus depreciation and amortization, ongoing activities	180	194	200	193	767
operating profit plus depreciation and amortization, discontinued activities	42	83	-	-	125
operating profit, ongoing activities	81	102	104	96	383
operating profit, discontinued activities	12	55	-	-	67
total operating profit	93	157	104	96	450
balance of financial income and expense	-8	-11	1	4	-14
profit on ordinary activities before taxation	85	146	105	100	436
tax on profit on ordinary activities	-15	-27	-19	-23	-84
profit of non-consolidated companies	-2	1	1	-3	-3
profit on ordinary activities after taxation	68	120	87	74	349
extraordinary profit after taxation	-	840	-	-	840
group profit after taxation	68	960	87	74	1,189
minority interests' share in profit	0	-1	1	-1	-1
net profit	68	959	88	73	1,188
per ordinary share in €					
profit on ordinary activities after taxation	0.65	1.18	0.85	0.70	3.38
net profit	0.65	9.88	0.86	0.69	12.08

x € million	1st QUARTER	2nd QUARTER	3rd QUARTER	4th QUARTER	YEAR
2001					
net sales, ongoing activities	1,501	1,463	1,401	1,386	5,751
net sales, discontinued activities	624	624	533	438	2,219
operating profit plus depreciation and amortization, ongoing activities	203	192	197	149	741
operating profit plus depreciation and amortization, discontinued activities	86	87	64	64	301
operating profit, ongoing activities	100	91	96	49	336
operating profit, discontinued activities	59	59	34	33	185
total operating profit	159	150	130	82	521
balance of financial income and expense	-28	-26	-24	-19	-97
profit on ordinary activities before taxation	131	124	106	63	424
tax on profit on ordinary activities	-33	-23	-8	-5	-69
profit of non-consolidated companies	8	5	3	-2	14
profit on ordinary activities after taxation	106	106	101	56	369
extraordinary profit after taxation	70	-	-	975	1,045
group profit after taxation	176	106	101	1,031	1,414
minority interests' share in profit	1	0	0	0	1
net profit	177	106	101	1.031	1,415
per ordinary share in €					
profit on ordinary activities after taxation	1.05	1.04	0.99	0.53	3.61
net profit	1.79	1.05	0.99	10.67	14.50

DSM FIGURES: TEN-YEAR SUMMARY*

BALANCE SHEET

x € million	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
intangible fixed assets	462	594	75	82	69	94	43	25	19	24
tangible fixed assets	2,885	3,607	3,130	2,971	2,861	2,355	2,408	2,043	2,121	2,364
financial fixed assets	292	241	1,326	425	450	295	261	286	305	289
fixed assets	3,639	4,442	4,531	3,478	3,380	2,744	2,712	2,354	2,445	2,677
inventories	944	1,171	1,224	1,080	979	819	754	612	580	558
receivables	1,439	1,814	1,888	1,590	1,338	1,144	1,087	886	992	974
securities	2,014	-	-	-	-	96	-	-	-	-
cash	960	1,148	204	159	163	362	189	708	298	359
current assets	5,357	4,133	3,316	2,829	2,480	2,421	2,030	2,206	1,870	1,891
total assets	8,996	8,575	7,847	6,307	5,860	5,165	4,742	4,560	4,315	4,568
shareholders' equity	5,142	4,239	3,040	2,507	2,210	2,472	2,241	2,343	1,987	1,856
minority interests' share	44	59	30	28	28	76	79	24	20	32
group equity	5,186	4,298	3,070	2,535	2,238	2,548	2,320	2,367	2,007	1,888
equalization account investment grants	32	30	27	25	29	28	38	48	64	83
provisions	682	809	857	760	721	734	716	691	637	681
long-term liabilities	1,337	1,533	1,482	1,071	838	581	655	518	723	981
current liabilities:										
– interest-bearing	599	482	870	461	781	125	101	191	90	231
– non-interest-bearing	1,160	1,423	1,541	1,455	1,253	1,149	912	745	794	704
total group equity and liabilities	8,996	8,575	7,847	6,307	5,860	5,165	4,742	4,560	4,315	4,568
capital employed	4,570	5,763	4,776	4,268	3,995	3,263	3,380	2,821	2,918	3,216
capital expenditure:										
– intangible and tangible fixed assets	503	652	615	647	585	458	484	345	168	312
– participating interests and other securities	33	-	889	2	1.351	121	259	13	36	25
divestments:										
– intangible and tangible fixed assets	38	17	6	19	12	52	8	21	64	13
– participating interests and other securities	1,999	1,448	28	185	101	39	43	69	13	80
amortization and depreciation	442	521	503	458	470	403	341	319	363	338
net debt	-1,038	867	2,148	1,373	1,457	344	567	1	515	853
ratios:										
– net sales / average capital employed	1.29	1.41	1.77	1.53	1.59	1.69	1.50	1.55	1.33	1.11
– current assets / current liabilities	3.05	2.17	1.38	1.48	1.22	1.90	2.00	2.36	2.12	2.02
– group equity/ total assets	0.58	0.50	0.39	0.40	0.38	0.49	0.49	0.52	0.47	0.41
– net debt / group equity plus net debt	-0.25	0.17	0.41	0.35	0.39	0.12	0.20	0.00	0.20	0.31

* The figures for the years since 2000 were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for. The figures for 2002 are influenced by the sale of DSM Petrochemicals.

STATEMENT OF INCOME

x € million	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
net sales	6,665	7,970	8,090	6,333	6,361	5,629	4,657	4,457	4,074	3,648
change compared with previous year (%)	-16	-1	28	-0	13	21	4	9	12	-10
operating profit plus depreciation and amortization (EBITDA)	892	1,042	1,254	1,012	1,056	948	794	1,010	643	297
operating profit plus amortization of goodwill (EBITA)	477	550								
operating profit (EBIT)	450	521	751	554	586	545	453	691	280	-41
balance of financial income and expense	-14	-97	-57	-69	-71	-33	-27	-27	-66	-61
tax on profit on ordinary activities	-84	-69	-171	-118	-108	-149	-119	-213	-10	57
profit of non-consolidated companies	-3	14	48	15	19	34	24	36	35	19
profit on ordinary activities after taxation	349	369	571	382	426	397	331	487	239	-26
extraordinary profit after taxation	840	1,045	10	-13	-9	-2	-2	-1	3	-26
group profit after taxation	1,189	1,414	581	369	417	395	329	486	242	-52
minority interests' share in profit	-1	1	-1	2	-2	-	-2	-	-1	-2
net profit	1,188	1,415	580	371	415	395	327	486	241	-54
dividend on cumulative preference shares	-22	-22	-22	-19	-16	-16	-13			
net profit available to holders of ordinary shares	1,166	1,393	558	352	399	379	314			
workforce at 31 December (x 1,000)	18	22	22	22	23	18	18	17	19	21
wages and salaries (€ million)	1,217	1,251	1,191	1,145	1,122	883	824	761	779	818
percentage ratios:										
- EBIT / net sales	6.8	6.5	9.3	8.7	9.2	9.7	9.7	15.5	6.9	-1.1
- EBIT / average capital employed (ROI)	8.7	9.2	16.4	13.4	14.7	16.4	14.6	24.1	9.1	-1.3
- net profit / average shareholders' equity available to holders of ordinary shares	26.8	42.3	22.5	17.4	19.3	17.9	14.4	22.4	12.6	-2.8
EBITDA / balance of financial income and expense	63.7	10.7	22.0	14.7	14.9	28.7	29.2	38.4	9.7	4.9
dividend (€ million)	199	199	199	172	165	148	131	111	98	25

INFORMATION ABOUT ORDINARY DSM SHARES

per ordinary share in € [1]	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
profit on ordinary activities after taxation	3.38	3.61	5.71	3.74	4.11	4.37	3.49	4.49	2.21	-0.24
net profit	12.08	14.50	5.80	3.63	4.00	4.34	3.44	4.48	2.23	-0.49
cash flow	16.67	19.92	11.03	8.35	8.70	8.97	7.18	7.42	5.59	2.63
shareholders' equity [2]	49.64	40.49	28.06	22.23	19.54	26.05	23.05	21.58	18.31	17.17
dividend	1.75	1.75	1.75	1.52	1.51	1.51	1.36	1.21	0.91	0.23
– interim dividend	0.58	0.58	0.51	0.51	0.51	0.45	0.40	0.30	0.08	-
– final dividend	1.17	1.17	1.24	1.01	1.00	1.06	0.96	0.91	0.83	0.23
pay-out as % of net profit on ordinary activities after taxation [3]	54%	51%	32%	42%	36%	35%	37%	23%	41%	n.a.
pay-out as % of net profit	15%	13%	32%	43%	37%	35%	38%	23%	41%	n.a.
dividend yield [4]	3.9%	4.5%	5.1%	4.6%	5.2%	5.3%	5.7%	6.1%	4.5%	1.7%
SHARE PRICES ON EURONEXT AMSTERDAM										
highest price	51.25	45.15	40.10	42.08	33.79	36.00	27.44	22.37	23.67	16.52
lowest price	37.90	28.80	30.00	23.87	20.87	24.28	19.66	17.62	15.97	10.04
at 31 December	43.38	41.01	37.31	39.80	27.00	28.01	25.77	19.97	20.86	16.12
NUMBER OF ORDINARY SHARES OUTSTANDING (x 1,000)										
at 31 December	96,589	96,146	95,990	97,186	96,546	85,938	87,158	108,587	108,538	108,053
average	96,468	96,090	96,160	97,010	99,763	87,209	91,269	108,560	108,285	108,053
DAILY TRADING VOLUMES ON EURONEXT AMSTERDAM (DOUBLE COUNT) x 1,000 SHARES [5]										
average	517	1,086	857	1,048	810	1,017	1,032	795	753	690
lowest	70	47	161	61	96	33	135	102	111	90
highest	1,932	5,538	6,668	8,073	3,162	5,040	11,778	3,588	3,501	2,871

1 In the figures per ordinary share the amounts available to holders of cumulative preference shares are deducted from the profit and the shareholders' equity.

2 The figures since 2000 were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for.

3 The total pay-out, including the dividend on cumulative preference shares, amounted to 57% in 2002, 54% in 2001, 35% in 2000, 45% in 1999, 39% in 1998, 37% in 1997 and 40% in 1996.

4 The calculation of the dividend yield is based on the average price of an ordinary DSM share in the year under review.

5 Up to and including 2001 double count, from 2002 onwards single count.

EXPLANATION OF SOME FINANCIAL CONCEPTS AND RATIOS

GENERAL

- In calculating financial profitability ratios use is made of the average of the opening and closing values of balance-sheet items in the year under review.
- The financial indicators per ordinary share are calculated on the basis of the average number of ordinary shares outstanding (average daily number). In calculating shareholders' equity per ordinary share, however, the number of shares outstanding at year-end is used.
- In calculating the figures per ordinary share and the "net profit as a percentage of average shareholders' equity available to holders of ordinary shares", the amounts available to the holders of cumulative preference shares are deducted from the profits and from shareholders' equity.

DEFINITIONS

CAPITAL EMPLOYED
The total of the book value of intangible and tangible fixed assets, inventories and receivables, less interest-free current liabilities.

CAPITAL EXPENDITURE
This includes all investments in intangible and tangible fixed assets as well as the acquisition of participating interests and other securities.

DIVESTMENTS
This includes the divestment of intangible and tangible fixed assets as well as the sale of participating interests and other securities.

NET DEBT
The total of long-term liabilities and interest-bearing current liabilities less securities and cash.

ROI (RETURN ON INVESTMENT)
The operating profit as a percentage of the average capital employed.

TOTAL SHAREHOLDER RETURN (TSR)
Total Shareholder Return is capital gain plus dividends.

INDEX

DSM ORGANIZATION CHART

MARCH 2003

DSM


CORPORATE SECRETARIAT
Paul Fuchs
CORPORATE OPERATIONAL AUDIT
Henk Jacobs
Peter Elverding
CHAIRMAN
Jan Zuidam
DEPUTY CHAIRMAN
DSM N.V. MANAGING BOAR
ENERGIE BEHEER NEDERLAND
Rob Atsma
DSM FINE CHEMICALS
Jo Scholz
DSM PHARMACEUTICAL PRODUCTS
Henk Numan
DSM ANTI-INFECTIVES
Nico Gerardu
DSM FOOD SPECIALTIES
Bob Hartmayer
DSM BAKERY INGREDIENTS
Bert Jongejan
LIFE SCIENCE PRODUCTS
DSM ELASTOMERS
Ben van Kooten
DSM ENGINEERING PLASTICS
Jos Goessens
PERFORMANCE MATERIALS

D OF DIRECTORS

Jan Dopper

Henk van Dalen

Feike Sijbesma

CORPORATE STAFF DEPARTMENTS

FINANCE & ECONOMICS
Arnold Gratama van Andel

HUMAN RESOURCES
Ben van Dijk

PLANNING & DEVELOPMENT
Hein Schreuder

RESEARCH
Emmo Meijer

LEGAL AFFAIRS
Pieter de Haan

COMMUNICATIONS
John McLaren

SAFETY, HEALTH, ENVIRONMENT & MANUFACTURING
John Prooi

ICT
Jo van den Hanenberg

DSM COATING RESINS
Bernard van Schaik

DSM COMPOSITE RESINS
Jos Schneiders

INDUSTRIAL CHEMICALS

DSM FIBRE INTERMEDIATES
Dick Venderbos

DSM MELAMINE
Hans Dijkman

DSM AGRO
Don Verstegen

DSM ENERGY
Frank Choufoer

OTHER ACTIVITIES

DSM VENTURING & BUSINESS DEVELOPMENT
Paul Hamm

DSM INDUSTRIAL SERVICES
Frans Pistorius

STAMICARBON

PARTICIPATIONS

DSM

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ANNUAL REPORT

Copies of this report (which is also available in the original Dutch version) can be ordered by phone (+31 6 51921128) or e-mail (ORDER@SERVICEBUREAU.NL).

INTERNET

The information contained in this annual report is also available via DSM's website: WWW.DSM.COM. You can view the annual report online and print parts of it.

INFORMATION

Our other publications and sources of information are:

- Internet: WWW.DSM.COM
- Triple P Report 2002
- Business Value (bulletin for private investors)

ADDRESSES

Institutional and private investors and financial analysts should contact:

DSM, Investor Relations, P.O. Box 6500, 6401 JH Heerlen, The Netherlands
tel. +31 45-5782477, fax +31 45-5713741
INVESTOR.RELATIONS@DSM.COM

Those who are interested in DSM in general should contact:

DSM, Corporate Communications, P.O. Box 6500, 6401 JH Heerlen,
The Netherlands
tel. +31 45-5782424, fax +31 45-5740680
MEDIA.RELATIONS@DSM.COM

COLOPHONE

Production:
DSM, Corporate Communications
DSM, Communications Support Center



DSM

DSM TRIPLE P REPORT 2002

PEOPLE, PLANET, PROFIT



Unlimited. DSM

1953–1962

New coke plant Emma 2 starts operations after three years of construction. First gas from Dutch State Mines supplied to the province of Zeeland. [illegible] start to the building of a polyethylene plant. Production of urea, later the raw material for melamine, [illegible] [illegible] the Geleen Nitrogen [illegible] plant, to [illegible] [illegible] operations in Geleen [illegible]. First production of high-pressure polyethylene (1959). Phenol plant built with Dow Chemical in Botlek area near Rotterdam. Naphtha [illegible] cracking installation for light [illegible] at Zuid site [illegible] [illegible] introduction of [illegible] [illegible] scheme. Start of five-day working week (1961). Workforce in 1962: 39,146.

1963–1972

State Mines takes stake in the Netherlands' Gasunie with the state, Shell and Esso. Cooperation with Columbia Nitrogen Corporation in Augusta (US) for production of [illegible]. Subsequent set up for [illegible] production of phenol, the raw material for caprolactam. Construction starts on the [illegible] part of Geleen site. New [illegible] recruited from southern Europe and Africa. Construction (1965) of caprolactam plant in Flixborough (UK). Second [illegible] facility [illegible] in Augusta for production of caprolactam. Mine closures announced in [illegible] December 1965. Start of closure (1966) of Maurits mine in Geleen. A lot of changes in personnel and retraining due to mine closures and conducting [illegible] [illegible] region. DSM transforms into a public limited company (1967). [illegible] [illegible] processing in the US. End of coke production and coke oven gas recovery. Acrylonitrile plant [illegible] Geleen starts production. [illegible] coal extracted from [illegible] mine on 1 August 1969. Construction starts on a plant for the production of [illegible] raw material of PVC [illegible] [illegible] (Belgium). Appointment of first working groups [illegible] environmental protection. Workforce in 1972: [illegible].

1973–1982

DSM starts [illegible] materials [illegible] [illegible] [illegible] [illegible] meeting of the Central Works Council. Formation of corporate safety [illegible] department. Creation of pension fund. [illegible] [illegible] [illegible] DSM [illegible] annual report. Explosion in [illegible] in May 1975: 14 people killed. Foundation of DSM [illegible] BV [illegible] [illegible] tion system for staff of DSM [illegible] integrated [illegible] [illegible] naphtha cracker 4 at Zuid site. DSM celebrates 75th anniversary. Production of [illegible] [illegible] [illegible] starts [illegible] (1978). Introduction (1979) of the last [illegible] scheme in the Netherlands [illegible] [illegible] industry. Closure of caprolactam plant Nypro in the UK. [illegible] [illegible] [illegible] (1981). DSM [illegible] [illegible] [illegible]. First [illegible] plant at subsidiary Rekö commences operation. [illegible] [illegible] first [illegible] company [illegible] [illegible] [illegible] DSM. Workforce in 1982: [illegible].

1983–1992

Resins division is created from DSM Synres and Unilever's Urachem. Rekö, part of Carrier Group, starts recycling of Polyethylene Terephthalate (PET) bottles. Start of construction of aspartame plant. DSM pulls out of the construction industry. Acquisition of Sava (Italy) and Freeman UK. Works council of DSM Limburg BV celebrates its fortieth anniversary. DSM acquires Andeno from Océ (1987). Holland Sweetener Company, a joint venture with Tosoh of Japan, starts production of sweetener aspartame. DSM shares listed on the stock exchange (1989) [illegible] [illegible] from ordinary activities tops NLG 1 billion for the first time. Acquisition of Copolymer Rubber and Chemical Corporation in Baton Rouge, USA. Completion of largest soil remediation project in DSM's history: the Maurits landfill site in Geleen between Maurits complex and the Noord site. Start (1990) of first Dyneema plant. Start of production of Stanyl and formation of Elastomers division. Explosion (1991) at DSM in Rotterdam: seven fatalities. Acquisition of ACI Chemie. First DSM Safety Award, an internal prize for excellence in the area of safety, awarded to the low pressure polyethylene plants of the Polymers division. Start (1992) of the strategic project Concern 2000. Major restructuring and significant job cuts. Workforce in 1992: 22,361.

1993–2002

DSM Engineering Plastics and DSM Resins are restructured. DSM closes 1993 with a loss. Introduction of new organizational structure with the abolition of divisions and creation of business groups (1995). DSM's Responsible Care Progress Report for 1995 [illegible] in the Netherlands. DSM and Gist-brocades form Chemferm in 50-50 joint venture. Acquisition of [illegible] [illegible] and DAS: Structural Resins. In 1997 Vestolen is purchased from Veba and Carbide is sold to Rubbermaid. Acquisition of Gist-brocades Delft (1998). [illegible] & Care Centre at Noord site. Opening of carpet recycling plant in Augusta (USA), a partnership with Honeywell. Announcement of Vision 2005: Focus & Value. DSM acquires Catalytica (2001). DSM Engineering Plastic Products is sold to Quadrant in Switzerland. DSM Petrochemicals is sold to the Saudi company SABIC (2002). DSM celebrates its 100th anniversary, a breakfast is organized for all employees around the world. The Dream Action is launched and several events are organized for staff members. Her Majesty Queen Beatrix of the Netherlands attends Dream Award ceremony. DSM is given the 'Royal' Certification has been produced for half a century in the Netherlands, Stanyl for forty years in the USA. Announcement of the acquisition of the vitamins, carotenoids and fine chemicals business of Roche. Workforce in 2002: 18,375.



1902–1912

[illegible]

1913–1922

[illegible] DSM's first workers from abroad. [illegible] the Maurits mine in Geleen. [illegible]

1923–1932

First coal is extracted from the Maurits mine. Creation of the housing association Ons Best in association with the private mining [illegible]. Up to and including 1926 the Dutch government invested a total of 73 million guilders in capital in the state mining company and had made a profit of almost 24 million guilders. [illegible] (1927) and a detailed annual report about staff and safety. Introduction of sheltered workshop for disabled miners. Establishment of Dutch State Mines' gas distribution company and at the end of 1928 start of construction of nitrogen fixation plant, the second step on the way to movement in [illegible]. Disaster in [illegible] mine with thirteen dead (1928). [illegible] workers [illegible] to create [illegible] of the workers [illegible] Dutch State Mines. Nitrogen fixation plant produces its first [illegible] the Dutch fertilizer industry. [illegible] workers [illegible] 24,105.

1933–1942

Transshipment depot for coal for household fuel from Wilhelmina mine opens in Born. Establishment of gas distribution company Limburgse Maatschappij voor Gasdistributie (Limagas). Construction of Stamicarbon completed. First courses to train mechanics, lathe operators, fitters and electricians. Expansion of ammonia plant at Geleen site. Construction of [illegible]. Minimum age for working underground raised from 13 to 19. Opening (1940) of the Central Laboratory in Geleen. In May 17 staff members are killed as soldiers in military action. Vocational schools are opened at all mines for staff with diplomas from trade schools. Total workforce in 1942: 27,320.

1943–1952

Second strike (1943) in the mines of DSM against the occupier during Second World War. Production at Emma coke plant [illegible] terminated. Queen Wilhelmina visits the liberated mining region. First works council in the Netherlands [illegible] at Dutch State Mines on 10 February 1946. Disaster at Wilhelmina mine, 8 miners killed. Establishment of Stamicarbon BV, a subsidiary for licensing Dutch State Mines' know-how and expertise. Capacity of generator gas plant expanded in view of the shortage of coke oven gas. Introduction of saving scheme for staff members over the age of 25. After a number of difficult years DSM makes a profit again in 1947, thanks in particular to its chemical activities. Synthesis gas plant [illegible] to produce more hydrogen, which is needed [illegible] nitrogen [illegible]. First [illegible] for [illegible] in Geleen. [illegible] plant for [illegible] tonnes per year. [illegible]











SOLID, RESPONSIBLE, INNOVATIVE

DSM is evolving into a global specialty company. With over 200 sites in 40 countries. Around 18,500 people generate net sales of € 5.6 billion. With hundreds of products, sold in 150 countries. With leadership positions in 75% of our business activities. An innovation budget of approx. € 300 million. And, in 2002, an operating profit for our ongoing activities of € 383 million, a rise of 14% compared with 2001.

A fully integrated policy on people, planet and profit, implemented in a transparent, verifiable manner, is part and parcel of the way we work. We believe this forms the best foundation for our continued success and for achieving valuable growth.

DSM stock is included in the equity portfolios held by the following 'sustainable investment funds': ARESE (France), ING Sustainable Yield Fund (the Netherlands), SNS Sustainable Equity Fund (the Netherlands) and ASN Equity Fund (the Netherlands).

For further information, or if you would like to comment on this report, please contact:

DSM Corporate Communications
P.O. Box 6500
6401 JH Heerlen
The Netherlands
T +31- 45-5782421
F +31-45-5740680
MEDIA.RELATIONS@DSM.COM
WWW.DSM.COM
WWW.DSM-LIMBURG.NL
WWW.DSMGIST.NL

DSM officially committed itself to the Responsible Care Programme in 1991. By doing this, the company has undertaken to continuously work on improving its performance in the field of safety, health and the environment.



Unlimited. DSM

INTRODUCTION

With operations at more than 200 sites worldwide, DSM is globally active in the fields of advanced chemical and bio-technological products and performance materials. As such, DSM is very much part of society. We are aware that companies are increasingly under public scrutiny and that DSM, as an integral part of the community, has major responsibilities. We understand that public acceptance of our activities is a necessary condition for our success.

Because of this, we are guided by the DSM Values. We are stating these values clearly so that everyone – both in and outside the company – knows what DSM is and what we stand for. What you will find here is not a new set of rules but an updated version of the values underlying our code of conduct, organised with three key audiences in mind: our customers, our employees and the communities where we do business.

The DSM Values guide our choices and decisions and influence the way we conduct our business. They are also the standard against which the company's conduct and that of its employees is judged.

The DSM Values apply to all DSM employees, regardless of where they are based. They also apply to companies or businesses acquired by DSM – which are required to achieve compliance with the DSM Values within a set period of time. In forging structural relationships with other companies, we try to ensure that these partners respect the DSM Values in all joint endeavours.

Peter Elverding
Chairman of the Board

March 2002

DSM

CORE VALUES

VALUABLE PARTNERSHIPS

RESPECT FOR PEOPLE

GOOD CORPORATE CITIZENSHIP

4

CORE VALUES

- Our activities are aimed at creating value: value for our customers and shareholders, as well as for our employees and the communities in which we operate. We achieve this goal by combining entrepreneurial drive with an awareness of the need for continuity and a strong sense of responsibility.
- We serve the interests of our customers, employees, shareholders and business partners. To a large extent, our success depends on their success.
  Our relationships with our customers and other business partners are **VALUABLE PARTNERSHIPS.** We take into account the interests of the communities in which we operate and the demands and requirements of local, regional, national and international authorities and relevant interest groups.
- People are the key to the success of any business, and this is no different in a science and technology based company like DSM. For this reason, **RESPECT FOR PEOPLE** forms a cornerstone

of the DSM Values. Moreover, we know that we cannot succeed without a "licence to operate" which we can only secure through **GOOD CORPORATE CITIZENSHIP.**

- We pursue a policy of transparency and openness, providing clear information about our activities, strategy, financial policy, organizational structure and the impact thereof on society and the environment.
We periodically publish reports in which we account for our performance with respect to financial results, social policy and safety, health and sustainable development. These reports also contain an evaluation of our compliance with our own DSM Values. We strive for an active dialogue with the public at large and with the communities in which we operate.
Our communication with the world around us takes the shape of direct contact with interest groups and indirect communication through the media.

VALUABLE PARTNERSHIPS

Within our goal to create value, DSM's challenge lies in contributing to the success of our customers and the end users of our products.

- We reject any restrictions to free trade other than duly enacted national and international laws.
- In accordance with the principles of product stewardship, we identify, manage and minimize the risks attached to our products during their entire lifecycle. In this connection, we share relevant knowledge, expertise and experience with our suppliers, customers and other parties.
- When considering a business partnership, we base our choice of partner not only on economic considerations, but also on the prospective partner's track record in the field of safety, health and environmental management and sustainable development.
- In making decisions, we take into account the views of our shareholders, customers, suppliers and employees.

- Our employees will not give or accept gifts that could compromise or raise doubts about the neutrality of the decisions made by either of the parties involved.
- Our employees are required to contact management if there are any indications that a business partner is conducting illegal practices or is consistently infringing the DSM Values.

RESPECT FOR PEOPLE

Openness, fairness and trust form the foundation on which employer-employee relations at DSM are based. We encourage our employees to be *capable*, *reliable*, *empowered* and *responsive*. It goes without saying that we acknowledge fundamental human rights as defined by the United Nations. Respect for employees and employee integrity are the cornerstones of our human resources policy.

- We invest in the knowledge and skills of our employees on an ongoing basis to ensure their long-term employability.
- We create an atmosphere of candour and stimulate openness and accountability by involving our employees in the development and execution of our business objectives.
- We provide our employees with coaching and mentoring for growth and personal development.
- We pursue a fair and competitive remuneration policy with due recognition for performance.
- We recognize our employees' right to organize themselves in order to protect their own interests.

- We seek to create an incident- and injury-free work environment. At all levels, our employees play an active role in identifying and rectifying unsafe situations.
- We do our utmost to prevent the occurrence of occupational illness and health problems associated with the company's activities.
- We do not use child labour or forced labour.
- We do not discriminate in any manner on the basis of race, ethnic background, age, religion, gender, sexual orientation or disability.

GOOD CORPORATE CITIZENSHIP

To ensure our future and secure our "license to operate", we want our operations to be not only profitable but also socially acceptable. As part of this social commitment, we endorse the obligations formulated in the chemical industry's international Responsible Care Programme.

- We are keenly aware of our responsibility for the environment and we endorse the importance of sustainable entrepreneurship. To us, in our corporate role, this means conducting our activities in a way that meets today's needs without compromising the ability of future generations to meet their needs.
- Our choice of production processes and products is guided by our commitment to promoting sustainability and safety. We exercise great prudence in developing new technologies, taking public opinion seriously into account. Moreover, in line with our policy of transparency and openness, we provide our customers and the general public with clear information about our products and production processes.

- We make an ongoing effort to minimize the use of raw materials and energy in our production processes.
- We continually evaluate and improve our working methods, production processes, products and services so as to ensure that they are safe and acceptable from the point of view of our employees, our customers, the public at large and the environment.
- We abide by the laws and regulations in force. If these leave room for practices that clash with the DSM Values, employees are required to report this to company management.
- Our employees are aware of and show respect for local traditions and customs.
- Our employees are prohibited from seeking to influence the political decision making process by granting favours or giving gifts.
- In emergency situations such as natural disasters and public disturbances, we give top priority to the safety of our employees and residents living near our production sites.
- We encourage our employees to adopt a civic-minded and socially responsible attitude.

- Our employees are to avoid even the suggestion of a conflict of interest between their official functions on behalf of the company and their conduct as private citizens that might compromise their integrity in their official capacity or compromise the integrity of the company.
- DSM employees who possess "inside information" are prohibited from dealing in or recommending that third parties deal in DSM securities. Employees who through DSM have non-public information about other companies are likewise prohibited from dealing in shares of those companies.

DSM

19

DSM TRIPLE P REPORT 2002

PEOPLE, PLANET, PROFIT

CONTENTS

UNLIMITED



The publication of this first Triple P Report represents a new step on a road on which we embarked a long time ago. An integrated Triple P policy, based on a clearly defined set of principles and transparently implemented throughout the Group, is part and parcel of the way we work and has been so for many years. Even before we formally adopted a Triple P policy, we already had a tradition of issuing reports, for a range of target groups and through a variety of channels both local and national, on our financial performance, sustainability, safety, environmental protection and community issues. The Responsible Care Progress Report, which we have been publishing since 1994, has been integrated into this new report.

Looking back on the first one hundred years of our existence, it is clear that DSM has not at any stage of its evolution betrayed its character as a socially committed, responsible company. And with regard to developments such as globalization, changes in legislation, the emergence of new technologies and the social issues raised by such trends, we want to be an open and transparent company, a company that is willing to enter into a dialogue and that is constantly seeking to improve its performance.

Although we are making steady progress in terms of the 3 Ps, there still remains plenty to do. At the beginning of 2002, senior executives from all over the group came together for their regular, annual meeting that this year took the Triple P concept as its keynote theme. Despite all the successes on display, the meeting agreed that the mere fact that a company has formulated an integrated, long-term policy on the 3 Ps does not mean there are no longer any short-term dilemmas and difficult choices. We have decided to share a number of these with our stakeholders by discussing them in this report.

We believe in the value of reputation and good corporate citizenship. The strength of our reputation springs from our ability to adhere to our corporate values, achieve sustainable progress and embrace innovation. It's all about creating value for our customers, our employees, our shareholders and other stakeholders. This first Triple P Report is intended to provide insight into our performance in this field. It begins by setting out our group strategy, organization, management systems and modes of operation, before discussing a number of specific Tripe P-related issues, detailing the results achieved in 2002 and the areas in which there is clearly room for improvement.

Our slogan *Unlimited.*DSM means that we are focused on progress and improvement. The same applies to this publication. It is a first attempt, one that has taught us that there is still work to be done. That's why we welcome any critical comments and suggestions. We hope that, by publishing reports that are both clear and useful, we can demonstrate that we are worthy of your confidence.



Peter Elverding
Chairman of the Managing Board of Directors

PETER.ELVERDING@DSM.COM

KEY FIGURES 2002*

PEOPLE

Number of employees (year-end)	18,375
Number of employees by country/region	
Netherlands	8,302
Rest of Europe	4,289
North America (USA and Canada)	3,130
South and Central America	885
Asia	1,346
Rest of the world	423
Female/male ratio (%)	20/80
Salaries and wages (€ million)	915
Number of accidents	48
Frequency Index (lost workday cases per 100 employees)	0.24

PLANET

Energy consumption in PetaJoules	68
Non-reusable waste (x 1,000 tonnes)	41.8
Greenhouse gas emissions in million tonnes of CO_2 equivalent	9.4
Airborne emissions of volatile substances (x 1,000 tonnes)	8.9
Emissions to water (chemical oxygen demand x 1,000 tonnes)	39.5
Environmental incidents	639
Environmental complaints	432

PROFIT

(Ongoing activities, € million)	
Net sales	5,636
Operating profit plus depreciation and amortization (EBITDA)	767
Capital expenditure incl. acquisitions	496
R&D expenditure	271
Taxes	84
Net profit	1,188
Cash flow	1,630
Return on investment (ROI, %)	8.7
Net earnings per ordinary share (€)	12.08
Dividend per ordinary share (€)	1.75
Total Shareholder Return (TSR, %):	6.14
DSM share vs AEX index (price return in %)	58.55
DSM share vs Dow Jones Chemical Stoxx (price return in %)	33.00

* The effects of changes in consolidation are detailed in the relevant chapters.

A CENTURY OF GOOD CORPORATE CITIZENSHIP

In its centennial year DSM organized numerous celebratory events, including a worldwide centennial breakfast on 29 May. On that day DSM was given the title 'Royal'. During the breakfast DSM launched the Dream Action, in which it invited employees to present initiatives that would benefit the many communities of which DSM is a part. Out of more than 700 entries from more than 1100 employees in 30 countries, twenty were nominated to be carried out. DSM is providing € 5 million in cash, know-how and expertise to help turn these twenty dreams into reality.
An example of sustainable entrepreneurship, we think. Here are the nominated dreams:

MEDICINE AGAINST MALARIA*

Drugs to combat malaria, one of the most devastating tropical diseases at the moment, are losing their effectiveness. Wolfgang Schiek and Thomas Zich, both of whom work at DSM Fine Chemicals in Linz, Austria, launched a study as part of an anti-malaria project in Burkina Faso in Africa. The intention is that DSM will produce and purify pharmaceutical-grade methylene blue for the project (free of charge). On completion of the project, the World Health Organization might continue the programme, which should ultimately lead to an affordable, effective therapy. *'We are dreamers, not illusionists. We feel we are primus inter pares, with all that talent we see around us. And we are going to speed up the project. We have embedded it in the regular R&D structure in Linz; we want to be able to produce pharmaceutical-grade methylene blue towards the end of 2003.'*

STRAW*

More than 1.2 billion people have no clean drinking water. Alex Vrinzen and Paul Vergossen of DSM Research in Geleen are working on a system of ultrafiltration using a cheap-to-produce straw with a membrane. The straw could be made from paper, equipped with special filters and some iodine to kill particular viruses. An organization like the United Nations could take over the project when the prototype is ready. *'It's not just a question of the straw. We need to find a permanent solution for cheap drinking water to reduce the mortality figure of three million people a year. We are also thinking of drinking water units for families or villages. In Bangladesh thousands of ground water wells have been dug because the surface water is polluted. But the ground water contains arsenic. We are going to try and solve that problem at the source.'*

MOSCOW'S ELDERLY*

Elderly people in more than 30 nursing homes in Moscow are living on the edge of poverty. They lack practically everything. Hub Maris of DSM Agro in Beek, his wife and the staff of the DSM Eastern Europe office in Moscow plan to provide material assistance (including raw materials for local production of supportive means and equipment) and organize training courses. *'We had to convince various parties. There are cultural differences and we have to supply the raw materials as cheaply as possible. I am proud to work for DSM.'*

BICYCLE RECYCLE

Ship bicycles to other countries where they can be used again. For children going to school. Provide maintenance and repair. Convert them into vehicles for goods transport or as bicycle taxis. Italian and Dutch dreams from Luca Negri, DSM Bakery Ingredients in Capua, Italy, Rob Dirix of Corporate Communications in Heerlen, the Netherlands and Wim Kurvers of the Utility Support Group in Urmond, the Netherlands. *'We started collecting bicycles and parts in the Netherlands and Italy at the end of 2002 to send to countries like Malawi, Burkina Faso, Ghana, Afghanistan and Brazil. The scale of the project will now increase. We couldn't get this project off the ground without the help of volunteers, the government and DSM.'*

HOPE

Bao Chen Jiang of DSM Engineering Plastics in Zhouzhuang, China, helps with child rearing and educational projects in his home town. This project may lead to the creation of a new Hope school. *'If you want 10 years of prosperity, grow trees. If you want 100 years of prosperity, grow people. Royal DSM deserves respect as a good corporate citizen. And my homeland needs the investments.'*

SCIENCE FOR CHILDREN

Who's afraid of the exact sciences? Provide young people with the once so familiar and popular chemistry sets. Teach them the many possibilities of the natural sciences and perhaps provide additional courses and training. These are the dreams of Arnold Schaafsma (DSM Research, Geleen, the Netherlands), William B. Shackelford (DSM Pharmaceuticals Inc., Greenville, US), Carla Bolt, Herm Hendrikx, Ben Moust and Ilona Smeets (Human Resources Services, Geleen, the Netherlands). *'We have meanwhile converted our dream into a business project. We have made contact with schools and others who can help.'*

HOMEWORK, ENVIRONMENT

Kathy Malloy of DSM Pharmaceuticals Inc. (Greenville, US) wants to provide schools in the vicinity of the plant with mentors to help children with their homework and other tasks. Emma Rout (DSM Chemicals North America, Augusta, US) wants to adopt schools and start a programme with children to tackle the growing mountain of waste, for example by increasing their awareness of the importance of recycling. *'We are proud to work for a company that gives us the opportunity and provides financial support for our commitments. In Augusta hundreds of composters are already being used and various educational programmes have started to make children more aware of the environment.'*

Dreams with a * received a special award.

THE TORCH

Stephan Dusault and Luigi Pignotti of DSM Composite Resins came up with the idea of the Torch. The Torch links DSM sites around the world in a virtual chain as they take it in turns to carry out initiatives that will directly benefit their local communities. The aim is that this 'global relay of commitment' will contribute to a cleaner, safer, healthier and better life for people living in the vicinity of DSM's sites. The torch began its journey in December 2002 at DSM Composite Resins in Filago in northern Italy. Together with representatives of the local authority, the Red Cross and the church, twenty employees of the facility spent a weekend in Ururi, a village in central Italy which had been struck by an earthquake earlier in the year killing 26 people and devastating most of the village. The team distributed gifts, organized programmes for the hundreds of children, made a donation of € 20,000 to rebuild the school and prepared a dinner for the entire village.



In early 2003 the Torch was passed to the DSM Elastomers site in Leominster (USA) and then to the DSM site in the south of the Netherlands, where a number of dreams will be turned into reality.

SANTA ROSA DE LOS PATOS GRANDE...

...a village at 4000 metres above sea level in Argentina has been adopted by Lucas Rodriguez, Luis Ayala and Gloria Marengo, all of them working for DSM Bakery Ingredients' Argentinian branch in Cerillas. They are implementing plans to stop the deforestation and promote sources of renewable energy such as solar energy. Edward Kuijsten in Zwolle (Netherlands) and Ben Drogt in Schaffhausen (Switzerland) both working with DSM Composite Resins, are building a 'solar cooker' that can reach temperatures of up to 170 degrees centigrade and in which water can be boiled, bread can be baked, meat cooked and instruments sterilized.

SEPARATION

Fabio Pepe Lucas and Diego Fernandes Cardoso of DSM Elastomers in the Brazilian town of Triunfo are establishing a system for the separation of household waste. It will start with schools and later be extended to neighbourhoods and ultimately the whole village of Sapucaia do Sul. *'Teachers, students and residents were slightly surprised that a company like DSM was supporting a project like this. Now there is great and widespread enthusiasm and the local authority is fully supportive. The project will start in March 2003 at the latest.'*

LIGHT

K.P Singh, Neeraj Tewari and R.K Jain of DSM Anti-Infectives in Chandigarh, India, want to make the roads in their community safer. DSM will help to install lighting and place road signs along the road from Chandigarh to Amritsar, the scene of many accidents.

MAKING KNOWLEDGE WORK

Harry Fortuin of DSM Elastomers in Sittard, the Netherlands would like DSM specialists to sign up with the Netherlands Management Cooperation Programme (NMCP), an organization that sends retired Dutch managers to help companies in developing countries. This would allow the wealth of knowledge within DSM to be used for countries or companies that request it.
'An organization like NMCP can do even better work with the expertise and support provided by DSM. And so make a greater contribution to real sustainable development in the Third World.'

FIRE AND DEFORESTATION

Deforestation threatens at many different places in the world. For instance, in Kalimantan in Indonesia, where DSM is involved because it uses wood for the transport pallets of DSM Kaltim. Sri Mukartiningsih of DSM Melamine in Kaltim wants to plant 50 hectares of grassland with many different types of tree.

SOLID AND RESPONSIBLE: YESTERDAY, TODAY AND TOMORROW

A CENTURY OF SUCCESSFUL TRANSFORMATION


Bioterials
Life Science Products
Performance Materials
Petrochemicals
Fertilizers
Coal
Technological competencies
mechanical engineering
chemical engineering
polymer technology
material science
fine chemicals
biotechnology
1902 1930 1950 1970 1990 2000 2010

TRANSFORMATION, STRATEGY AND GROWTH

DSM evolved first from a mining company into a manufacturer of base chemicals, then into a supplier of petrochemical products and finally, since the mid-1980s, into a producer of chemical specialties. We will continue to seek to become a world market leader in high-value added activities offering strong growth and more stable profit levels. DSM is gradually transforming itself into a specialty company, producing high value added life science products (including biotech-based products), performance materials and industrial chemicals. The key words in this respect are customer awareness, innovation in products and production technology, brand building and open communication with stakeholders.

For a number of years now, we have used 'Corporate Strategy Dialogues' (CSD) as a means of determining our future strategy. This means using the results of an in-depth, internal dialogue to analyze and set out the long-term strategy for the group as a whole. The strategy embodied in our policy document entitled *Vision 2005: Focus and Value* was the result of a CSD which we completed at the end of 2000. The business groups also regularly conduct Business Strategy Dialogues (BSDs) of their own.

From 2003 onwards, we will systematically integrate the Triple P concept into the entire strategy development process, including the CSDs and BSDs.

As a manufacturer, we seek to create value for our customers and their end users by being both socially responsible and receptive to topical trends and issues.

Our direct and indirect contribution to society is reflected in the way in which our products help to foster a healthier, more sustainable, more pleasant and more efficient way of living and working. We are increasingly making efforts to ensure that our activities help to strengthen all three Ps, i.e. people, planet and profit, at the same time. Sustainable development depends on our ability to perform well in financial, ecological and social terms, both separately and in conjunction with each other.

Respect for and the integrity of our staff form the cornerstone of our human resources policy, and we do our utmost to ensure that maximum account is taken of this when undertaking reorganizations and when redeploying staff or announcing redundancies.

In some cases in 2002, we were unable to avoid compulsory redundancies as a result of reorganizations. Where divestments involve the transfer of staff to a new owner, we seek to operate in accordance with both the letter and the spirit of our human resources policy. The sale of DSM Petrochemicals to SABIC in 2002 included a broad package of measures and arrangements covering the employees affected by the deal.
These helped to ensure that the transfer proceeded smoothly.

In September 2002 we announced our intention to take over Roche's vitamins, carotenoids and fine chemicals business.
The sale and purchase agreement was signed in February 2003.



GROWTH

DSM's ambition is to realize profitable, sustainable growth. In 2002 we increased capacity for the production of food ingredients, anti-infectives, biopharmaceuticals, caprolactam, melamine, Dyneema and EPDM rubber. The market for high-performance fibres in general expanded by just under 10% in 2002, while the market for Dyneema grew more than twice as fast and DSM has already announced plans to increase output even further. Our R&D expenditure amounts to 5% of our sales. We also invested in partnerships with other companies, for example with Crucell for the production of proteins and antibodies, with CreAgri for the development of antioxidants for use in baby food, nutritional products for athletes and dairy and baking products, with Agennix for the manufacture of proteins for pharmaceutical purposes, and with Optiva Inc., a Californian company whose technology is used, among other things, in flat panel displays. With the US company Nanocarbon Technologies Inc. we are exploring the possibility of using nanotechnology in the development of high-performance materials.

We have devised a special 'fast-track integration programme' for our acquisitions. New members of the group are required to adopt our methods and standards within a predefined period of time. Newcomers are expected both to be familiar with and to uphold our corporate values within a period of two years. We have defined global standards for health, safety and environmental management. New group units are to comply with these within four years. DSM companies that are based in countries whose national standards are not as strict as those in force in Western Europe or the US are required to meet highly ambitious targets.

All our acquisitions have succeeded in substantially improving their safety records since joining the DSM group. Gist-brocades, for example, which we bought in 1998, has achieved an improvement of over 60% in its safety record over the past few years.

Valuable growth is also a feature of our partnerships with other firms and research institutes. A number of examples of these are given in this report.

ORGANIZATION AND MANAGEMENT SYSTEMS

DSM is a listed company, managed by a Managing Board operating under the supervision of an independent Supervisory Board. Our organization has a decentralized structure, with each of our business groups carrying responsibility for all aspects of business in its own particular domain. This allows the group to respond quickly and efficiently to changes. At a corporate level, the Managing Board and the business groups are supported by a number of corporate support departments in areas such as SHE (safety, health and environmental management), manufacturing, finance, internal audit, human resource management and communications. Core processes such as financial reporting, investment decisions and the enforcement of regulations on health, safety and environmental protection are all managed and controlled from our head office.

We have established a system of management reporting that requires every business group director to submit regular reports on the performance of his or her group. These reports contain, alongside strategic, operational and financial indicators, figures illustrating the progress made in relation to social policy, health, safety and environmental management. These reports form the topic of regular discussions with the Managing Board of Directors.

We make use of management systems as a means of safeguarding our commitment to sustainable business practices and implementing our Responsible Care Programme. Our management system for health, safety and environmental protection includes a number of strict requirements which were raised even higher in 2002. The new requirements will come into force on 1 January 2004 following the completion of a comprehensive programme of training and communication in 2003. The relevant training courses have been reviewed and now contain training in various new management tools as well as a number of items relating to behavioural change. All the courses are designed for senior and middle managers, as well as supervisory and operational staff. As from 2003, management development courses will include components dealing with health, safety and environmental protection.

As regards risk control, not only do the business groups and business units conduct their own audits, but the Corporate Operational Audit Department also assesses their procedures. The main focus lies on the systems used for managing the various activities, including the systems used for ensuring compliance with our corporate values. On average, each business group or unit is audited once every three years. The Corporate Operational Audit Department discusses the findings with the management of the business group or unit in question and with the Managing Board. In addition it regularly discusses the main conclusions with the Supervisory Board.

Every year, the director of every business group and every corporate staff department issues a document known as a Letter of Representation. In doing so, he confirms that the business risks affecting his unit are subjected to regular, systematic analysis and that the results of this analysis have demonstrated that both the risk management system and the way risks are actually managed in practice are in order. As from 2003, this document also includes a statement to the effect that the DSM Values have been upheld.

How do you measure corporate success? It is becoming increasingly clear that the long-term future of an enterprise depends on much more than just economic ratios. Public acceptance of the company's conduct as a corporate citizen is a major precondition for 'sustainable continuity'. DSM is effectively showing itself to be a good corporate citizen by acknowledging its responsibility in the field of environmental management and by showing respect for human integrity. As such, the company is making a major contribution to a more sustainable community.

J. E. Jansen
Managing Board, ASN Bank.

CONSTRUCTIVE DIALOGUE

A company cannot operate in a changing social context without pursuing a constant dialogue with its stakeholders. Our business groups are engaged in permanent communication with all parties directly involved in the value chain, such as suppliers, customers and research institutes, and also with pressure groups, local residents and other interested parties. At a corporate level, the group is in regular contact with a wide range of stakeholders.

THE DSM VALUES

Respect for people, valuable partnerships and good corporate citizenship are our three core values. They are what we stand for, and serve as guiding principles in policy development, in making choices and in evaluating the conduct of our company and its individual employees. In 2002 we formally adopted the DSM Values, published them in a booklet and made a start on implementing them at all levels of the organization. You can find them with this report.

REPORTING POLICY AND JUSTIFICATION OF CHOICES MADE

In this report we explain our vision and policy regarding responsible and sustainable entrepreneurship and report on our performance in this field. The structure of the report is based on the Triple P approach (people, planet and profit).

Alongside our annual financial reports, we have published Responsible Care Progress Reports for a number of years in which we reported on our performance in the fields of safety, health and the environment. In this our first Triple P Report, the aspects of people, planet and profit have been integrated. This is in fact the first time we report on the 'people' aspect in this way.

For this reason and because of the transformation we are undergoing, it has proved to be impossible to make a meaningful comparison with 2001 for a number of data. This will be specifically mentioned where relevant

This report includes the data of manufacturing sites in which DSM has a majority stake or over which the company has management control. The data on acquired companies are reported in the year following the acquisition. Units that have been divested are no longer included in the report from the year of divestment onwards.

The data from the various sites were obtained on the basis of our own measurements and calculations, which in turn were based on the definitions, methods and procedures officially adopted by the Group. The comparability of data for different years can be influenced by portfolio changes or improvements in the measurement and recording systems of the various sites. This will be mentioned where relevant. Detailed reports for the various sites are published on the DSM website, along with an explanation of the definitions used.

In the following chapters we will discuss our performance on each of the three Ps. The chapters are structured as follows: first, we give an overview of our objectives for the 'P' concerned, then we report on our performance in 2002 and finally we discuss one or more general issues relating to that particular P.

This Triple P Report for 2002 includes a considerable part of the reporting elements and performance indicators formulated by the GRI (Global Reporting Initiative). We fully endorse the GRI's objective of further improving the international comparability of reporting outcomes. We also attach great importance to the GRI's desire to achieve greater flexibility.

In the past, the DSM Responsible Care Progress Report was verified by KPMG Sustainability B.V. We have requested this organization to verify this DSM Triple P Report. You will find the verifiers' report on page 38.

A DEAL INVOLVING CLOSE CONSULTATION

The sale of DSM Petrochemicals to Saudi Arabia's SABIC was an exceptional project, as 2300 people changed employer and particularly in Geleen, the Netherlands the activities had to be demerged from those of the rest of the organization. In Gelsenkirchen, Germany the hand-over was less complicated since that unit had remained an autonomous unit after DSM acquired it in 1997.
In Geleen, a unique programme was organized to prepare and carry out the transfer of activities. At the end of 2000, shortly after we finalized the new strategy, Vision 2005: *Focus and Value*, management informed the staff of the plans to transfer DSM Petrochemicals to a partner or find a buyer for it. This allowed DSM to prepare the separation of the petrochemicals business from the other DSM activities properly and openly. The preparations for consultation with the works councils and trade unions and the internal and external communications could also be arranged in good time.



In the last quarter of 2001, well before the sale, a working group was set up with representatives from the Central Works Council, the Works Council of DSM Limburg BV and the trade unions. This working group was asked to identify the areas they felt called for particular attention in the recommendation for a takeover. These points were then discussed at an early stage of the talks with potential buyers. The social aspects also received a lot of attention, as they had to since the interested parties were non-Dutch companies and therefore had to learn about the Dutch approach. The result of these negotiations was a draft of a Social Agreement.

When DSM and SABIC were close to reaching agreement, the working group, now supplemented with an external adviser, was informed. As the proposed decision to sell DSM Petrochemicals was being finalized a request for an opinion was submitted to the Central Works Council. That also marked the start of an intensive internal and external communications programme. The working group was given the opportunity to hold talks with a delegation from SABIC management. The two sides agreed the terms of the Social Agreement, which was later signed by all the parties. Once the various works councils and trade unions had given a positive advice, the formal legal transfer took place on 28 June 2002, with observance of the Social Agreement. In Gelsenkirchen the regulations laid down in German law provided the framework. The Betriebsrat was very closely involved in the process there.



SUSTAINABLE AND PROFITABLE

LIFE SCIENCE PRODUCTS

THE LIFE SCIENCE PRODUCTS CLUSTER COMPRISES THE FOLLOWING BUSINESS GROUPS: DSM PHARMACEUTICAL PRODUCTS, DSM FINE CHEMICALS, DSM ANTI-INFECTIVES, DSM FOOD SPECIALTIES AND DSM BAKERY INGREDIENTS. THE CLUSTER'S ACTIVITIES ARE TARGETED AT THE PHARMACEUTICAL AND FOOD INDUSTRIES. OVER THE PAST FEW YEARS, PHARMACEUTICALS HAVE BECOME DSM'S BIGGEST END-USE MARKET. THANKS TO A COMBINATION OF BIOTECHNOLOGY (INCLUDING FERMENTATION AND BIOCATALYSIS) AND ORGANIC CHEMISTRY, DSM CAN OFFER ITS CUSTOMERS A WIDE RANGE OF TECHNOLOGIES COUPLED WITH A CONSTANT FLOW OF INNOVATIONS. DSM IS THE WORLD'S BIGGEST SUPPLIER TO THE PHARMACEUTICAL INDUSTRY.



PEOPLE MATTER(S)

SAFE AND HEALTHY WORK PRACTICES

The aims of our policy in the field of safety, health and the environment are:

- To create an injury- and incident-free work environment (by 'incident' we mean 'environmental incident').
- To prevent the occurrence of occupational illnesses or health problems attributable to DSM activities.
- To evaluate and improve our working methods, processes, products and services on an ongoing basis in order to ensure that they are safe and acceptable to our employes, customers, the communities in which we operate and the environment.

DSM wants to rank among the top 25% in its industry when it comes to safe and healthy work practices.

OUR SAFETY TARGET:
- A 20% reduction per year in the number of lost-workday cases among DSM employees (FI_{LWC}).

The individual business groups translate this overall group target into unit-specific targets, taking into account their performance in the previous year.

INJURY FREE

We are convinced that all accidents can be prevented. This topic provided the theme for workshops for DSM employees held in Barcelona, Spain, and Greenville, US, in 2002. Various programmes were launched during the course of the year in order to assist the sites in further reducing the number of accidents. We also set up a special website on our corporate Intranet to enable our employees to exchange information, knowledge and experience.

ACCIDENTS*

In 2002, 48 of our employees were involved in accidents that led to their absence from work. This figure is significantly lower than the comparable figure for 2001, which was 81. Expressed in terms of the number of lost-workday cases per 100 employees per annum (known as the frequency index, or FI), this represented a reduction from 0.37 in 2001 to 0.24 last year. This means that we amply achieved our target of reducing this FI by at least 20% in the year under review. There was also a decline in the number of accidents affecting the staff of contractors, among whom 32 lost workday cases were recorded in 2002, compared with 62 in 2001.

In Triunfo (Brazil), a DSM employee was killed in a road accident while he was on his way to work. Although this was not a work-related accident, we are conducting an investigation and will take measures to minimize the risk of accidents of this kind if possible.

* Figures for 2002:
excluding the petrochemicals business (DSM Petrochemicals) and including the former Catalytica.

The Frequency Index for Recordable-Injury Cases (FI_{RC}) reflects the number of accidents that led to employees being partially unavailable for work or requiring medical treatment plus the above-mentioned lost-workday cases. This safety indicator improved from 1.88 in 2000 and 1.65 in 2001 to 1.28 in 2002. The index covers DSM's own staff as well as the employees of contractors performing work at DSM sites.

MEASURING SAFETY

The frequency index (FI) is a unit that is used to measure safety at work. It indicates the number of lost workday cases or recordable cases per 100 employees per annum. A 'lost workday case' is defined as an accident leading to the absence of the employee concerned from work for more than one day.

Example: If, in a given year, a company with a workforce of 1,000 records five lost workday cases, its FI_{LWC} in that year is 5 x 100/1,000 = 0.5.

DSM uses the following indicators:
- FI_{LWC} for DSM employees
- FI_{LWC} for DSM employees and contractors' employees combined
- FI_{RC} for DSM employees
- FI_{RC} for DSM employees and contractors' employees combined



LIVING IN NANJING

In August 2002 DSM announced it was forming a joint venture with Sinopec for the production of caprolactam at a plant near Nanjing. The facility has existed since 1993, and the target is to more than double its output. China is the fastest-growing market for caprolactam in the world. However, the plant is situated very close to a residential district and in a number of respects failed to DSM's safety standards. In collaboration with the local authorities we studied a number of alternatives before deciding that DSM would make additional investments in safety in and around the facility.

FREQUENCY INDEX (FI_{LWC} AND FI_{RC}), DSM TOTAL*


1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000*
2001
2002
FI_LWC DSM employees
FI_LWC including contractors
FI_RC DSM employees
FI_RC including contractors

* In all graphs:
From 2000: including Gist-brocades
From 2002: excluding the petrochemicals business (DSM Petrochemicals) and including the former Catalytica

LOST-WORKDAY-CASE FREQUENCY INDEX (FI_{LWC}) IN THE NETHERLANDS


0.6
0.5
0.4
0.3
0.2
0.1
0
1999
2000
2001
2002
DSM Group
DSM in the Netherlands
Dutch chemical industry

LOST-WORKDAY CASE FREQUENCY INDEX (FI_{LWC}) IN EUROPE


2
1.5
1
0.5
0
1999
2000
2001
2002
DSM Group
DSM in Europe, incl. the Netherlands
European chemical industry

LOST-WORKDAY-CASE FREQUENCY INDEX (FI_{LWC}) IN NORTH AMERICA


1
0.8
0.6
0.4
0.2
0
1999
2000
2001
2002
DSM Group
DSM in America
USA chemical industry

LOST-WORKDAY-CASE FREQUENCY INDEX (FI_{LWC}) IN THE REST OF THE WORLD


0.4
0.3
0.2
0.1
0
1999
2000
2001
2002
DSM Group
DSM in rest of the world

INCIDENT FREE

The Internet-based ARIA system went into operation in 2002. The idea is for the sites to use the system, which was developed in collaboration with Cap Gemini Ernst & Young, to report all health, safety and environmental incidents. The system allows a description of the nature and causes of an incident to be entered straight from the shop floor and automatically monitors any remedial action that is taken. For the analysis of serious incidents we use the Tripod method, which enables us to find structural solutions that help prevent recurrence. Combining the data provided by the two systems, i.e. ARIA and Tripod, will enable us to rapidly enhance our management information system in relation to health, safety and environmental protection.

FROM SAFETY TO SHE

The DSM Safety Award is presented each year to a unit that has performed exceptionally well in the field of safety. In 2002, the prize was awarded to DSM Resins US Inc, based in Augusta, Georgia. In addition to constantly improving its safety record, this business group has also succeeded in creating a safety culture that can serve as a model for the rest of the group. The DSM Safety Award includes a € 10,000 cash prize, which DSM Resins chose to spend on an educational project in the region.

We have set ourselves the target of raising our standards in the fields of health and environmental management to the same high level as the standards we apply to safety. For this reason, we have decided to broaden the scope of the Safety Award, which will henceforth be styled the SHE Award. The more extensive criteria applying to the award were published at the beginning of 2003 and the first SHE Award will be presented in that same year.

OCCUPATIONAL ILLNESS

At a number of sites whose health records were examined in 2002 (notably by analyzing the level of risk, the degree of exposure to noise and hazardous substances and the activities undertaken to promote the health of staff), the researchers found that there was scope for improvement. These findings led to the compilation of a Health Practice document, which has been put to the test at DSM sites in both Europe and the US. In 2003 all sites will carry out a self assessment. On the basis of the outcome, the programme will be implemented in 2004.

CONTRIBUTIONS TO LOCAL COMMUNITIES

We support activities that strengthen the social and cultural infrastructure of the regions in which we operate. Our main interest lies in projects relating to education, welfare, sports, healthcare, leisure and culture, for which annual budgets are set aside not only at a corporate level, but also per site and business group. The corporate expenses for this kind of activity in 2002 were approximately € 400,000.–.

As part of our centennial celebrations, and also because of our close historical links with the southern Limburg region of the Netherlands, we made extra donations worth a total of € 2.5 million for new facilities for sports and cultural events in the region and for the renovation of historic sites and buildings.

In addition, a sum of € 5 million was set aside to enable the winners of the Dream Action (i.e. DSM staff from all over the world) to undertake a range of social, educational and health-related projects (see page 5-6). In addition to making donations, we also sponsor sporting and cultural events at which our name is publicized in some way or another; these activities are part of our sponsorship policy, which is aimed at strengthening our corporate image, and are therefore not donations in the strict sense. We also encourage our employees to make a meaningful contribution to their community, for example by joining socially relevant organizations, whether or not in a governing capacity.



JET-NET

DSM has taken numerous initiatives to get young people interested in science and technology. One project that has been running since 1994 is Kids & Chemistry, which is targeted at primary schools in the Netherlands. In October 2002 we welcomed the 10,000th participant in the programme. Last year DSM also launched programmes for secondary schools. Since the end of 2002 DSM has been involved in Jet-Net, a project run in association with Akzo Nobel, Philips, Shell, Unilever, support organizations and the government designed to encourage more students to choose technical subjects at higher professional education and university level. For more information see ---> **www.jet-net.nl**.

HUMAN RESOURCES

OUR HRM OBJECTIVES

- DSM Values implemented before the end of 2003
- Competence based appraisals from 2003 onwards
- Competence based management development and employee empowerment from 2003 onwards
- Internationalization of DSM recruitment from 2003 onwards
- Introduction of web-based recruitment in Europe and the USA in 2003
- Working climate analyses conducted at all business groups before the end of 2006
- More attractive career prospects for women
- Development of a learning organization

HR STRATEGY FOR THE PERIOD TO 2006

At the end of 2001 DSM formulated its human resources strategy for the period up to 2006. This strategy set out DSM's policy with respect to the progressive globalization of the company, safeguarding its position as an attractive employer, creating opportunities for the personal development of employees and new management styles and skills.

In 2002, we finalized a new management development method and performed a number of trials to see how it works in practice. The new method, which centres on the introduction of competence management, will be implemented by all the various business groups in 2003. Competence management is set to play a key role in areas such as recruitment and selection, staff development and appraisal.

DSM VALUES

Respect for people and their integrity is a core element of the DSM Values, which we introduced in 2002. A company that offers its employees a challenging environment that fosters trust and responsibility will perform well in terms of profitable growth, quality and responsible entrepreneurship. To create and maintain such an environment, we have to communicate our corporate values so that all our employees, present and future, as well as DSM's external stakeholders are aware of them.

The extent to which our staff behave in accordance with our corporate values is taken into account during the interviews in which their performance is assessed. Given that these values form the framework in which we enter into business transactions, they also help to define our relationships with suppliers and customers. Newcomers to our group are expected to undertake a special programme to ensure full adoption of our corporate values within two years of the date of the takeover.

RECRUITMENT OF TALENT

DSM's success now and in the future depends on its continuing to attract talent even as the labour market becomes tighter. The growing globalization of DSM, the declining numbers of graduates in technical subjects, the growing number of households in which both partners have careers, the individualization in society; all of these factors call for a personalized approach to recruitment. With the introduction of e-recruitment via the internet in Europe and the US, we will be able to pursue a consistent and effective approach to recruitment. E-recruitment allows the organization to share information about supply and demand on the labour market quickly and effectively between the various sites, monitor progress in the recruitment process and adjust where necessary. Specific competences are sought during the selection process and, later, the initial phases of the management development programme. This helps to ensure that newly recruited employees get off to a flying start.

In promoting itself in the labour market DSM stresses its changing and innovative character. The business courses TIME (The Industrial Marketing Experience) and MATCH (Manufacturing And Technology in CHemistry) are also a useful tool for communicating this message. In 2002 we amalgamated the two courses to form TIME2MATCH under the motto 1+1=3 to mark our 100th anniversary. The course introduced more than 70 students from eight European countries to the company.

THE DEVELOPMENT OF EMPLOYEES
DSM tries to ensure that its employees are constantly developing. An important aspect of this effort is a personal development plan in which every employee makes agreements with DSM about their personal progress. DSM has a management development process for professionals and managers. In 2003 DSM will be introducing competence management in the management development process. We will use 15 competences, including leadership, entrepreneurship, focus on results, coaching and customer orientation. Apart from the personal development of individual employees, DSM also devotes a lot of energy to the development of disciplines such as marketing, R&D, SHE, manufacturing, finance, ICT and Human Resources. In the field of marketing, for example, each year we organize the WorldWide Marketing Web for 150 talented DSM marketeers from around the world. The theme in 2002 was Global Marketing of Specialties.

REMUNERATION AND MOTIVATION
The development and motivation of employees rests in part on a competitive remuneration system. An employee's salary progression in DSM is linked to individual and/or group performance. In our performance-based appraisal system, agreements are made with the employee about development targets to be achieved, including targets relating to the three Ps of People, Planet and Profit. We have gained a great deal of experience with agreements in the field of Profit and Planet. We also have a clear-cut safety policy. However, we will need to pay more attention to a number of aspects relating to the People element. In 2002 a new appraisal method was introduced for senior management, which relates increases in the employee's remuneration more closely to his or her performance. An important aspect of the new system is establishing and assessing the competences the employee needs for his or her position or role. In this way, we can stimulate the development of precisely those competences that will contribute most to realizing DSM's objectives. This method will be applied more widely in DSM from 2003.

WORKING CLIMATE ANALYSIS
Our aim in introducing 'working climate analyses' is to foster a pleasant and productive working atmosphere that will encourage our staff to put the DSM Values into practice. We made the necessary preparations for implementing these analyses in 2002 and the idea now is for each individual business group to start performing them in the period commencing in the year 2003. The questionnaires completed by the staff of each business group will be used to trigger an open dialogue between staff and management.
The first four business groups will be carrying out their working climate analyses in 2003; the remainder will be expected to have completed their analyses by the end of 2006.



NEW JOBS FOUND

The new DSM People Award was awarded in October 2002 to the management of the ABS plant in Geleen. DSM sold its ABS business to BASF in 1999, phased out the plant and successfully transferred the 240 employees there. Almost all of the employees now have a new job, in DSM or elsewhere.

DIVERSITY AND FLEXIBILITY

DSM commenced a project in 2002 to stimulate the promotion of women in the Netherlands to middle management and senior management positions and – for DSM worldwide – to executive positions. At the end of 2002 only six of our 275 executive positions were held by women.

DSM has set itself the goal of powerfully stimulating diversity and flexibility. In particular, this will involve the promotion of women from middle management to senior management and executive level and a more even distribution of women among the different business groups and corporate support departments. The corporate target is for the number of women in senior management positions to have doubled by 2005 compared with 2002 and for more women to be in management positions in business groups. In the recruitment process special attention is given to the hiring of women in disciplines such as finance and accounting. To realize these goals, an action plan will be carried out by a team with representatives from the business groups and HR officials, supervised by a member of the Managing Board.

KEY HR DATA 2002

Within the framework provided by the HR principles, which apply group-wide, the various business groups and units are free to develop their own HR policies, which they can tailor to suit local labour markets and labour relations. This explains why few local or regional HR data are collected at corporate level.

In this report we are for the first time providing a limited number of key HR data that relate to the whole DSM group. Over the next few years we will collect more such data in order to make our company more transparent to the outside world and improve our management practices. In addition, we will provide more qualitative information on the basis of the results of the Working Climate Analysis that we will introduce.

SICKNESS ABSENCE in % *


5
4
3
2
1
0
1998
1999
2000
2001
2002
Netherlands
Rest of Europe
America
Rest of the world

* Definitions vary per region

DSM EMPLOYEES BY REGION, YEAR-END 2002 in %


100
80
60
40
20
0
45
23
17
8
5
2
Netherlands
Rest Europe
USA + Canada
Asia
South and
Central America
Rest of the world

BIOTECHNOLOGY AND CONSUMER CONFIDENCE

The strategy at the heart of *Vision 2005: Focus and Value* involves strengthening our position in the specialty chemicals market, in which biotechnology plays a key role. In other words, our transformation strategy is much more than just a question of rearranging our product portfolio. Vision 2005 also has a direct impact on issues such as technological innovation, sustainable production and consumer confidence.

DSM is the largest biotechnology company in the Netherlands and is also one of the biggest in Europe. Over the past 20 years, modern biotechnology has become a prominent element of our manufacturing practices. Our expertise lies in the field of micro-organisms such as bacteria, fungi, yeasts and other cell lines.

We were the first company in the world to produce a food ingredient with the aid of genetic modification, the ingredient in question being an enzyme known as chymosin, which is used in cheese-making. According to statistics published in 2002 we filed the largest number of biotech-related patents in Europe in 2001, and some 20% of our sales are biotech-related. These and other facts clearly show where our interests lie. However, an issue such as biotechnology has wider ramifications and we need to do our utmost to remove any scientific doubts and minimize the potential risks. Transparency and an open dialogue are necessary conditions for confidence-building.

CLEAR COMMITMENT

Public views about biotechnology vary from country to country and from region to region. Surveys of public attitudes towards biotechnology have been held in a number of European countries in recent years and these have revealed a high level of concern about biotechnology (see graphs on page 17 and 18).
Public debates, such as have been held in the Netherlands and Switzerland, for example, have succeeded in dispelling some of these fears. The concerns expressed mostly relate to the application of biotechnology to human beings, animals and plants and hardly ever to its application to micro-organisms. The fact that national and international laws have generally failed to keep pace with advances in biotechnology may also influence public opinion.

PUBLIC OPINION IN SWITZERLAND ABOUT GENE TECHNOLOGY

in %


80
60
40
20
0
Before the referendum (1996)
During the referendum (May 1998)
After the referendum (2000)
In favour of gene technology
Against gene technology
Worried about gene technology

VEGETARIAN PROTEINS

We are developing a new source of proteins that can help meet human protein needs. The consumption of meat as a protein source continues to increase, due among other things to the increasing standard of living in a number of countries. However, the conversion of cattle feed into meat is an inefficient process. In the European Union, for example, this has led to a major shortage of feed proteins and an increase in imports of for example soybeans and soy flour from the USA and Brazil. The use of proteins produced by microorganisms will result in a major reduction in environmental impact compared with the use of, say, pork as a protein source. The environmental impact of meat production is very high because the plants used in animal feed need crop protection agents, while fertilizers and animal manure lead to acidification and the whole process requires large quantities of fossil fuels. Western consumers increasingly turn to alternative vegetable or microbial protein sources. The texture ("bite") of the product we are dev[illegible] the need for gr[illegible]ation and



juicier products. It should be noted that the product is based on a micro-organism that has been used for human consumption for many centuries, the same organism that is found in tempeh. Obviously, before we introduce this new product (trade name TREVO) on the market, we need to test its safety. We expect to be able to submit the results of these tests to the authorities in 2003. For more information about this project see
→ www.dto-kov.nl.

PUBLIC OPINION IN THE NETHERLANDS ABOUT THE USE OF BIOTECHNOLOGY IN THE FOOD INDUSTRY in %


80
60
40
20
0
Before the public debate in 2001
After the public debate in 2001
In favour of further development under strict conditions
Totally against biotechnology in food
Worried about biotechnology in food



PRODUCT STEWARDSHIP IN PARTNERSHIP

DSM Coating Resins has concentrated for a number of years now on improving its processes in order to reduce emissions and cut down on energy consumption. The company has now widened its focus to product stewardship and was recently involved in developing a special product stewardship toolbox for marketeers. It has produced a new model for selecting product/market combinations and partners which lend themselves to activities relating to product stewardship. The model is based on current market developments and enables marketeers and management to properly identify the opportunities and pitfalls connected with product stewardship. After a three-month trial, the results were presented to representatives of the Dutch chemical industry. On the basis of that trial, in 2003 DSM Coating Resins will be starting a new project with a supplier and a customer intended to show how the entire chain can be improved from the perspective of product stewardship.

As a company, we are clearly committed to modern biotechnology. This means that we also have an obligation to provide information about biotechnology in all its facets and to explain how we are using it. By participating in national and international fora, we can contribute to the dissemination of information and promote an open dialogue on the issue. We allow the public access to our plants and laboratories. We are firm believers in clear, regulated product information for the consumer.

SAFE AND SOUND

Our design and production methods take account of the potential impact of the technology we use. The safety of both consumers and our own staff, environmental protection and quality are our prime considerations. It is also essential that we gain the confidence of our customers if we are to extend our technological knowledge. We apply stringent quality controls and conduct extensive testing to determine whether our products meet both our own and government safety standards and are hence safe to use for their envisaged purpose. More information on this aspect is provided in the section entitled Product stewardship from the cradle.

REDEFINING THE LIMITS

The fact that we are a long way from reaching the limits of scientific endeavour and new applications not only means new business opportunities for us, but also underlines the need for constant consultation with our suppliers and customers about solutions and improvements. We regard modern biotechnology as a tool that can bring about genuine innovation. Aware as we are of the need to make a meaningful contribution to society, of our own ethical limits (as defined in the DSM Values) and of the constraints imposed by domestic and international legislation, we continue to seek to redefine the limits.

WHAT WE DON'T DO

We are not involved in the genetic modification of mammals, let alone humans. We do not conduct tests on animals and instead use the services of a certified contractor that only carries out such tests either if they are required by law or if there is no suitable alternative. We are monitoring developments in plant-related biotechnology and do not rule out the possibility of our becoming active in this area in the future. We think that modern biotechnology offers major potential benefits to society, for example in the field of sustainable development and healthcare. However, there are certain applications of biotechnology that we regard as being totally unacceptable, such as biological weapons. There are no circumstances in which we will engage in the application of modern biotechnology for the development or production of biological weapons.

For more details about our biotechnology policy see → WWW.DSM.COM.

PRODUCT STEWARDSHIP FROM THE CRADLE

Our plants all over the world produce hundreds of ingredients for foods and drugs, as well as materials. These are used by manufacturers in thousands of different end products, which are then used by millions of consumers throughout the world, day in, day out. They are produced in response to trends such as the increase in the world's population, the increasing demand for functional foods and health foods, the growing use of biomaterials and the increasingly urgent need to find suitable alternatives for natural materials that are growing ever more scarce. It is against this background that we regard product stewardship as one of the crucial aspects of our commitment to Responsible Care and also as forming a vital contribution to sustainable development.

A SHARED RESPONSIBILITY

Whilst pharmaceutical products have traditionally been subject to extremely detailed and stringent regulations, human foods and animal feeds have been something of a poor relation in this respect. Today, however, regulations for the food and feed industries are being tightened up. Complying with statutory requirements is more than simply a matter of being aware of one's individual responsibility; it is much more a question of setting up a system of operational control encompassing all stages of manufacture from research and development to production, storage, distribution and sale, in accordance with ISO or comparable standards. In the US, the Food and Drug Administration (FDA) is responsible for enforcing government standards and regulations for pharmaceutical products from the initial design stage right up to the commercialization. In Europe, this role is performed by the European Medicines Evaluation Agency (EMEA), which operates in parallel with the various national registration and inspection agencies in each individual country. The main international programme for monitoring the safety of food ingredients is known as Hazard Analysis & Critical Control Points (HACCP).

VITAL LINK

Product stewardship is critical, forming as it does a vital link with our suppliers, customers and end consumers. Multidisciplinary teams of DSM staff have been performing 'product stewardship analyses' since 1997. Teams of experts in the fields of purchasing, production, marketing, research and development, logistics and safety, health and environmental protection regularly inspect dozens of different products at whatever stage of the life cycle the products happen to have reached at the time.

We regularly publish publicly available reports on both policy and new initiatives in this connection. We will perform product stewardship analyses for alle major DSM product groups by the end of 2004.

In addition to complying with domestic regulations and international laws, we use various methods for monitoring the safety of our products and production processes. These include ISO 9001 certification and the cGMP (current Good Manufacturing Practice) standard. The latter incorporates a range of individual standards relating to organization, training, hygiene, equipment, processes, quality control, storage and distribution. All these aspects are regularly examined by national authorities such as the FDA, customers and ourselves.

Governments are enacting more and more regulations in the field of food safety. We welcome the creation of an effective regulatory organization in Europe: the European Food Safety Authority could be modelled after the US FDA.

LIFE CYCLE PHASES

It is virtually impossible to control all our products at every single point in their life cycles after delivery to the customer. After all, they are used in thousands of consumer products made by manufacturers operating all over the world. What we can do is to work together with as many actors as possible in our quest to constantly improve our performance in areas such as transport, the use of improved development and production methods and sustainable product use and recycling.

GREATER PRIORITY FOR PRODUCT STEWARDSHIP

We have achieved considerable progress, particularly during the period since 1995. Research studies have been performed and improvements in for example product applications, communication and training, packaging, customer support and transport. Aspects such as safety, health and environmental protection all play a prominent role in our research efforts. Collaboration with customers has resulted in improvements in both processes and production methods. We have also forged close partnerships with a number of research institutes. For example, the closing months of 2002 saw the launch of our partnership with the Nutrition and Toxicology Research Institute Maastricht (the Netherlands), with whom we shall be undertaking a joint research project into the use of food ingredients with a positive health impact. These ingredients could in future be used in foods that help to prevent obesity, old-age diabetes and cardiovascular diseases.

I applaud DSM in their commitment to publish a Triple P Report and to build their future direction aligned with sustainable development. I attended the Coating Resins Sustainable Entepreneurship workshop in the Fall of 2002 and was impressed by the participation and commitment by the business leadership, and by their willingness to listen to external stakeholders.

Paul V. Tebo, PhD
Corporate Vice President
Safety, Health & Environment
DuPont



DSM MELAMINE

MELAMINE IS A POLYMER USED IN IMPREGNATING RESINS AND ADHESIVES FOR THE WOOD-PROCESSING INDUSTRY. IT MAKES WOOD PRODUCTS SCRATCH-RESISTANT, AS WELL AS MOISTURE- AND HEAT-RESISTANT. FAST-GROWING SOFTWOOD CAN BE COMBINED WITH MELAMINE TO PRODUCE HIGH-QUALITY PANELS AS A REPLACEMENT FOR HARDWOOD. MELAMINE IS ALSO USED IN CAR PAINTS, DURABLE PLASTIC TABLEWARE, BANKNOTES, BOWLINGALLEYS AND FLAME RETARDANTS. WITH A MARKET SHARE OF 25%, DSM MELAMINE IS THE GLOBAL MARKET LEADER. ITS MODERN PRODUCTION PLANTS ON THREE CONTINENTS, BACKED BY HIGH-QUALITY CUSTOMER SUPPORT SERVICES, PROVIDE IT WITH A FIRM PLATFORM FOR FUTURE GROWTH.



SUSTAINABLE AND ENVIRONMENT-FRIENDLY

The demand for wood continues to grow in all regions of the world, a prime example being China with its 1.2 billion inhabitants. Melamine has great potential as an alternative to hardwood in the [illegible]

DSM Melamine will be starting up a new plant in Geleen (the Netherlands) early in 2003, based on a [illegible] developed in [illegible]. The new process [illegible]




EURO
EURO

PLANET MATTERS

DSM'S ENVIRONMENTAL OBJECTIVES*

(to be achieved by the end of 2006, with 2000 as reference year)

Reduction in emissions to air:	
Sulphur dioxide	30%
Nitrous oxide	10%
Volatile organic compounds	50%
Priority substances	60%
Reduction in emissions to water:	
Chemical oxygen demand	50%
Nitrogen	40%
Phosphorus	25%
Organic halogen compounds	90%
Priority substances	90%
Reduction in groundwater and mains water consumption:	10%
Reduction in energy consumption:	5%
Reduction in the landfilling of non-hazardous waste**:	20%
Reduction in the landfilling of hazardous waste ***:	100%

ENERGY EFFICIENCY

By 2006 all DSM companies outside the Netherlands are to improve the energy efficiency of their production activities by 5% compared with 2000. For its Dutch units DSM has committed itself, by signing the Energy Efficiency Benchmarking Covenant in 1999, to be among the best 10% worldwide, in 2012.

RESPONSIBLE CARE

For all major product groups product stewardship analyses should be completed by 2004.

Summaries of the DSM Responsible Care Progress Reports published in the years 1995 - 2001 can be found at → WWW.DSM.COM. The themes of these reports were:

1995: Product Stewardship
1996: Waste, a valuable challenge
1997: Managing risks
1998: Doing more with less energy
1999: Contractor safety
2000: Logistics
2001: Managing safety: a matter of conviction

* corrected for production volumes and product types

** excluding sludge from wastewater treatment

*** excluding waste that can only be landfilled (such as asbestos)

INTRODUCTION

With effect from this Triple P Report, the environmental section of our report will contain only general information relating to the group as a whole. Details concerning individual sites will be posted on our website (---> WWW.DSM.COM). There may be a slight discrepancy between the final figures (which will be available for inspection on our website as from the end of March) and the information provided here, given that a small number of the data incorporated in this report are necessarily based on estimates.

The environmental section of our report includes all sites in which we have had a majority stake for at least one year or over which we have management control. For a number of emissions our performance curve over time is influenced by acquisitions and divestments. The acquisition of Gist-brocades had a major impact on our emission figures for the year 2000. The acquisition of Catalytica and the sale of DSM Petrochemicals had an impact for 2002.

DEVELOPMENTS IN 2002

From 2002 onwards all DSM sites are required to provide detailed reports not only about accidents but also about potential or actual environmental incidents, classified into serious and minor incidents. The aim is to gain insight into the causes of incidents, so that they can be prevented in the future. A total of 639 environmental incidents were reported in 2002.

ENERGY EFFICIENCY IMPROVED

In 2002, we used 68 PetaJoules (PJ) worldwide in the form of primary energy for electricity and heat, of which 33 PJ was accounted for by our sites in the Netherlands. The total figure of 68 PJ corresponds to 1.6 million tonnes of oil equivalents.

Our sites in the Netherlands, which account for half our total energy consumption, recorded a 27% improvement in their energy efficiency (i.e. energy consumption per unit of product) during the period from 1989 to the end of 2002.

The graphs on page 23 illustrate the changes in the Energy Efficiency Index (EEI) for DSM in the Netherlands during the period since 1989, DSM's total global energy consumption, DSM's global CO_2 emissions and energy consumption by region. The CO_2 emissions include process-related emissions, known as non-energy-related CO_2 emissions.

In China, Western companies are often thought to have a strong focus on profit. DSM does not only focus on profit making. The company cares just as much about people. DSM abides by the three Ps: People, Planet & Profit. That's a good balance and it instills a lot of confidence in the workforce, who see DSM as the 'new mother.'

Ed Sheu
General Manager of new caprolactam joint venture in Nanjing, China

CALCULATION OF NET CONSUMPTION

Net energy consumption is defined as follows:

Net energy consumption = energy generated + energy purchased – energy sold

The energy content of the fuels used is calculated on the basis of the net calorific value. The conversion factor for the conversion of electricity consumption depends on the efficiency of energy generation (e.g. the electricity supplier's energy efficiency). If the efficiency is 40%, the conversion factor is 9.0 TJ/GWh. Other secondary energy carriers, such as steam, are converted on the basis of the amount of fuel (net calorific value) needed for their production. Since 2001 net energy consumption and the type of energy used have formed the basis for the calculation of CO_2 emissions for all DSM units worldwide. Before 2001 this calculation was only used for Dutch sites. We calculated the CO_2 emissions of non-Dutch sites using the same CO_2 /energy ratio as for the Dutch sites.

THE BEST IN THE WORLD

In 1999, we signed an 'Energy Efficiency Benchmarking Covenant' on behalf of all our production sites in the Netherlands, which commits us to becoming one of the top 10% companies in the world in terms of energy efficiency by the year 2012. Our progress in meeting this target is assessed by independent consultants working under the supervision of a certified body. In this framework, we analyzed 40 of our production processes in 2001 and 2002 and also compiled an Energy Efficiency Plan describing future studies and follow-up activities.

LESS...

A new production plant for the manufacture of nylon (polyamide-6) was brought on stream in Emmen, the Netherlands. This cut energy consumption per unit of product by 50%. In 2002, construction work started on a new melamine plant (known as Melaf 4) in Geleen, the Netherlands. Melaf 4 will be notably more energy efficient than the existing plant, which is already considerably more efficient than the average worldscale plant in this industry.

...IS BETTER.

The indicator used for measuring a company's energy efficiency is known as the energy efficiency index (EEI). The EEI for a given year is calculated as the actual energy consumption in that year, divided by the amount of energy that would have been used in the reference year (in our case 1989) for the same production output. The EEI for our Dutch production sites was 73% at the end of 2002, which is 5% better than in the previous year. This was due mainly to the sale of the Geleen-based petrochemicals business.

ENERGY EFFICIENCY INDEX (EEI) OF DSM'S DUTCH SITES in %



100
90
80
70
60
100
84
79
78
73
1989
1999
2000
2001
2002

ENERGY CONSUMPTION in PJ



120
100
80
60
88
100
116
113
68
1989
1999
2000
2001
2002

ENERGY CONSUMPTION BY REGION in %



60
40
20
0
49
10
35
6
Netherlands
Europe excluding Netherlands
America
Rest of the world

ENERGY CONSUMPTION IN 2002, BROKEN DOWN BY ENERGY CARRIER:

Energy carrier	Unit	Amount	In Primary Energy Equivalents (PJ)
Electricity	Billion kWh	1.8	16
Natural gas and other gases (including recycled waste gases)	Billion m^3	1.3	43
Coal	ktonne	40	1
Liquid fuels (including fuel oil)	ktonne	100	4
Steam supplied by third parties	ktonne	1,400	4
Total			**68**

* In all graphs:
From 2000: including Gist-brocades
From 2002: excluding the petrochemicals business (DSM Petrochemicals) and including the former Catalytica

CARBON DIOXIDE EMISSIONS TO AIR in million tonnes



10
8
6
4
7.1
7.4
8.5
8.0
4.9
1989
1999
2000
2001
2002



TRANSPORT

Incidents occurring during the transport of goods underline the importance of dealing carefully with potential risks. DSM transports its products with care and naturally observes all the prevailing standards and legal rules.

DSM has been producing fertilizer in Geleen and IJmuiden, the Netherlands for years now. Ammonia is used in the production of fertilizer. Some of the ammonia used for the production of fertilizer in IJmuiden is delivered by rail. DSM has carefully evaluated the risks of this form of transport. The safety of the loading, transporting and unloading processes is managed with the aid of an integrated management system certified under the ISO 9001-2000 standard. The safeguards are and will continue to be assessed by an independent outside expert. The ISO certificate was awarded in 2001. The activities at the sites in Geleen and IJmuiden and those of Railion (Netherlands Railways) are also reviewed by an independent expert using the SQAS method. These measures have all led DSM to tighten up the safety requirements for the transporters and impose even stricter rules for the suppliers of the railway carriages. DSM has thus found a good balance between economic interests and a socially responsible attitude towards the risks of transport.

EMISSIONS AND WASTE

LOWER EMISSIONS TO AIR

Emissions to air in 2002 were the same or less, in absolute terms, than in 2001. Reductions were achieved for SO_2, N_2O, NH_3, VOC and PS (apart from the effects of the sale of the petrochemicals business and the consolidation of the results of Catalytica). The reduction in sulphur dioxide (SO_2) emissions was due mainly to the coming on stream of a new gas scrubber in Iquique in Chile in 2001. The relatively strong reduction in nitrogen oxide (NOx) emissions was due to the fact that NOx emissions from the power generation plant at the Geleen site (Netherlands) are no longer allocated to DSM but are reported by the operator of the plant. At the IJmuiden site (Netherlands), technical adjustments resulted in a structural decrease in dinitrogen oxide (N_2O) emissions. The reduction in ammonia emissions mainly relates to the Geleen site. The reduction in emissions of Volatile Organic Components (VOC) was mainly a result of the sale of the petrochemicals business, the introduction of a new biotechnological production process for penicillin in Delft (Netherlands) and process adjustments in Ramos Arizpe (Mexico), Zhangjiakou (China) and Triunfo (Brazil). These adjustments were also responsible for a decrease in emissions of Priority Substances (PS). Emissions of heavy metals showed a slight increase due to problems with a fly ash filter in Rotterdam (Netherlands). The problem has been solved and we expect these emissions to be back to normal levels in 2003.

SULPHUR DIOXIDE EMISSIONS TO AIR in ktonnes


8
6
4
2
0
7
0.8
1.3
1
0.8
1985
1999
2000
2001
2002

DUST EMISSIONS TO AIR in ktonnes


3
2
1
0
2.3
0.4
0.5
0.4
0.3
1985
1999
2000
2001
2002

DINITROGEN OXYDE EMISSIONS TO AIR in ktonnes


20
15
10
5
0
17
16.9
16.4
13.6
13.3
1985
1999
2000
2001
2002

NITROGEN OXIDE EMISSIONS TO AIR in ktonnes


30
20
10
0
29.4
6.2
6.2
5.5
3.3
1985
1999
2000
2001
2002

CARBON MONOXIDE EMISSIONS TO AIR in ktonnes


20
15
10
5
0
12.7
15.9
15
14
13
1985
1999
2000
2001
2002

AMMONIA EMISSIONS TO AIR in ktonnes


2
1.5
1
0.5
0
1.7
0.4
0.5
0.4
0.3
1985
1999
2000
2001
2002

EMISSIONS OF VOLATILE ORGANIC COMPONENTS TO AIR in ktonnes


15
10
5
0
8.7
3.9
12.6
11.5
8.9
1985
1999
2000
2001
2002

EMISSIONS OF PRIORITY SUBSTANCES TO AIR in ktonnes


3
2
1
0
1.8
0.5
3
2.6
2.5
1985
1999
2000
2001
2002

NITROGEN EMISSIONS TO WATER in ktonnes


6
4
2
0
3.1
2
5.1
3.5
3.3
1985
1999
2000
2001
2002

EMISSIONS OF HEAVY METALS TO AIR in tonnes


3
2
1
0
0.9
0.8
1.8
0.04
0.14
1985
1999
2000
2001
2002

LOWER EMISSIONS TO WATER

Practically all emissions to water were lower than in 2001. All aqueous emissions of the Geleen site (Netherlands) were allocated to DSM because it was impossible to allocate the emissions to individual plants (including the petrochemical plants sold in 2002) discharging their waste water to DSM's waste water treament plant. The improvement in Chemical Oxygen Demand (COD) emissions and nitrogen (N) emissions was due mainly to the start-up of new waste water treatment plants in Ramos Arizpe (Mexico) and Capua (Italië). Reductions in emissions of halogenated hydrocarbons (AOX) and Priority Substances (PS) were mainly attributable to technical adjustments and optimized operating procedures in Venlo and Geleen (Netherlands), Almería (Spain) and Ramos Arizpe (Mexico). The main sites responsible for the decrease in emissions of heavy metals to water were Delft (Netherlands), Addis (USA) and Triunfo (Brazil). A malfunctioning stripping column at DCNA in Augusta (USA) was responsible for an increase in phosphorus emissions. The problems will be solved during the plant turnaround scheduled for September 2003.

CHEMICAL OXYGEN DEMAND EMISSIONS TO WATER in ktonnes


80
60
40
20
0
4.5
6.6
62.3
41.4
39.6
1985
1999
2000
2001
2002



ENVIRONMENT AND MARKET

DSM has a joint venture with Honeywell in Augusta in the US for the recycling of nylon-6. The company is called Evergreen Recycling. The recycling plant started operations at the beginning of 2000. It was regarded as a good example of an integrated Triple P approach and won the title Recycler of the Year in the US. However, it has been out of operation since the end of 2001 because market conditions proved very disappointing, the technology needed to be further developed and production costs were higher than expected. Technical improvements, which will require considerable additional investment, and a more favourable market will be needed to justify a resumption of operations at Evergreen.

PHOSPHORUS EMISSIONS TO WATER in ktonnes


0.6
0.4
0.2
0
0.2
0.2
0.6
0.45
0.5
1985
1999
2000
2001
2002

HALOGENATED HYDROCARBON EMISSIONS TO WATER in tonnes


300
200
100
0
2
30
220
240
204
1985
1999
2000
2001
2002

PRIORITY SUBSTANCE EMISSIONS TO WATER in tonnes


300
200
100
0
28
19
220
248
204
1985
1999
2000
2001
2002



THE DOORS ARE OPEN

Around 30% of DSM's production sites with more than 100 employees publish an annual report on safety, health and the environment. Around half of all sites regularly organize open days for local residents and anyone else who is interested. One in four of the facilities publish an information bulletin and take part in public debates. The sites in Delft and Geleen publish reports of any environmental incident that occurs on their websites. In 2003 we will be reviewing our entire communication effort with a view to improving it.

HAZARDOUS WASTE

In 2002 we landfilled 146 tonnes of hazardous waste. Apart from asbestos-containing waste and contaminated soil, which cannot be disposed of in any other way, this included 60 tonnes of hazardous waste from a site in the UK. The landfilling of hazardous waste from this site will be stopped in 2003.

HAZARDOUS WASTE in ktonnes


3
2
1
0
2.7
1.2
0.6
0.15
1999
2000
2001
2002

DSM TOTAL SOLID WASTE VOLUME

The entire solid waste volume of the Geleen site (Netherlands) was allocated to DSM because it proved impossible to allocate parts of this volume to the individual plants (including the petrochemical plants sold in 2002) that send their waste to DSM's central solid-waste processing unit.

SOLID WASTE in ktonnes


300
200
100
0
1999
2000
2001
2002
soil/construction & demolition waste
other waste

HEAVY METAL EMISSIONS TO WATER in tonnes


30
20
10
0
21
11
12.9
11.6
10.1
1985
1999
2000
2001
2002

SOLID WASTE VOLUMES BY DISPOSAL METHOD


100
80
60
40
20
0
83% recycling
10% landfill
7% incineration

ENVIRONMENTAL COMPLAINTS

Environmental complaints are complaints received from nearby residents on the grounds of nuisance caused by activities at a DSM site.

In 2002 we received a total of 432 environmental complaints worldwide, almost 75% less than in 2001. The decrease was particularly strong at the Geleen site in the Netherlands (which no longer includes the petrochemicals business). At this site, an incident in a steam cracker in 2001 led to more than 900 complaints. Noise was the main cause of complaints in 2002 (46%), followed by odour (42%).

All instances of non-compliance with SHE permit conditions or statutory SHE requirements and all fines imposed on DSM sites as a consequence of such non-compliance are published in the site reports on the DSM website (from the end of March 2003).

ENVIRONMENTAL COMPLAINTS BY CAUSE


100
80
60
40
20
0
9% soot/dust
46% noise
42% odour
3% other

NUMBER OF ENVIRONMENTAL COMPLAINTS


2,000
1,500
1,000
500
0
414
794
1,612
432
1999
2000
2001
2001
Number of complaints relating to steam cracker incident in Geleen (Netherlands)

CLIMATE CHANGE

There are strong indications that emissions of gases such as CO_2 lead to global warming – hence the term greenhouse gases. With both the world population and levels of prosperity set to grow in the coming decades, energy consumption – and hence CO_2 emissions – is likely to rise even further. Whereas emissions of most environmentally detrimental substances have tended to decline as economic output around the world has risen, this has not been the case with CO_2. Besides CO_2 emissions, emissions of dinitrogen oxide (i.e. N_2O, also known as laughing gas) are also important to DSM. One kg of N_2O has a greenhouse effect equivalent to 310 kg of CO_2. N_2O is a gas that is produced during the manufacture of caprolactam and nitric acid. In recent years, we have been studying ways and means of reducing emissions both by improving our production processes and by the use of end-of-pipe technologies. We expect to see an increase in the technical opportunities for reducing emission levels in the coming years.



A FERTILE INITIATIVE

DSM Agro is a market leader in the production and sale of fertilizers. Holding on to that position requires more than simply selling nitrogen compounds. DSM Agro offers added value by providing advice to all our partners in the chain: wholesalers, retailers, sellers and farmers. Some time ago DSM Agro created a website, → **www.nutrinorm.nl**, to provide farmers and sellers with a clear picture of all the options available to them. The website contains practical tips and information about the use of fertilizers for grassland, arable farming, feed crops, field-grown vegetables, leguminous green fertilizers and flower bulbs. Fertilizers are objectively compared and there are tips for the use of organic fertilizers, which are important for soil fertility because they improve the structure of the soil and increase its ability to retain moisture. Good fertilization is necessary for a high yield of good quality crops and to avoid unnecessary damage to the land and the environment. This is why DSM Agro offers a fertilizer spreader testing service via its website.

WHERE IT STILL WENT WRONG

In Chile an employee broke a rib when he got hit by a runaway car. A sales employee of DSM Euroresins in France was involved in a car accident that left him paralyzed in both legs.
Two employees in Almería in Spain inhaled chlorine gas when a connector in a glass flowmeter broke due to overpressure. In Compiègne (France) a fire broke out after an oil pump had started to leak. The fire sprinkler system failed; the fire was extinguished by the local fire brigade. In Greenville (North America) dimethylformamide and toluene were released from the site's wastewater treatment plant. In Jingling in China more than 40 employees contracted food poisoning. In Fersina, Mexico, an explosion was caused by static electricity. In Delft, the Netherlands, a rail tanker carrying ammonia water was damaged when a vacuum was created inside the tank during unloading. No ammonia was released. Also in Delft, 600 litres of synthetic oil leaked into the surface water due to a leak in an oil cooler. In IJmuiden in the Netherlands [illegible] kilograms of am[illegible] because of a



defective safety system. In Venlo (Netherlands), 1,400 litres of cooling and heating liquid escaped, briefly creating the risk of an explosion. A truck driver in Venlo lost the tip of his right forefinger when he jumped from a loading platform while holding a railing. An employee in Geleen (Netherlands) injured his foot during cleaning operations involving a high-pressure jet. Also in Geleen, SO_3 was released and a small amount of sulphuric acid leaked into the soil.

EMISSION OF GREENHOUSE GASES IN MILLION TONNES OF CO_2 EQUIVALENTS


15
10
5
0
0.4
0.5
0.5
0.4
5.2
4.4
4.2
1999
2000
2001
2002
Emissions of other substances
Emissions of N20
Emissions of CO2

ENERGY EFFICIENCY AND EMISSIONS TRADING

Changing to alternative sources of energy such as solar power, hydroelectricity and wind power, as well as renewable sources of both energy and materials, is a time-consuming process.
For the time being, our processes and products will remain dependent on fossil fuels. For this reason, our main priority lies in designing more efficient production processes, i.e. processes that require less energy and fewer solvents and also produce fewer by-products, as well as improving cooperation with customers and suppliers.

At a European level, we have adopted a standpoint on the emission trading system that is currently under preparation. We are in favour of a system of tradable rights provided that the emission rights are granted on the basis of CO_2 emissions per unit of product, which translates into energy consumption per unit of product. That is why DSM's CO_2 reduction policy is mainly focused on improving the energy efficiency of its manufacturing processes. DSM is moreover of the opinion that all European companies should ultimately be subject to the same standards. A transition period should be allowed during which the individual member states of the European Union can adjust their policies.

HOW TO DEAL WITH SUBSTANCES

The chemical industry works with all sorts of different substances. A number of them are toxic, flammable or explosive. The need to improve our knowledge of chemical substances has been a recurring feature of the chemical industry's Responsible Care Programme ever since the early 1980s. An international project was launched in 2000 the aim of which was to classify the available information – and plug any information gaps – on all substances that are produced in quantities of at least 1,000 tonnes all around the world. We ourselves are actively involved in the provision of data about 32 of these substances. The idea is for this 'High Production Volume Chemicals Programme' to be completed by the end of 2004. We are also involved in the international Long-Range Research Initiative (LRI), which is studying the effects of chemical substances, for example, whether they can be absorbed into the human body via the skin.

In Europe, a system for the Registration, Evaluation and Authorization of Chemicals (REACH) is being set up. We support the introduction of a system that is both efficient and practical and launched a database called WorldWise in 2002. This contains details on all substances used and produced by DSM plants. The idea is for WorldWise to be ready by the end of 2003 and for both our own operators and customers to have access to the system (in the latter case, access will be via our website).

SUSTAINABLE PRODUCTION

Companies like us are constantly seeking to improve their development and production processes. In addition to enhancing existing processes, we are also entering previously uncharted territory by attempting to integrate chemistry and biology. We are in the process of devising development and production methods for the decade commencing in the year 2010. This technical transformation offers a host of benefits, some of which we are already reaping: less waste production, lower energy consumption, cleaner and safer processes, higher yields and better product quality. The use of biotechnology means both environmental benefits and lower costs.

NEW PROCESSES BASED ON ENZYMES

In the fine chemicals industry, enzymes have been used for a long time. Thanks to the use of enzymes, DSM has been able to come up with new methods for synthesizing optically pure ingredients for medicinal drugs. Compared with conventional methods of obtaining optically pure products, based on the resolution of racemic mixtures, which generally produced a maximum yield of 50% of the desired end product, the new methods are capable of producing a yield of up to 100%. The result is a significant decline in the amount of waste produced, as well as process time and energy consumption.

In 2001, we started using fermentation as a means of producing 7-ADCA, a building block for cephalosporins (antibiotics). We reached a further milestone last year when we started the enzymatic production of Amoxicillin, the most important antibiotic in the world. New enzymes derived from our genomics project centring on a fungus known as *Aspergillus Niger* are also likely to help us further improve our production processes in the near future, as well as make them more sustainable.

SPEEDING UP DEVELOPMENTS

We have built up a high level of expertise in recent years in modern techniques for parallel experimentation. These techniques, known as high and medium-throughput experimentation and screening, have enabled us to speed up the development time for new products by a factor of at least five. For example, when a request comes in for new enzymatic products, we can simply search through a number of gene databases and compile a list of genes that are potentially suitable for use in manufacturing the product in question within the space of just 24 hours. This approach not only drastically reduces the amount of laboratory work that used to be required, but also enables time-consuming conventional programmes for strain improvement to be replaced by a much simpler series of experiments.

In 2002, we adopted a technique of our own for chemical synthesis and catalyst development. This involves conducting a series of low-volume experiments, generally in batches of several dozen, thus saving a lot of time. As an additional bonus, the resultant processes are safer, more efficient and cheaper to put into practice, as the new technique means simplified testing and improved quality control.

GREEN LIGHT

DSM Special Products produces benzoic acid (Purox B) and ultra-pure sodium benzoate (Purox S). For Purox S, which is used in food, soft drinks and pharmaceutical products, DSM has built the world's first sodium benzoate plant to operate according to GMP standards, which are the strictest in our industry. The plant is based at our site in Rotterdam and has a capacity of 200,000 tonnes, making it the largest plant of its type in the world. Since 1999 we have invested large sums in modernizing and updating the technology. Energy efficiency at the plant was assessed in 2002 in light of the emission-reduction agreements reached in Kyoto. Our plant ranks in the top 10% in the world in terms of energy efficiency. The plant uses surface water for cooling purposes. Thanks to the new water cooling plant the quality of the cooling water that is discharged is better than that of the water that enters the plant. The aquatic environment will certainly benefit from this.



DSM has also developed a special type of benzoic acid, known as VevoVitall®. This is an active ingredient in pig feed which reduces the ammonia emissions from pig farming by up to 30%. Consequently the product makes a positive contribution to reducing the environmental costs of agriculture. The European Union's scientific advisory committee issued a positive recommendation on the use of VevoVitall® in pig feed.

TECHNICALLY SPEAKING, AT DSM COATING RESINS

DSM has banned the use of highly flammable and aggressive substances that were needed for the production of acrylate resins. Lead-based catalysts have been largely replaced by lithium and calcium based alternatives. Potentially hormone-disrupting emulsifiers used in the production of certain resin emulsions in water have been almost entirely replaced by safe alternatives. We have started a programme to develop water-based resins. In the near future we want to replace resins containing solvents used for decorative coatings with eco-friendly systems using water. Products thinned with aromatic solvents are being replaced where possible with systems based on aliphatic solvents. DSM is one of the world's leading producers of polyester resins for use in powder coatings. Powder coatings are eco-friendly coatings that do not require solvents. The resin is mixed with a crosslinker, which causes the final layer of paint to harden. In 2002 we developed an alternative crosslinker based on renewable raw materials.



DSM Coating Resins increasingly uses tankers, tank containers and IBCs (Intermediate Bulk Containers with a capacity of 1000 litres) for storage and transport. This reduces the labour-intensive use of barrels, generates savings on packaging materials and simplifies the storage and transport of bulk materials. Over longer distance we use intermodal transport, including transport by train or by water. It is better for the environment and cheaper. Tanker trucks can only be cleaned with flammable solvents such as acetone at certified cleaning stations. The carrier may not use solvents anywhere else. Where formerly it used around 25 different transport companies, DSM Coating Resins has now selected a pan-European transporter to carry all packaged products. This has significantly reduced the number of transport kilometres. The drivers are regularly tested to ensure their driving, loading and unloading practices are safe. DSM Coating Resins is also working to reduce the number of transport movements and cut costs by increasing the volume of the orders of each customer. Customers and transporters can find the product safety information they need 24 hours a day at a special site on the Internet.

BIOTECH IN BULK AND BULK IN BIOTECH

Our position on the market for life-science products is also helping us to gain a larger share of the markets in performance materials and industrial chemicals. By bringing together our strengths in biology, chemistry and materials, we can create potential applications for biotransformation in the production of base chemicals, resins and polymers. Enzymatic catalysis offers opportunities for enhancing product quality and opening up new applications. Our knowledge of biotechnology and commodity products is combining to create an interesting synergy in the Industrial Chemicals cluster. The findings of a number of feasibility studies have underscored the sustainable nature of fermentation processes for commodity chemicals such as caprolactam (the basic ingredient used in the production of nylon-6). We have translated the process technology for our semi-synthetic antibiotics into the high-volume production of commodities and this has already led to a number of projects involving the biosynthesis of such materials. Conversely, the experience gained in the production of commodity chemicals can be used to improve large-scale manufacturing processes for a number of life science products.

GENOMICS

As far as genomics research is concerned, we either have most of the relevant technologies already in our own possession or have access to them thanks to our partnerships with leading players and institutes in the industry. In 2002, for example, we entered into a long-term alliance with a German firm called Biomax, who are experts in bioinformatics. We were also involved in the foundation of the Kluyver Centre for Genomics of Industrial Fermentations. This is a centre of excellence bringing together the expertise in genomics research possessed by research institutes in the Netherlands and various large companies.

Genomics research acts as a stimulus for the development of all sorts of new products. Many of the 14,000 genes of *Aspergillus Niger,* a fungus that plays a key role in the production of a large number of DSM products, probably contain the code for the production of new enzymes that could be used in foods and in the biocatalytic synthesis of all sorts of chemicals. We have now set up a separate company to concentrate on developing these new enzyme applications as quickly as possible.

In the longer term, genomics research will also result in a completely new approach to the production of enzymes. By around 2010, it should be possible to extract from an examination of a fermentation process information on the behaviour of genes and the role performed by proteins in a micro-organism, thus enabling us to take direct control of the process. This, in turn, will result in cleaner production processes using less energy and causing less damage to the environment.

PROCESS INTENSIFICATION – A BLUEPRINT
Process intensification is one of the pillars of sustainable production. This young branch of modern process technology is trying to force breakthroughs in chemical and biochemical processes by making use of advanced equipment and processing methods and integrating these. It embraces many of the technologies we have already discussed and seeks to achieve a number of ambitious objectives, i.e. a much lower level of cost, smaller equipment and plants, safer processes, a reduced consumption of energy and raw materials, a lower level of emissions and waste production and shorter lead times thanks to improved development and production techniques.

Process intensification is an area in which we have already achieved a number of tangible results. The new urea process (known as Urea 2000plus™) takes place in an integrated plant that is one third the size of a conventional urea plant. Our new high-pressure melamine technology not only generates considerable energy savings, but also simplifies production processes. In 2002, we opened a process intensification centre known as bluePRINT, whose job it will be to assist the business groups in designing sustainable technologies.

We intend to do our utmost to promote the benefits of process intensification, both within the chemical industry and in a wider arena. This is a theme on which we have produced a large number of publications, in addition to organizing seminars and taking part in research networks both in the Netherlands and abroad. We also provide training courses in process intensification for other companies.

Process intensification is also likely to play a role of considerable significance in fields such as biopharmaceuticals and bioterials. Close forms of multidisciplinary partnership, coupled with an integrated approach to both existing and new processes, will help to shape our reputation as an exponent of technologically sophisticated and sustainable business practices.

COOPERATION WORKS
DSM Research is a member of various Dutch and European programmes aimed at promoting sustainability in chemistry and biotechnology. In the Netherlands we collaborate with a number of Centres of Excellence, for example in the field of polymers and food. DSM is also a member of a long-term Dutch programme for genomics research, and it is against this background that industrial biotechnology forms one of the key aspects of our partnership with Delft University of Technology. At a European level, we are one of the two founding members, together with a Dutch organization known as Advanced Catalysis and Technology for Sustainability (ACTS), of the European Network of Excellence on Catalysis. ACTS undertakes a range of activities aimed at promoting sustainable development and involving universities working in close cooperation with the private sector. The IBOS programme, which seeks to integrate biosynthesis with organic synthesis, should play a particularly important role in boosting our competitiveness by integrating chemistry and biology.

On a national scale, we are currently developing a 'sustainability test' for R&D programmes and projects. This involves comparing R&D proposals with alternatives and with the continued use of existing technology, both at the start and during the development of a given project.


DSM

HEROES

The *DSM Awards for Chemistry and Technology 2002* were awarded to Richard van Delden from Veendam (Netherlands) and Dominique de Seny from Liege (Belgium). Richard van Delden conducted research into photo-active materials, whose molecular chirality and mobility can be regulated with the help of light. Dominique de Seny studied metallo-beta-lactamases and their role in the growing resistance of bacteria to antibiotics based on beta-lactam. Three of our scientists, Koos Mencke, René Steeman and Jean Beugels, were awarded the title *Heroes of Chemistry* by the prestigious American Chemical Society in Boston in 2002, for their groundbreaking work in developing improved processes and finding new protective applications for the Dyneema fibre.



DSM COATING RESINS

DSM COATING RESINS DEVELOPS AND PRODUCES RESINS FOR COATING SYSTEMS. DSM IS THE GLOBAL LEADER IN POWDER COATING RESINS, WITH A MARKET SHARE OF 25%. THESE RESINS ARE USED IN COATINGS FOR WASHING MACHINES, RADIATORS, CAR PARTS AND BICYCLES, AMONG OTHERS. DSM COATING RESINS IS NOW FOCUSING MORE AND MORE ON THE DEVELOPMENT AND PRODUCTION OF ENVIRONMENT-FRIENDLY, WATER-BASED COATING RESIN SYSTEMS. THE BUSINESS GROUP HAS PRODUCTION FACILITIES IN THE NETHERLANDS, SPAIN, THE USA, GERMANY, SWEDEN, CHINA AND TAIWAN.



SUSTAINABLE BUSINESS IN ACTION



PROFIT MATTERS

FINANCIAL OBJECTIVES

- Sales of about € 10 billion in 2005
- By 2005 at least 80% of sales should be generated by specialties (Life Science Products and Performance Materials)
- Net debt less than 40% of group equity plus net debt
- Average return on investment at least 15%
- Operating profit before depreciation and amortization (EBITDA) should be at least 8.5 times the balance of financial income and expense
- DSM aims to offer its shareholders a stable and preferably rising dividend. The dividend is calculated as a percentage of the cash flow.

REVIEW OF FINANCIALS IN 2002

For a proper assessment of DSM's financial performance in 2002, the balance sheet presented here should be read in conjunction with the full Financial Statements from which it has been derived and the Auditor's Report that accompanies them. See also the DSM Annual Report for 2002.

GENERAL

DSM's operating profit from ongoing activities in 2002 was € 383 million, up 14% from 2001 on a comparable basis. Selling prices were under some pressure on average, but raw-material prices were on average lower and sales volumes were 6% higher, despite a further economic decline.

On 28 June 2002 we sold DSM Petrochemicals, comprising our petrochemical activities in Geleen (Netherlands) en Gelsenkirchen (Germany), to Saudi Basic Industries Corporation (SABIC). The sales, profits and cash flow changes of DSM Petrochemicals for the period until 28 June have been included in the overall DSM figures.

At € 349 million, the profit on ordinary activities after taxation was only 5% lower than in 2001, even though the contribution from the petrochemical activities covered a period of only six months.

The *Life Science Products* cluster posted 3% lower sales and a slight increase in operating profit for the whole of 2002. The weakening of the US dollar had a negative effect on profits. DSM Pharmaceutical Products felt the effect of delays in the introduction of new products in the pharmaceutical industry. Aspartame margins were under pressure.

The *Performance Materials* cluster posted a clear decrease in sales due to lower sales volumes at DSM Desotech. However, the operating profit for the cluster remained at the 2001 level as all other units posted higher profits.

The *Industrial Chemicals* cluster recorded a slight decrease in sales but a substantial increase in operating profit, which was due to lower costs and on average higher margins. The effect of the higher operating profit of DSM Fibre Intermediates was partly offset by lower sales volumes and margins for DSM Agro and a lower output for DSM Energy. DSM Melamine performed at the same good level as in 2001.

FINANCIAL RESULTS FOR 2002

Due to the sale of our interest in EBN at the end of 2001 and the divestment of our petrochemicals business in mid-2002, the financial results for 2002 cannot simply be compared with those for 2001. Therefore, the results for ongoing activities (excluding DSM Petrochemicals and Energie Beheer Nederland) will be separately compared where possible. The analyses of the results for 2002 compared with those for 2001 mainly relate to ongoing activities.

STATEMENT OF INCOME

x € million	year 2002	2001
ongoing activities:		
net sales	**5,636**	5,751
other operating income	**-141**	-31
total operating income	**5,495**	5,720
total operating costs	**-5,112**	-5,384
operating profit (EBIT)	**383**	336
DSM total:		
net sales	**6,665**	7,970
operating profit	**450**	521
balance of financial income and expense	**-14**	-97
taxation	**-84**	-69
profit from non-consolidated companies	**-3**	14
profit on ordinary activities after taxation	**349**	369
extraordinary profit after taxation	**840**	1,045
minority interests' share	**-1**	1
net profit	**1,188**	1,415

Net sales

At € 5.6 billion, sales of ongoing activities were 2% lower than in 2001. Autonomous volume growth amounted to 6%. Selling prices were down 4% on average. Sales decreased by 2% due to deconsolidations and by another 2% due to exchange rate developments (in particular for the US dollar).

Operating costs

The operating costs of ongoing activities decreased compared with 2001 and stood at € 5.1 billion. The main component of these costs, the costs of raw materials and consumables, decreased by € 309 million. Expressed as a percentage of net sales, the costs of raw materials and consumables decreased from 47% in 2001 to 43% in 2002.

Due in part to the Operational Excellence programme, there was no autonomous increase in fixed out-of-pocket costs for our ongoing activities, in spite of a 7% increase in average labour costs per employee. Overall labour costs increased by 1% and stood at € 1,156 million in 2002 (2001: € 1,139 million)

Amortization and depreciation for the ongoing activities decreased from € 405 million in 2001 to € 384 million in 2002, mainly because of impairments at the end of 2001.

Operating profit

The operating profit on ongoing activities increased by € 47 million (14%), from € 336 million in 2001 to € 383 million in 2002, mainly as a result of higher sales volumes. The sales margin (operating profit as a percentage of net sales) increased from 5.8% in 2001 to 6.8% in 2002.

Margins (selling prices per unit of product less variable costs) were on average significantly below the 2001 level.

Net profit

Financial income and expense on balance resulted in an interest charge of € 14 million compared with € 97 million in 2001. This decrease was related to the increase in financial income due to the investment of the revenues from the sale of DSM Petrochemicals and our stake in Energie Beheer Nederland and to a lower interest rate.

At 19%, the effective tax rate in 2002 was higher than in 2001 (16%). The main reason for this was that our profits no longer included tax-exempt income from Energie Beheer Nederland.

The profit from non-consolidated companies decreased from € 14 million in 2001 to -€ 3 million in 2002 due to the lower result of Methanor and a few other, smaller participations and the sale of Energie Beheer Nederland.

The profit on ordinary activities after taxation decreased by € 20 million and stood at € 349 million. The decrease was due mainly to the sale of DSM Petrochemicals and the depository receipts of Energie Beheer Nederland.

The extraordinary profit for the full year 2002 amounted to € 840 million (2001: € 1,045 million). The extraordinary profit of € 840 million mainly represents the book profit on the sale of DSM Petrochemicals (€ 936 million) less an amount of € 96 million relating to the finalization within DSM of the demerger of DSM Petrochemicals and anticipated post-demerger expenses and to the impairment of DSM's share in Evergreen Nylon Recycling in the USA, in view of a decline in the short-term and medium-term commercial and technological prospects for this business.

The net profit decreased from € 1,415 million in 2001 to € 1,188 million in 2002, mainly as a result of the decrease in extraordinary profit. Expressed per ordinary share, the net profit decreased from € 14.50 in 2001 to € 12.08 in 2002.

CAPITAL EXPENDITURE AND FINANCING
Capital expenditure on tangible and intangible fixed assets for ongoing activities amounted to € 463 million in 2002 and exceeded amortization and depreciation by a margin of € 79 million. In addition, an investment of € 33 million was made in the establishment of the DSM Nanjing Chemical Company joint venture for the production of caprolactam in China.

Net debt as a percentage of group equity plus net debt, which amounted to 17% at the end of 2001, changed into a surplus of 25% at year-end 2002. This was due mainly to the sale of DSM Petrochemicals.

CONSOLIDATED BALANCE SHEET

x € million	year-end 2002		year-end 2001	
fixed assets				
intangible fixed assets	462		594	
tangible fixed assets	2,885		3,607	
financial fixed assets	292		241	
		3,639		4,442
current assets				
inventories	944		1,171	
receivables	1,439		1,814	
cash / marketable securities	2,974		1,148	
	5,357		4,133	
Total		8,996		8,575

x € million	year-end 2002		year-end 2001	
group equity				
shareholders' equity	5,142		4,239	
minority interests' share	44		59	
		5,186		4,298
equalization account		32		30
provisions		682		809
long-term liabilities		1,337		1,533
current liabilities				
- interest-bearing	599		482	
- non-interest-bearing	1,160		1,423	
		1,759		1,905
Total		8,996		8,575
capital employed		4,570		5,763
net debt		-1,038		867
group equity / total assets		0.58		0.50
net debt / group equity plus net debt		-0.25		0.17

REVIEW BY CLUSTER
DSM's activities are grouped into three clusters. The tables below present the financials of the ongoing activities in these clusters.

net sales and supplies	net sales		supplies	
x € million	**2002**	2001	**2002**	2001
Life Science Products	**2,168**	2,237	**2,240**	2,304
Performance Materials	**1,767**	1,855	**1,795**	1,935
Industrial Chemicals	**1,268**	1,302	**1,389**	1,460
Other activities	**433**	357	**437**	373
intra-group supplies	**-**	-	**-225**	-321
total	**5,636**	5,751	**5,636**	5,751

operating profit (EBIT) x € million	**2002**	2001
Life Science Products	**232**	230
Performance Materials	**113**	112
Industrial Chemicals	**77**	64
Other activities	**-12**	-41
operating profit before amortization of goodwill	**410**	365
amortization of goodwill	**-27**	-29
total	**383**	336

VALUE-BASED BUSINESS STEERING

In 2001 we introduced a new financial-management system known as 'value-based business steering' (VBBS) and implemented this on a worldwide basis. On the surface, it is a method for financial planning, performance measurement, reporting and control. However, our primary reason for introducing it was to initiate a process of behavioural and cultural change aimed at ensuring that the commitments our business units make with regard to their financial performance will be met.

THE FIGURES TELL THE STORY

The transformation process which DSM is undergoing at present is one of the main reasons for introducing the VBBS system. During our time as a basically cyclical company, our profitability was largely at the mercy of market trends. Now that we are evolving into a specialty company, however, VBBS can help to boost the effectiveness of our management and give real meaning to the concept of pro-active enterprise by providing clear long-term financial targets for each business group and a standard system for measuring and reporting financial performance. This will create a context in which the Managing Board and the business groups can conclude performance contracts and evaluate the fulfilment of these contracts in a businesslike manner. Our new financial toolbox includes indicators such as the cash-flow return on investment (CFROI), cash value added (CVA) and delta CVA.



SOUND ENTREPRENEURSHIP

In 2002 Wim Steenbakkers and Nico Grootjen of DSM Venturing & Business Development won an award for their business plan for the PuriSoil soil remediation technology. This DSM invention had already won an innovation award in 2001. PuriSoil cleans contaminated soil by blowing air through it, which is then passed through a bioactive layer in which all contaminants are converted into harmless substances. This method is far cheaper than other techniques for soil remediation and can be used without having to demolish existing buildings. Soil remediation is not among DSM's core activities so at the end of 2002 a new company, Terreco, was formed to commercialize PuriSoil.



CORK AND PLASTIC

Corks for wine bottles have traditionally been made from natural cork, most of which comes from Portugal. Good quality natural cork is becoming harder to find: a cork tree has to grow for 30 to 40 years before the first cork can be harvested. The best cork is produced from the 2nd or 3rd harvest and there is almost 10 years between them. Producing natural cork is very labour intensive and the cork can be easily contaminated. The most common contaminant is TCA (trichloroanisole), a chemical produced by a fungus that gives wine an unpalatable flavour. The plastic cork has many advantages: the chance of TCA being emitted by the cork is practically nil and the production process is controlled from start to finish, guaranteeing consistent quality.
DEXPlastomers (a joint venture between DSM and Exxon-Mobil) has discovered a plastomer (marketed under the trade name Exact) which is a highly suitable material for plastic corks. This became one of DEX's core activities in 2002. The Exact plastomer is absolutely taste- and odour-free and has the right mechanical properties. No waste is produced in the production process, and the Exact cork can be fully recycled.

LOGICAL DIALOGUE

VBBS is all about creating business value, i.e. increasing the company's value on an ongoing basis. Business value is more than just shareholder value. Profit should be earned in close partnership with satisfied suppliers and customers. Our profitability should be such as to give our staff plenty of opportunities for developing their talents and also allow us to invest across the broad gamut of sustainable activities that makes a company a fully-fledged, responsible organization. An absolute precondition for growth is that our activities are accepted by the communities in which we operate.

The effectiveness of VBBS is guaranteed by a logical and stringent process of planning, reporting and assessment. Once the strategy for a given activity has been determined on the basis of a 'Business Strategy Dialogue', the next step is to draw up a 'Strategic Value Contract'. This is a document setting out the future strategy, including the anticipated profits, for a period of three years (normally speaking) in the form of a binding agreement between the Managing Board and the management of the business group concerned. This will make the annual budgeting rounds a lot simpler; they will be replaced by progress reports on the implementation of the contract. The management reports on the financial results every quarter. The system includes various management incentives linked to the realization of the contract.



INTERNET MAKES BUSINESS BOOM

In our efforts to improve our performance as regards People, Planet and Profit we are clearly benefiting from ICT developments. For example in the areas of communication, the sharing of information and experience and collaboration with others both inside and outside the company, and in the use of the electronic superhighway in purchasing and sales processes.
Last year we started using Webex, a system of electronic conferencing. The system was used more than 2000 times and helped to increase productivity and reduce costs.
In so-called DSM Team Rooms, digital connections allow groups of employees to work with DSM colleagues and with suppliers, customers and partners at different locations. There were more than 150 of these Team Rooms in use at the end of 2002.
Our e-business infrastructure allows us to collaborate quickly, effectively and transparently with everyone we need to. There is far less time, money and energy spent on travelling and performing various transactions.
Thanks to the Aurora project, practically all DSM employees worldwide are now connected to the DSM network. This means they all have access to the information we provide on our Intranet.

VERIFIERS' REPORT

INTRODUCTION

The Managing Board of DSM N.V. asked us to verify the DSM Triple P Report 2002 (3P Report). The 3P Report is the responsibility of DSM's management. Our responsibility is to issue a Verifiers' Report on the 3P Report.

SCOPE

The object of the verification was the complete report, including the data and the text. In the chapter 'Reporting policy and justification of choices made' on page 9 DSM provides an explanation of the contents of the report and the reporting principles. Our verification was focused on the question to what extent the Managing Board of DSM N.V. has drawn up the information included in the 3P Report with due care, as well as a review of the reliability of this information. This verification provides a moderate level of assurance.

ACTIVITIES UNDERTAKEN

The verification was planned and conducted by a multidisciplinary team. Our verification approach was based on the International Standard for Assurance Engagements of the International Federation of Accountants.
In the context of verification we recognise that non-financial data are, in general, subject to more inherent limitations than financial data due to their nature and the methods used for determining, calculating or estimating such data.
Our activities, aimed at providing a moderate level of assurance, included:

- a review of the underlying systems and procedures used to collect and process the reported information, including the aggregation of data from the sites into the aggregated information at corporate level;
- a review of the underlying principles of management information and reporting used in drawing up the 3P Report;
- an evaluation of the reliability and other quality criteria of the reported information, including a review of important estimates, based on, among others, the Sustainability Reporting Guidelines of the Global Reporting Initiative (part B);
- random visits to a limited number of sites, based on an annual rotation;
- an evaluation of the general picture presented in the 3P Report based on underlying internal information and official external publications such as research and media reports.
- checking whether the financial information in the 3P Report has been correctly derived from the audited annual accounts for 2002 of DSM N.V.

OPINION

Based on our verification we conclude that the Managing Board of DSM N.V. has drawn up the information included in the 3P Report with due care. Nothing has come to our attention that causes us to believe this information is not reliable.

Amstelveen (The Netherlands), March 2003

KPMG Sustainability B.V.
Prof. Dr. George C. Molenkamp, Director

GLOSSARY

AOX
Adsorbable organic halogen compounds, for instance chlorinated solvents.

ARIA
Application for Recording of Incidents and Actions

Audit
Systematic investigation into the organization, processes and procedures.

Base year
Year used as a reference date to measure progress made. The base year for measuring energy efficiency improvements in the Netherlands, for example, is 1989.

BMP
Dutch abbreviation for Site Environmental Plan; plan in which the companies which have signed the Chemicals Covenant state what efforts they intend to make over the next few years regarding the environment.

CEFIC
Conseil Européen de l'Industrie Chimique (European Chemical Industry Council). The European sector organization for the chemical industry.

cGMP
Current Good Manufacturing Practice: the basic principles, procedures and resources required to ensure an environment suitable for manufacturing products of an acceptable quality.

CO_2
Carbon dioxide. A gas produced when fossil fuels are burned; carbon dioxide contributes to the greenhouse effect.

Contractor
Non-DSM company that carries out work at a DSM site on a contract basis under its own authority and supervision.

COD
Chemical oxygen demand; indicates the degree of contamination of waste water by organic compounds.

Dust
Dust emission data relate to 'inhalable dust'. This is dust that can penetrate into a person's lungs. This dust fraction is described and defined in international legislation (the so-called PM10 fraction).

FI
Frequency index, unit of measurement for safety: the number of lost-workday cases per 100 employees per year.

HACCP
Hazard Analysis Critical Control Point: the systematic identification and management of risks associated with the manufacture, distribution and use of food ingredients.

Heavy metals
Group of metals, including mercury, zinc, copper, cadmium, vanadium and lead. Harmful if spread in the environment.

N Nitrogen.
An excess of nitrogen compounds in surface water gives rise to eutrophication and algal bloom.

NO_x
Nitrogen oxides, gases which are released mainly during incineration and which result in acidification.

N_2O Dinitrogen oxide.
A gas formed in various processes. On a weight-for-weight basis, the contribution of N_2O to the greenhouse effect is 310 times greater than that of carbon dioxide.

P Phosphorus.
An excess of phosphorus compounds in surface water gives rise to eutrophication and algal bloom.

PS
Priority Substances: the Black List substances according to EU Council Directive 76/464 EEG.

Responsible Care
Name of a programme which the chemical industry uses worldwide on a voluntary basis to work on (and communicate about) ongoing improvement in SHE performance.

SHE
Safety, Health and the Environment.

SHE&M
Safety, Health, Environment & Manufacturing

SO_x
Sulphur dioxide and other sulphur oxides. These are formed during the combustion of fossil fuels and lead to acidification.

VNCI
Association of the Dutch Chemical Industry.

VOC
Volatile organic compound. This is a broad category of chemical compounds, some of which pose a health hazard. The presence of VOCs in the atmosphere can lead to acidification.

DSM

Reply coupon Triple P Report 2002

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Triple P Report for 2003

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You can help us improve the quality of our Triple P Report by letting us know what you think of it via the questionnaire overleaf.

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Heerlen, March 2003

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- Cate C[illegible], Dean M[illegible] and Christine Kremer of DSM Chemicals North America start new communication programmes directed at the local community.
- D[illegible] B[illegible] and Dean M[illegible] receive the Citizenship Award in Augusta (USA).
- Former DSM employees [illegible] and Piet [illegible], the founders of DSM's Kids & Chemistry project, [illegible] the project in [illegible] (Netherlands) [illegible].
- Marco [illegible], [illegible] and Sander K[illegible] implement the QuickPlace system for meetings and virtual team work.
- Henk S[illegible]'s new Shared Financial Service Center in S[illegible] (Netherlands) goes live.
- Erik Jan [illegible] opens the new DSM [illegible] Manufacturing Solutions.
- Feike Sijbesma [illegible] launches a project to [illegible] business [illegible] customers [illegible] of the electronic super highway.
- The management of the ABS plant wins the DSM People Award, which DSM created in 2002.
- Marco Sch[illegible] comes up with a method to speed up [illegible] manufacturing processes and increase the yield.
- [illegible] DSM's [illegible] in Salt Lake City.
- [illegible] finds a [illegible].
- Martin van M[illegible] [illegible] an improved method for preventing [illegible] and leakage in pipes.
- Marina Wolders and [illegible] start the 'Women through the glass ceiling' project.
- Alex [illegible], Roger Pattenberg, [illegible] and Nico Th[illegible] design an automated system for [illegible] water [illegible].
- Cor van de Moosdijk publishes a unique [illegible] on [illegible] fumarates.
- [illegible] de Haas and [illegible] Schaeckerman lead the introduction of ABIA, a new system for recording incidents.
- Frank van den Brink is appointed chairman of the Advanced Catalytic Technologies for Sustainability platform [illegible] in 2002.
- [illegible] Meijer receives a special award for designing and implementing DSM's new R&D governance model.
- Nico Eken and Rob Ca[illegible] introduce the Non-Performance system for recording complaints about DSM and its suppliers.
- Willem van den [illegible] of DSM Fibre Intermediates completes a successful project to purchase raw materials more efficiently.
- Wouter G[illegible], [illegible] Coenen, Marnix van Gurp and Gerard Schellekens [illegible] database for [illegible].
- DSM Gist [illegible] celebrates its 100th anniversary. DSM Melamine [illegible] anniversary.
- Maarten van Nieuwenhuyzen, Marion Janssen, Hans van Doorn, Berry Verbart, Alise Lang, Karin Grannetia and Lilian Koek organize DSM's centennial celebrations and the Dream Action.
- Henk van Dalen launches the Apollo project aimed at standardizing DSM's business processes.
- Wim Steenbakkers and Nico [illegible] are awarded the New Venture 2002 prize for innovative start-ups.
- Jean-Marc Daran, Marijn [illegible], Maaike Franse, Hans van den [illegible], Ab van Ooyen, Gerard [illegible] and Ana Riemens receive the DSM Research Award for the first quarter of 2002 for a new technology for isolating new enzymes and for compiling DNA libraries.
- Louis Haak of DSM Dairy Ingredients starts 'CLO 2', a project aimed at improving customer communications and services.
- Koos Mencke, Rene Steeman and Joan Bouge[illegible] are proclaimed Heroes of Chemistry by the American Chemical Society in Boston (USA) for their research on Dyneema.
- Project leader Femeke Lieker opens Worldwide, a website providing information about substances used at DSM.
- Albert Veldman devises a much cheaper procedure for purchasing bulk liquid containers.
- Rolf van Benthem, Nico Meijerink, Erik Gelade, Dirk Muscat, Peter Froehling, Patrick Hendriks, Carlo Vermeulen and Theo Zwartkruis receive the DSM Publication Award for their research on polymers.
- Harm Bakker opens the new International Human Resources Services centre.
- Wes Wheeler of DSM Pharmaceuticals Inc. starts the Lean SixSigma organizational quality project.
- Louis Haak, Johan Alebregtse, Helene Over and Arthur Simonetti start the 'CLO' project to help the business grow and cut down on logistics costs.
- Bert van den Boom, Peter van der Leeuw, Hilde [illegible], Theo Clemens, Piet [illegible] and Jorgen Sorensen activate the first passwords for Employee Benefits a la Carte [illegible], a new, interactive, intranet-based information system for employees of DSM Limburg and SABIC.
- Gerard Schellen comes up with a suggestion for major cost savings in the transport of phenol by rail.
- DSM Agro Manufacturing launches PACE, a comprehensive programme for changing the company's organization, work processes and culture.
- Inge Massen and Jos C[illegible] win the Brand New Day Award: their Dyneema project was the best branding campaign of the year. DSM Desotech and DSM Bakery Ingredients were the other two nominees.
- Laurens [illegible], [illegible] de [illegible], Ellen [illegible], Hans Leijen and Marja Bikkers introduce the Global People Finder, an electronic phone directory forming part of the knowledge management project.
- Rob Offermans of DSM Fine Intermediates launches the Customer Satisfaction Project that aims [illegible] customer friendly [illegible] approach.
- Manufacturing and Technology employees of the [illegible] melamine plant receive the DSM Research Award. They managed to increase manufacturing output by [illegible] without any extra investments.
- DSM Managing Board member Feike Sijbesma is appointed chairman of EuropaBio, the European Association of Bio-industries.
- Andre Wouters and Malcolm Staggers of the VIP Value in Purchasing project achieve major savings for DSM customers.
- Jan Maarten Bosch receives the Zero Accident Award from the Indonesian government in Jakarta on behalf of DSM [illegible].
- DSM Resins US receives the 2002 Safety Award.
- Peter Elverding is appointed vice chairman of CEFIC, the European Chemical Industry Association.



DSM